Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-205588

 PROSPECTUS

31,046,243 Shares of Common Stock Issuable Upon the Exercise of Convertible Preferred Stock
9,313,873 Shares of Common Stock Issuable Upon the Exercise of $1.50 Warrants

This prospectus relates to the sale of (i) up to 31,046,243 shares of our common stock that are issuable upon the conversion of our convertible preferred stock. and (ii) up to 9,313,873 shares of our common stock that are issuable upon the exercise of our $1.50 warrants , which may be offered for sale from time to time by the persons (and their transferees) identified in the heading “Selling Holders” on page 64 of this prospectus who currently own such securities or may acquire such securities upon transfer .

On May 14, 2015, we entered into a securities purchase agreement with various accredited investors to issue (i) 4,000 shares of our Series A-1 Convertible Preferred Stock, (ii) 2,000 shares of our Series A-2 Convertible Preferred Stock, (iii) 25,046 shares of Series B Convertible Preferred Stock and (iv) warrants to purchase a number of shares of common stock equal to 30% of such investor’s shares of common stock issuable upon conversion of such investors preferred stock.  Each share of preferred stock is convertible into 1,000 shares of common stock.  Each warrant represents the right to purchase one share of our common stock at any time and from time to time through May 20, 2020 at an exercise price of $1.50 per share.

The selling holders are investors that were issued shares of preferred stock and warrants on May 20, 2015 pursuant to the purchase agreement.  We will not receive any proceeds from the sale of the common stock issuable upon the conversion of the preferred stock by the selling holders.  If warrants are exercised, we will receive $1.50 for each share of common stock acquired when warrants are exercised. We are registering the common stock for resale by the selling holders, but that does not necessarily mean that they will sell any of the common stock.

A current prospectus must be in effect at the time of the sale of the common stock issuable upon the conversion of the preferred stock or upon the exercise of warrants. The selling holders will sell at prevailing market prices, or privately negotiated prices. The selling holders will be responsible for any commissions or discounts due to brokers or dealers.  We will pay all of the other offering expenses.  Each selling holder or dealer selling common stock issuable upon the conversion of the preferred stock or upon the exercise of warrants is required to deliver a current prospectus upon the sale.  In addition, for the purposes of the Securities Act of 1933, as amended, the selling holders may be deemed to be underwriters.

Our common stock is traded on the NASDAQ Capital Market under the symbol “RLJE.” On July 22, 2015, the last reported sales price for our common stock on the NASDAQ Capital Market was $0.40 per share.

YOU SHOULD READ THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 23, 2015.

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement. The selling holders may sell, from time to time, in one or more offerings, the common stock described in this prospectus. This prospectus only provides you with a general description of the common stock they may offer. If required when they sell shares of common stock under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the offering of the common stock. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Incorporation by Reference.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus or in any prospectus supplement constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expects,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology.

Forward-looking statements contained or incorporated by reference in this prospectus or in any prospectus supplement are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Forward-looking statements we make or which are incorporated by reference in this prospectus or in any prospectus supplement are subject to various risks and uncertainties that could cause actual results to vary from our forward-looking statements, including:

▪	Our financial performance, including our ability to achieve revenue growth, margins or earnings before income tax, depreciation, amortization, adjusted for cash investment in content, interest expense, transaction and severance costs, warrants and stock-based compensation (or Adjusted EBITDA);
▪	The effects of limited cash liquidity on operational growth;
▪	Our obligations under our credit agreement, including our principal repayment obligations;
▪	Our ability to satisfy financial ratios;
▪	Our ability to raise additional capital to reduce debt, improve liquidity and fund capital requirements;
▪	Our ability to fund planned capital expenditures and development efforts;
▪	Our inability to gauge and predict the commercial success of our programming;
▪	The ability of our officers and directors to generate a number of potential investment opportunities;
▪	Our ability to maintain relationships with customers, employees and suppliers;
▪	Delays in the release of new titles or other content;
▪	The effects of disruptions in our supply chain;
▪	The loss of key personnel;
▪	Our public securities’ limited liquidity and trading; or
▪	Our ability to meet the NASDAQ Capital Market continuing listing standards and maintain our listing.

We caution you not to place undue reliance on these forward-looking statements which speak only as of the date of this prospectus, any prospectus supplement or the date of any document incorporated by reference in this prospectus or any prospectus supplement. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

SUMMARY OF THE OFFER

Common stock offered:	31,046,243 shares issuable upon conversion of preferred stock and 9,313,873 shares issuable upon exercise of $1.50 warrants

Common stock outstanding before this offering:	12,882,275 shares as of July 9, 2015

Additional common stock issuable upon conversion of all outstanding shares of preferred stock:	31,046,243

Additional common stock issuable upon exercise of outstanding $1.50 warrants:	9,313,873 shares

Common stock to be outstanding if all outstanding shares of preferred stock are converted and all $1.50 warrants are exercised:	53,242,391 shares

Use of proceeds:
The common stock issuable upon conversion of the preferred stock and the exercise of the warrants are being offered solely for the accounts of the selling holders.  We will not receive any proceeds from the sale of such securities.  We will receive proceeds from the exercise of the warrants. We intend to use any proceeds of the exercise of the warrants for general working capital. See “Use of Proceeds.”

NASDAQ symbol:	RLJE

Risk Factors:
You should read the “Risk Factors” section of this prospectus and in the documents incorporated by reference in this prospectus for a discussion of factors to consider before deciding to purchase shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER DATA

The following tables summarize our consolidated financial and other data. You should read this summary consolidated financial and other data together with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited annual consolidated financial statements and related notes included elsewhere in this prospectus, and our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2014 and 2013 are derived from our audited annual consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2015 and 2014 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited annual consolidated financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. Results for the three months ended March 31, 2015 are not indicative of results expected for the full year.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
	(unaudited data)
	(In thousands, except share and per share data)
Consolidation Statements of Operations Data:
Revenue	$26,116	$30,272	$137,689	$164,830
Cost of Sales:
Content amortization and royalties	11,887	14,173	58,807	75,345
Manufacturing and fulfillment	8,330	10,031	42,647	57,286
Total cost of sales	20,217	24,204	101,454	132,631
Gross profit	5,899	6,068	36,235	32,199

Selling expenses	6,559	5,773	24,510	26,830
General and administrative expenses	5,515	5,145	19,681	22,810
Depreciation and amortization	1,165	1,523	5,694	6,174
Goodwill impairment	—	—	981	—
Total operating expenses	13,239	12,441	50,866	55,814
LOSS FROM OPERATIONS	(7,340)	(6,373)	(14,631)	(23,615)

Equity earnings of affiliates	250	305	2,580	3,296
Interest expense, net	(2,943)	(2,018)	(9,459)	(8,279)
Change in fair value of stock warrants	497	(1,800)	3,522	201
Loss on extinguishment of debt	—	—	(1,457)	—
Other income (expense)	(776)	123	(1,356)	(479)
LOSS BEFORE PROVISION FOR INCOME TAXES	(10,312)	(9,763)	(20,801)	(28,876)
Provision for income taxes	(318)	(308)	(399)	(2,201)
NET LOSS	$(10,630)	$(10,071)	$(21,200)	$(31,077)
Net loss per common share:
Basic and diluted	$(0.84)	$(0.81)	$(1.69)	$(2.50)

Weighted average shares outstanding:
Basic and diluted	12,680	12,454	12,532	12,447

RISK FACTORS

Risks Relating to Our Liquidity and Credit Agreement

We may not be able to generate sufficient cash to service all of our indebtedness, and we may be forced to take other actions, which may or may not be successful, to satisfy our obligations under our indebtedness. Our ability to make scheduled payments depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, including our Credit Agreement with certain lenders and McLarty, as Administrative Agent. In the absence of such cash flows or capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our senior secured Credit Agreement and the indenture governing our senior secured notes restrict our ability to dispose of assets and use the proceeds from such dispositions. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

▪	Our debt holders could declare all outstanding principal and interest to be due and payable; and
▪	We could be forced into bankruptcy or liquidation.

Our Credit Agreement contains covenants that may limit the way we conduct business.  Our Credit Agreement contains various covenants limiting our ability to:

▪	incur or guarantee additional indebtedness;
▪	pay dividends and make other distributions;
▪	pre-pay any subordinated indebtedness;
▪	make investments and other restricted payments;
▪	make capital expenditures;
▪	enter into merger or acquisition transactions; and
▪	sell assets.

These covenants may prevent us from raising additional debt or equity financing, competing effectively or taking advantage of new business opportunities.

Our Credit Agreement includes covenants that require us to maintain specified financial ratios. Our ability to satisfy those financial ratios can be affected by events beyond our control, and we cannot be certain we will satisfy those ratios.  As of March 31, 2015, we were not in compliance with our minimum cash balance requirement, which was waived by our lenders on April 15, 2015.

Our Credit Agreement provides that the failure to comply with the financial ratios or other covenants or a material adverse change in our business, assets or prospects constitutes an “event of default.”  If we are unable to comply with the financial ratios, comply with other covenants as specified in the Credit Agreement, our lenders may choose to assert an event of default under our Credit Agreement.  In this event, unless we are able to negotiate an amendment, forbearance or waiver, we could be required to repay all amounts then outstanding, which would have a material adverse effect on our liquidity, business, results of operations, and financial condition.

We may not be able to generate the amount of cash needed to fund our future operations. Our ability either to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future.  Our ability to generate cash is in part subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. We cannot assure you, however, that our business will generate sufficient cash flow from operations to fund our liquidity needs.

Our liquidity depends on our cash-on-hand, operating cash flows and ability to collect cash receipts.  At March 31, 2015, our cash and cash equivalents were approximately $3.1 million and, in accordance with the April 15, 2015 amendment to the Credit Agreement, we are required to maintain $1.0 million of cash at all times. We rely on our cash-on-hand, operating cash flows and ability to collect cash receipts to fund our operations and meet our financial obligations.  Delays or any failure to collect our trade accounts receivable would have a negative effect on our liquidity.

We have pledged our intellectual property assets to secure our Credit Agreement, and this represents a risk to our business, results of operations and financial condition. In order to secure the financing necessary to operate our business, we pledged all of our intellectual property rights as collateral to our Credit Agreement. If we were to default on our obligations under the Credit Agreement, we could forfeit our intellectual property and, thereby, a primary source of revenue. This could have a material adverse effect on our business, results of operations and financial condition.

We are seeking additional capital funding and such capital may not be available to us. We are exploring various equity financing alternatives. If we are unable to obtain additional capital, we may be required to delay or reduce our operations. We cannot assure you that any necessary additional financing will be available on terms favorable to us, or at all. If we raise additional funds through the issuance of securities convertible into or exercisable for common stock, the percentage ownership of our stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders.  Market and industry factors may harm the market price of our common stock and may adversely impact our ability to raise additional funds. Similarly, if our common stock is delisted from the NASDAQ Capital Market, it may limit our ability to raise additional funds.

Risks Relating to Our Business

We have limited working capital and limited access to financing.  Our cash requirements, at times, may exceed the level of cash generated by operations. Accordingly, we may have limited working capital.

Our ability to obtain adequate additional financing on satisfactory terms may be limited and our Credit Agreement prevents us from incurring additional indebtedness.  Our ability to raise financing through sales of equity securities depends on general market conditions, including the demand for our common stock.  We may be unable to raise adequate capital through the sale of equity securities, and if we were able to sell equity, our existing stockholders could experience substantial dilution.  If adequate financing is not available at all or it is unavailable on acceptable terms, we may find we are unable to fund expansion, continue offering products and services, take advantage of acquisition opportunities, develop or enhance services or products, or respond to competitive pressures in the industry.

Our business requires a substantial investment of capital.  The production, acquisition and distribution of programming require a significant amount of capital. Capital available for these purposes will be reduced to the extent that we are required to use funds otherwise budgeted for capital investment to fund our operations and/or make scheduled payments on our debt obligations. Curtailed content investment over a sustained period could have a material adverse effect on future operating results and cash flows.  Further, a significant amount of time may elapse between our expenditure of funds and the receipt of revenues from our television programs or motion pictures. This time lapse requires us to fund a significant portion of our capital requirements from our operating cash flow and from other financing sources. Although we intend to continue to mitigate the risks of our production exposure through pre-sales to broadcasters and distributors, tax credit programs, government and industry programs, co-financiers and other sources, we cannot assure you that we will continue to successfully implement these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of new television programs and motion pictures. In addition, if we increase (through internal growth or acquisition) our production slate or our production budgets, we may be required to increase overhead and/or make larger up-front payments to talent and, consequently, bear greater financial risks. Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Our inability to gauge and predict the commercial success of our programming could adversely affect our business, results of operations and financial condition.  Operating in the entertainment industry involves a substantial degree of risk.  Each video program or feature film is an individual artistic work, and its commercial success is primarily determined by unpredictable audience reactions.  The commercial success of a title also depends upon the quality and acceptance of other competing programs or titles released into the marketplace, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible external factors, all of which are subject to change and cannot be predicted.  Timing is also sometimes relevant to a program’s success, especially when the program concerns a recent event or historically relevant material (e.g., an anniversary of a historical event which focuses media attention on the event and accordingly spurs interest in related content).  Our success depends in part on the popularity of our content and our ability to gauge and predict it.  Even if a film achieves success during its initial release, the popularity of a particular program and its ratings may diminish over time.  Our inability to gauge and predict the commercial success of our programming could materially adversely affect our business, results of operations and financial condition.

We may be unable to recoup advances paid to secure exclusive distribution rights.  Our most significant costs and cash expenditures relate to acquiring content for exclusive distribution.  Most agreements to acquire content require upfront advances against royalties or net profits participations expected to be earned from future distribution.  The amount we are willing to advance is derived from our estimate of net revenues that will be realized from our distribution of the title.  Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results will differ from those estimates.  If sales do not meet our original estimates, we may (i) not recognize the expected gross margin or net profit, (ii) not recoup our advances or (iii) record accelerated amortization and/or fair value write-downs of advances paid.  We recorded impairments of $4.8 million and $6.4 million during 2014 and 2013, respectively, related to our investments in content.  For the three months ended March 31, 2015, we recorded impairments of $533,000 related to our investments in content.

Our inability to maintain relationships with our program suppliers and vendors may adversely affect our business.  We receive a significant amount of our revenue from the distribution of content for which we already have exclusive agreements with program suppliers.  However, titles which have been financed by us may not be timely delivered as agreed or may not be of the expected quality.  Delays or inadequacies in delivery of titles, including rights clearances, could negatively affect the performance of any given quarter or year.  In addition, results of operations and financial condition may be materially adversely affected if:

▪	We are unable to renew our existing agreements as they expire;
▪	Our current program suppliers do not continue to support digital, DVD or other applicable format in accordance with our exclusive agreements;
▪	Our current content suppliers do not continue to license titles to us on terms acceptable to us; or
▪	We are unable to establish new beneficial supplier relationships to ensure acquisition of exclusive or high-profile titles in a timely and efficient manner.

Disputes over intellectual property rights could adversely affect our business, results of operations and financial condition.  Our sales and net revenues depend heavily on the exploitation of intellectual property owned by us or third parties from whom we have licensed intellectual property. Should a dispute arise over, or a defect be found in, the chain of title in any of our key franchises, this could result in either a temporary suspension of distribution or an early termination of our distribution license. This could have a material adverse impact on our business, results of operations and financial condition.

We, and third parties that manage portions of our secure data, are subject to cybersecurity risks and incidents. Our direct-to-consumer business involves the storage and transmission of customers' personal information, shopping preferences and credit card information, in addition to employee information and our financial and strategic data. The protection of our customer, employee and company data is vitally important to us. While we have implemented measures to prevent security breaches and cyber incidents, any failure of these measures and any failure of third parties that assist us in managing our secure data could materially adversely affect our business, financial condition and results of operations.

A high rate of product returns may adversely affect our business, results of operations and financial condition.  As with the major studios and other independent companies in this industry, we experience a relatively high level of product returns as a percentage of our revenues. Our allowances for sales returns may not be adequate to cover potential returns in the future, particularly in the case of consolidation within the home-video retail marketplace, which when it occurs tends to result in inventory consolidation and increased returns.  We have experienced a high rate of product returns over the past three years.  We expect a relatively high rate of product returns to continue, which may materially adversely affect our business, results of operations and financial condition.

We depend on third-party shipping and fulfillment companies for the delivery of our products.  If these companies experience operational difficulties or disruptions, our business could be adversely affected.  We rely on SPHE, our distribution facilitation and manufacturing partner in North America, Sony DADC UK Limited in the U.K, and Trade Global, our fulfillment partner in the U.S. for a majority of our Direct-to-Consumer sales, to determine the best delivery method for our products.  These partners rely entirely on arrangements with third-party shipping companies, principally Federal Express and UPS, for small package deliveries and less-than-truckload service carriers for larger deliveries, for the delivery of our products. The termination of arrangements between our partners and one or more of these third-party shipping companies, or the failure or inability of one or more of these third-party shipping companies to deliver products on a timely or cost-efficient basis from our partners to our customers, could disrupt our business, reduce net sales and harm our reputation.  Furthermore, an increase in the amount charged by these shipping companies could negatively affect our gross margins and earnings.

Economic weakness may continue to adversely affect our business, results of operations and financial condition.  The global economic downturn had a significant negative effect on our revenues and may continue to do so. As consumers reduced spending and scaled back purchases of our products, we experienced higher product returns and lower sales, which adversely affected our revenues and results of operations in previous years.  Although consumer spending has improved over the last few years, weak consumer demand for our products may occur and may adversely affect our business, results of operations and financial condition.

Our high concentration of sales to and receivables from relatively few customers (and use of a third-party to manage collection of substantially all packaged goods receivables) may result in significant uncollectible accounts receivable exposure, which may adversely affect our liquidity, business, results of operations and financial condition.  During 2014, our net revenues from Amazon were 19.0% of our net revenues.  Our top five customers accounted for approximately 46.2% of our net revenues for 2014.  SPHE and Netflix accounted for approximately 44.0% and 21.4%, respectively, of our gross accounts receivable as of December 31, 2014.

We may be unable to maintain favorable relationships with our retailers and distribution facilitators including SPHE and Sony DADC UK Limited.  Further, our retailers and distribution facilitators may be adversely affected by economic conditions.  If we lose any of our top customers or distribution facilitators, or if any of these customers reduces or cancels a significant order, it could have a material adverse effect on our liquidity, business, results of operations and financial condition.

We face credit exposure from our retail customers and may experience uncollectible receivables from these customers should they face financial difficulties.  If these customers fail to pay their accounts receivable, file for bankruptcy or significantly reduce their purchases of our programming, it would have a material adverse effect on our business, financial condition, results of operations and liquidity.

A high concentration of our gross accounts receivables is attributable to SPHE and Sony DADC UK Limited, as they are our vendor of record for shipments of physical product to North American and U.K. retailers and wholesalers.  As part of our arrangement with our distribution facilitation partners, SPHE and Sony DADC UK Limited collect the receivables from our end customers, provide us with monthly advance payments on such receivables (less a reserve), and then true up the accounts receivables accounting quarterly.  While we remain responsible for the credit risk from the end customer, if SPHE or Sony DADC UK Limited should fail to adequately collect and pay us the accounts receivable they collect on our behalf, whether due to inadequate processes and procedures, inability to pay, bankruptcy or otherwise, our financial condition, results of operations and liquidity would be materially adversely affected.

We do not control the timing of dividends paid by ACL, which could negatively impact our cash flow.  Although we hold a 64% interest in ACL, we do not control the board of directors of ACL. The members of the Agatha Christie family, who hold the remaining 36% interest in ACL, have the right to appoint the same number of directors as us and, in the event of deadlock on any decision of the board, also have a second or casting vote exercised by their appointee as chairman of ACL, which allows them to exercise control of ACL’s board of directors.

Under English law, the amount, timing and form of payment of any dividends or other distributions is a matter for ACL’s board of directors to determine, and, as a result, we cannot control when these distributions are made. If ACL’s board of directors decides not to authorize distributions, our revenue and cash flow may decrease, materially adversely affecting our business, results of operations, liquidity and financial condition.

Our business plan and future growth depend in part on our ability to commercialize the IP owned by ACL based on commissions for new programming from broadcasters, over whom we have no control.  If we are unable to successfully implement this strategy, the results of operations and financial condition could be materially adversely affected. Our financial condition and results of operation will depend, in part, on our ability to commercialize the IP owned by ACL. Whether we are able to successfully commercialize the IP owned by ACL, including the creation of new content, will depend, in part, on ACL obtaining commissions for new programming from broadcasters (such as ITV, BBC, and Sky in the UK and Fox, Disney and other studios in the U.S.). The ability to obtain commissions for new programming from broadcasters will depend on many factors outside of our control, including audience preferences and demand, financial condition of the broadcasters, the broadcasters’ budgets and access to financing, competitive pressures and the impact of actual and projected general economic conditions. We cannot guarantee that we will be able to obtain such commissions for new programming within our anticipated timeframe or at all. Without such commissions for new programming, we may not be able to successfully commercialize the IP of ACL in a timely or cost-effective manner, if at all. Failure to obtain commissions for new programming could adversely affect our market share, revenue, financial condition, results of operations, relationships with our distributors and retailers and our ability to expand our market, all of which would materially adversely affect our business, revenues and financial results.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel or hire additional personnel, our ability to develop and successfully market our business could be harmed.  Our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel.  Moreover, we believe that our success greatly depends on the contributions of our Chairman, Robert L. Johnson, executive officers including Chief Executive Officer, Miguel Penella, and Chief Financial Officer, Andrew S. Wilson, and other key executives. Although we have employment agreements with certain members of our executive management, any of our employees may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace.  The loss of any key employees or the inability to attract or retain qualified personnel could delay the acquisition of content and harm the market's perception of us.  Competition for the caliber of talent required to acquire and exploit content continues to increase.If we are unable to attract and retain the qualified personnel we need to succeed, our business, results of operations and financial condition could suffer.

We face risks from doing business internationally.  We exploit and derive revenues from television programs and feature films outside the U.S., directly in the U.K. and in Australia, and through various third-party licensees elsewhere. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

▪	Laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;
▪	Changes in local regulatory requirements, including restrictions on content, differing cultural tastes and attitudes;
▪	Differing degrees of protection for intellectual property;
▪	Financial instability and increased market concentration of buyers in foreign television markets, including in European pay television markets;
▪	The instability of foreign economies and governments;
▪	Fluctuating foreign exchange rates; and
▪	War and acts of terrorism.

Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-U.S. sources, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Changes to existing accounting pronouncements or taxation rules or practices may affect how we conduct our business and affect our reported results of operations. New accounting pronouncements or tax rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. A change in accounting pronouncements or interpretations or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Changes to existing rules and pronouncements, future changes, if any, or the questioning of current practices or interpretations may materially adversely affect our reported financial results or the way we conduct our business.

Changes in, or interpretations of, tax rules and regulations, and changes in geographic operating results, may adversely affect our effective tax rates. We are subject to income taxes in the U.S. and foreign tax jurisdictions. Our future effective tax rates could be affected by changes in tax laws or the interpretation of tax laws, by changes in the amount of revenue or earnings that we derive from international sources in countries with high or low statutory tax rates, or by changes in the valuation of our deferred tax assets and liabilities. Unanticipated changes in our tax rates could affect our future results of operations.

In addition, we may be subject to examination of our income tax returns by federal, state and foreign tax jurisdictions. We regularly assess the likelihood of outcomes resulting from possible examinations to determine the adequacy of our provision for income taxes. In making such assessments, we exercise judgment in estimating our provision for income taxes. While we believe our estimates are reasonable, we cannot assure you that final determinations from any examinations will not be materially different from those reflected in our historical income tax provisions and accruals. Any adverse outcome from any examinations may have a material adverse effect on our business and operating results.

Risks Relating to Our Industry

Revenues from the sale of DVD’s are declining.  During calendar 2014, the standard DVD marketplace experienced the eighth straight year-over-year decline for the category since the format debuted in 1997. We estimate that approximately 52.3% of our current net revenue base is generated from the sale of physical goods, which include the revenues from the sale of DVDs.  The continued maturation of the standard DVD format may continue to adversely affect our business, results of operations and financial condition.

Decreasing retail prices for DVDs may negatively affect our revenues and gross profit margins.  The home entertainment programming market in which we compete is rapidly evolving and intensely competitive.  Many of our competitors, including major studios, are increasingly offering programming, particularly DVD programming, at lower prices.  They may be able to produce or secure content on more favorable terms and may be able to adopt more aggressive pricing policies than we can.  While we strive to improve our operating efficiencies and leverage our fixed costs so that we can afford to pass along these savings to our customers in the form of lower prices, the industry trend of lowering prices may, over time, lead to lower sales, decreased profit margins or decreased overall revenues.

Decreasing retail shelf space for our industry may limit sales of our programming, which may adversely affect our business, results of operations and financial condition.  We face increasing competition from major motion picture studios and other independent content suppliers for limited retail shelf space, which space has been shrinking in absolute terms as brick and mortar retailers have fewer stores and lower budgets for the home-video space within their stores.  Our exclusive content competes for a finite amount of shelf space against a large and diverse supply of entertainment content from other suppliers.  New releases generally exceed several hundred titles a week.  We believe this competition can be especially challenging for independent labels like us, because the new releases of major studios often have extremely high visibility, greater marketing support and sales projections in the millions of units, which typically require much more shelf space to support.

Shelf space limitations at our brick and mortar retail customers are exacerbated by the increasing popularity of the high-definition format, Blu-ray.  The combination of standard discs, premium discs and special-edition boxed sets across two formats means that a release can come in as many six different configurations.  With the possible exception of our most popular new release titles and top-selling catalog titles, it can be a challenge to obtain the product placement necessary to maximize sales, particularly among the limited number of major retailers who comprise our core brick and mortar customers.  The continued retailer trend toward greater visibility for titles at the expense of quantity (i.e., “face out” rather than “spine out” placement) has the effect of reducing the total number of titles actually carried by a retailer.

We cannot accurately predict the overall effect shifting audience tastes, technological change or the availability of alternative forms of entertainment may have on distributors.  In addition to uncertainty regarding the DVD market, there is uncertainty as to whether other developing distribution channels and formats, such as VOD and internet distribution of television and films, will attain expected levels of public acceptance, or if such channels or formats are accepted by the public, whether we will be successful in exploiting the business opportunities they provide.  Moreover, to the extent that these emerging distribution channels and formats gain popular acceptance, the demand for delivery through DVDs may decrease.

Our revenues and results of operations may fluctuate significantly. Our results of operations are difficult to predict and depend on a variety of factors. Our results of operations depend significantly upon the commercial success of the television programming and feature films that we exploit, which cannot be predicted with certainty.  In particular, the underperformance of the VOD or SVOD window of one or more motion pictures in any period may cause our revenue and earnings results for that period (and potentially, subsequent periods) to be less than anticipated, in some instances to a significant extent. Accordingly, our results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

Our results of operations also fluctuate due to the timing, mix, number and availability of our broadcast, home entertainment and theatrical motion picture releases, as well as license periods for our content.  Our operating results may increase or decrease during a particular period or year due to differences in the number and/or mix of films released compared to the corresponding period in the prior year.

Risks Relating to Our Stock

Our stock price may be subject to substantial volatility, and stockholders may lose all or a substantial part of their investment.  Our common stock currently trades on the Nasdaq Capital Market (NASDAQ).  There is limited public float, and trading volume historically has been low and sporadic.  As a result, the market price for our common stock may not necessarily be a reliable indicator of our fair market value.  The price at which our common stock trades may fluctuate as a result of a number of factors, including the number of shares available for sale in the market, quarterly variations in our operating results, actual or anticipated announcements of new releases by us or competitors, the gain or loss of significant customers, changes in the estimates of our operating performance, fluctuations in the fair value of our common stock warrant liability and market conditions in our industry and the economy as a whole.

If we fail to meet all applicable continued listing requirements of the Nasdaq Capital Market and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, impair the value of your investment, adversely affect our ability to raise needed funds and subject us to additional trading restrictions and regulations.  Companies listed on The NASDAQ Stock Market, or NASDAQ, are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days or failure to timely file all required periodic financial reports with the SEC. On June 5, 2015, we received a deficiency letter from NASDAQ, indicating that for the last 30 consecutive business days our common stock had a closing bid price below the $1.00 minimum closing bid as required for continued listing set forth in Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided a grace period of 180 calendar days, or until December 2, 2015, to regain compliance with this requirement. Although we are actively monitoring the bid price for our common stock and will consider all available options to resolve the deficiency, we cannot be sure that our share price will regain compliance timely. As of July 22, 2015, the closing price of our common stock was $0.40 per share.

NASDAQ's notice has no immediate effect on the listing of our common stock on the NASDAQ Capital Market. However, we cannot assure you that we will be able to meet this or other continued listing requirements of NASDAQ.

If our common stock loses its status on The NASDAQ Capital Market, our common stock would likely trade in the over-the-counter market. If our shares were to trade on the over-the-counter market, selling our common stock could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and any security analysts’ coverage of us may be reduced. In addition, in the event our common stock is delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our common stock, further limiting the liquidity of our common stock. These factors could result in lower prices and larger spreads in the bid and ask prices for our common stock. Such delisting from The NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

Any future sales of equity may significantly affect the market price of our common stock. Future sales of substantial amounts of our common stock, including shares that we may issue upon exercise of outstanding warrants, or other convertible securities, if any, could adversely affect the market price of our common stock.  Further, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, our stockholders may experience substantial dilution and the price of our common stock may fall.  New equity securities issued may also have greater rights, preferences or privileges than our existing common stock.

Additional authorized shares of common stock available for issuance may adversely affect the market.  We are authorized to issue 250,000,000 shares of our common stock.  As of May 20, 2015, we had 12,882,275 shares of our common stock issued and outstanding, excluding shares issuable upon conversion of our outstanding preferred stock and exercise of our outstanding warrants. As of May 20, 2015, we had outstanding preferred stock convertible into 31,046,243 shares of our common stock at a conversion price of $1.00 per share and warrants to purchase 21,041,667 and 9,313,873 shares of our common stock at a price of $12.00 and $1.50 per share, respectively. To the extent the shares of common stock are issued, preferred stock is converted or warrants are exercised, holders of our common stock will experience dilution.

Provisions in our amended and restated articles of incorporation and Nevada law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management.  Our amended and restated articles of incorporation contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

We are also subject to anti-takeover provisions under Nevada law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

We have disclosed a material weakness in our internal control over financial reporting relating to the review of content ultimates and the preparation and review of reconciliations that could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis.  In connection with our assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 for fiscal 2014, we identified material weaknesses in our internal control over financial reporting relating to the review of content ultimates and the preparation and review of reconciliations. For a discussion of our internal control over financial reporting and a description of the identified material weakness, see “Management’s Annual Report on Internal Control over Financial Reporting” under Item 9A, “Controls and Procedures.”

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of the annual report, management identified errors that, although not material to the consolidated financial statements, led management to conclude that control deficiencies exist related to the review of content ultimates and the preparation and review of reconciliations. During fiscal 2015, the Company commenced a remediation plan to address these control deficiencies.

A material weakness in our internal control over financial reporting could adversely impact our ability to provide timely and accurate financial information. If we are unsuccessful in implementing or following our remediation plan, we may not be able to timely or accurately report our financial condition or results of operations or maintain effective disclosure controls and procedures. If we are unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures, we could be subject to, among other things, regulatory or enforcement actions by the SEC and NASDAQ, including a delisting from the NASDAQ, which could adversely affect the valuation of our common stock and could adversely affect our business prospects.

In 2015, we will be applying the updated 2013 COSO framework when assessing our internal controls for 2015.  These standards, among other things, expand the requirement to assess third-party information that is recorded within our financial statements.  Because we use third parties to facilitate a significant portion of our sales, we are required to expand our control assessment.  There can be no assurances that our expanded assessment will not identify additional weaknesses that could be material or that we will be given adequate and timely access to the control environment of our third-parties sufficient to allow us to perform our assessment.

THE COMPANY

Overview

RLJ Entertainment, Inc. (or RLJE) is a global entertainment company with a direct presence in North America, the United Kingdom (or U.K.) and Australia with strategic sublicense and distribution relationships covering Europe, Asia and Latin America.  RLJE was incorporated in Nevada in April 2012.  On October 3, 2012, we completed the business combination of RLJE, Image Entertainment, Inc. (or Image) and Acorn Media Group, Inc. (or Acorn Media or Acorn), which is referred to herein as the “Business Combination.”  The use of “we,” “our” or “us” within this prospectus is referring to RLJE and its subsidiaries.

A summary of our significant corporate entities and structure is as follows:

RLJ Entertainment, Inc.
Image Entertainment, Inc.
RLJ Acquisition, Inc.
Image/Madacy Home Entertainment LLC
Acorn Media Group, Inc.
RLJ Entertainment Holdings Ltd
RLJ Entertainment Australia Pty Ltd
RLJ Entertainment Ltd
RLJE International Ltd
Acorn Productions Ltd
Agatha Christie Ltd (64% Interest)
Agatha Christie Productions Ltd

We acquire content rights in various categories, with particular focus on British mysteries and dramas, urban programming, and full-length motion pictures.  We acquire this content in two ways:

▪	Through long-term exclusive licensing agreements where we secure multiple rights to third-party programs. Generally, the rights we secure include broadcast, theatrical, digital and physical (DVD and Blu-ray), and;

▪	Through development, production, and ownership of original drama television programming through our wholly-owned subsidiary, Acorn Productions Ltd. (or “Acorn Productions”) and our majority-owned subsidiary, Agatha Christie Limited (or ACL), as well as fitness programs through our Acacia brand.

We control a program library in genres such as British mysteries and dramas, urban/African-American, action/thriller and horror, fitness/lifestyle, and documentaries.

We monetize our library content through carefully managed distribution windows across multiple platforms including broadcast/cable channels, digital distribution formats (which are subscription video on demand (or SVOD), free video on demand (or FVOD), download-to-own, and download-to-rental), and DVD and Blu-ray retail and online ecommerce.

We market our products through a multi-channel strategy encompassing:

▪	The licensing of original program offerings through our wholly-owned subsidiary, Acorn Productions, and our majority-owned subsidiary, ACL (our Intellectual Property Licensing or IP Licensing segment);

▪	Wholesale through digital, mobile, broadcast, cable partners, ecommerce and brick and mortar (our Wholesale segment); and

▪	Direct-to-consumer activities in the United States (or U.S.) and United Kingdom (or U.K.) including traditional and e-commerce offerings and our proprietary subscription-based digital platforms (our Direct-to-Consumer segment).

Acorn Productions manages and develops our intellectual property rights on British drama and mysteries.  These rights include our 64% ownership of ACL.  ACL is home to some of the world’s greatest literary works of mystery fiction, including Murder on the Orient Express, Death on the Nile and And Then There Were None and includes publishing and TV/film rights to iconic sleuths such as Hercule Poirot and Miss Marple.  The Agatha Christie library contains approximately 80 novels and short story collections, 19 plays and a film library of over 100 made-for-television films. In 2013, ACL commissioned a new writer to expand the Agatha Christie library and in the third quarter of 2014, ACL published its first book, The Monogram Murders, since the death of Agatha Christie.  Our television productions are typically financed by the pre-sale of certain distribution rights, typically being international TV distribution rights, as well as tax credits.  The pre-sale of these rights, alongside the realization of tax incentives, allows Acorn Productions to reduce production risks.

Our wholesale partners are broadcasters, digital outlets and major retailers in the U.S., Canada, U.K. and Australia, including, among others, Amazon, Netflix, Walmart, Target, Costco, Barnes & Noble, iTunes, BET, Showtime, PBS, DirecTV, and Hulu.  We have a catalog of owned and long-term licensed content that is segmented into brands such as Acorn (British drama/mystery, including content produced by ACL), Image (independent feature films, action/thriller horror), Urban Movie Channel (or UMC) (urban), Acacia (fitness), and Athena (documentaries).  Our owned content includes 28 Foyle’s War made for TV films; multiple instructional Acacia titles; and through our 64% ownership interest in ACL, the Agatha Christie branded library.

Our Direct-to-Consumer segment includes the continued roll-out of our proprietary subscription-based digital channels, such as our British mystery and drama network, Acorn TV, a fitness and lifestyle channel, Acacia TV, and a recently launched channel focused on providing entertainment to an African-American audience, UMC.  As of March 31, 2015, Acorn TV had over 130,000 paying subscribers, compared to 57,000 as of the end of December 2013.  We expect the subscriber base to grow in 2015 for all of our subscription-based digital channels as we add more exclusive content to the channels.

Acorn TV was launched in July 2011 and features British mysteries and dramas with exclusive streaming of certain series such as Agatha Christie’s Poirot, Foyle’s War, Doc Martin, Murdoch Mysteries and Midsomer Murders.  Acorn TV can be accessed through the internet at www.acorn.tv  by using computers, tablets and smartphones, or through Roku, iOS mobile, Samsung Smart TVs and Blu-ray players.

In the latter part of 2014, we launched UMC, a proprietary urban digital network targeting a broad range of urban/African-American households in the U.S.  The content serves an underserved audience with a broad range of titles.  The channel leverages our current urban content library from Image along with investments in new content in the form of licensing acquisitions such as:  The Colony, Kevin Hart:  I’m a Grown Little Man, Winnie Mandela, Jamie Foxx:  I Might Need Security, Black Coffee and 35 & Ticking. Currently, UMC is offering a 14-day free trial to attract new subscribers and can be accessed through the internet at www.UrbanMovieChannel.com, Roku and through Chromecast.  In the near future, this channel will be able to be accessed through applications such as Roku, iOS and Samsung Smart TVs and Blu-ray players.

Earlier in 2014, we also expanded our proprietary digital channels by launching Acacia TV in the U.S. and Europe.  Acacia TV is a fitness and lifestyle channel promoting healthy, joyful lives.  Subscribers to Acacia TV have access to the full catalog of Acacia fitness videos, customized fitness routines, and other wellness programming produced exclusively for Acacia TV such as nutritional information and food preparation videos.  This new digital channel is available on computers, tablets and smartphones and can be accessed on the internet at www.us.acacia.tv.  Currently, subscribers have access to fitness videos such as:  Bethenny’s Skinny Girl Workout, Lisa Whelchel’s Everyday Workout for the Everyday Woman, RIPPED Total Body Challenge, Kenya Moore Booty Boot Camp and Shiva Rea Fluid Power.  Our plan is to build content for Acacia TV that will be attractive to our existing and new Acacia customers within our direct-to-consumer segment, thus driving traffic to the Acacia website and increasing customer retention.  By continuing to add content to this digital channel, we plan to build it into the flagship of the Acacia brand.

Strategic Direction of the Company

RLJE’s management believes that the continued convergence of television and the internet will deepen competition for the attention of viewers and increase the value of content, in particular for scripted television, independent feature films and niche programming.  RLJE intends to create long-term value for its shareholders by investing in its program library and building proprietary SVOD channels for its target audiences:

▪	Program library: RLJE intends to focus its content investments primarily in the development of IP rights for television dramas and the licensing of exclusive rights for scripted television, independent feature films, urban content, fitness/wellness programs and documentaries.

▪	Proprietary SVOD channels: RLJE will continue to invest in the development of proprietary SVOD channels such as Acorn TV, UMC and Acacia TV in order to develop a direct and ongoing relationship with viewers with specific interests. We plan on increasing our subscriber base by utilizing exclusive windows with premier content. We are also exploring other potential SVOD channels using our existing library including such titles as: Rage, Odd Thomas, The Colony, and Creep Show for a Horror/Thriller channel; and titles such as: WW II: A Complete History, Ancient Secrets of the Bible, Power of Myth, Civil War: Untold Story and Baseball: Golden Age of America's Game from our Athena brand for a documentary channel. Management views these channels as a new window of exploitation that is complementary to our other current forms of distribution.

▪	Other long-term growth strategies include:

1.	The increased exploitation of our film and television library outside the U.S. with a particular emphasis on key markets such as Europe and Asia.

2.	The acquisition of content libraries that either fits or complements our genre-based focus.

3.	The continued expansion of our direct-to-consumer e-commerce business.

4.	The evaluation and pursuit of opportunities to own broader digital distribution platforms, including cable/satellite networks or VOD providers, where we can directly distribute our content and expand our brands.

Investments in Content

Our business model relies on developing and acquiring content that satisfies the desire of niche audiences for higher quality entertainment within specific genres.  We then monetize content agnostically across all platforms through carefully orchestrated windows of distribution.  When developing content, we develop new treatments from the intellectual property (or IP) we own.  We also acquire finished programs through long-term exclusive contracts. We invest in content offerings that we believe will meet or exceed management’s 20% return-on-investment (or ROI) threshold.  Our definition of ROI is the return on investment over the life of the investment (generally 7 - 10 years), and it is calculated by dividing estimated content earnings by its initial investment.  Content earnings are calculated by estimating the future earnings, which is after subtracting costs (including overhead) necessary to maintain the investment, and discounting the earnings using a risk-appropriate rate.

RLJE invests approximately $45 - $55 million annually in content.  These investments are added to our balance sheet as program rights and are expensed through the statement of operations as either amortization of advances or as overage royalty payments.  During 2013 and 2014, management worked extensively on the reallocation of our content investments pursuing content with higher financial returns and strong strategic value.  Management terminated content genres and content agreements that were either not profitable, not meeting our financial goals, or areas where we could not acquire comprehensive long-term distribution rights or control over the content.  Additionally, Management re-aligned the Company’s investment across key genres, mainly British mystery and dramas, urban, action-thriller and horror, fitness, and documentaries.

Our investments in content provide us with significant cash flows and generate working capital, which are continuously redeployed to acquire or produce new content and fund strategic initiatives.  Some of the key program releases in 2014, which generated a significant amount of revenues for us, and planned releases for 2015 and 2016 are as follows:

British Mystery and Drama:

▪       Agatha Christie's Poirot, Series 11
▪       Agatha Christie’s Poirot, Series 12
▪       Agatha Christie’s Poirot, Series 13
▪       Agatha Christie’s Poirot, Complete
   Cases Collection
▪       Agatha Christie’s Poirot Fan Favorites
   Collection
▪        Foyle's War, Set 7 (Series 8)
▪        Doc Martin, Series 6
▪        The Fall, Series 2 (UK)
▪        Miss Fisher's Murder Mysteries, Series 2
▪        Midsomer Murders, Set 23
▪       Midsomer Murders, Set 24
▪        Murdoch Mysteries, Season 7
▪        New Tricks, Season 10
▪        Vera, Set 3
▪        Vera, Set 4
▪        The Missing (UK)
▪       George Gently, Series 6
▪        Jack Taylor, Set 2
▪       Agatha Christie's Marple, Series 6
▪       Still Life: A Three Pines Mystery
▪        Jeeves & Wooster Complete Collection
▪        Upstairs, Downstairs: The Ultimate Collection
▪        Case Histories, Series 2
▪        Line of Duty, Series 2
▪       Hinterland, Series 1

Urban: ▪ Winnie Mandela ▪ The Suspect ▪ And Then There Was You ▪ A Cross to Bear ▪ Black Coffee ▪ In God's Hands ▪ Four of Hearts ▪ Love the One You're With ▪ The Divorce ▪ Laughing to the Bank

Action/Thriller:

▪ Rage ▪ Devil's Knot ▪ Odd Thomas ▪ Drive Hard ▪ The Outsider ▪ The Colony ▪ Way of the Wicked ▪ Sparks ▪ The Adventurer: The Curse of the Midas Box
Horror:

▪ Wolf Creek 2
▪ Cabin Fever: Patient Zero
▪ All Cheerleaders Die
▪ The Invoking
▪ Aftermath
▪ Paranormal Diaries
▪ Werewolf Rising
▪ Misfire
▪ Devil Incarnate
▪ Hunting the Legend
▪ Tom Holland's Twisted Tales
▪ Day of the Mummy
▪ Camp Dread
▪ Phobia
▪ Varsity Blood
▪ Blackwater Vampire

Fitness:

▪ Exhale: Core Fusion Barre Basics for Beginners
▪ Lisa Whelchel's Everyday Workout for Everyday Woman
▪ Shiva Rea: Core Yoga
▪ Tai Chi for Beginners with Grandmaster William C.C. Chen
▪ R.I.P.P.E.D. Total Body Challenge

Documentaries: ▪ Ancient Secrets of the Bible ▪ Civil War: The Untold Story ▪ David Suchet: In the Footsteps of St. Paul
2015/2016 Planned Releases ▪ And Then There Were None ▪ Partners in Crime ▪ Foyle’s War, Set 8 (Series 9) ▪ The Cobbler ▪ Rewrite ▪ Mysterious Ways ▪ Blackbird ▪ Hotel Rwanda ▪ Barbershop

Growth Strategy

The last 12 months were primarily dedicated to cost containment, reallocation of content investments and the launching of our new proprietary digital channels, UMC and Acacia TV.  Our growth strategy for the next 12 – 18 months is focused on revenue growth, improving operating results and improving EBITDA (loss) while keeping operating costs contained.  We plan to achieve these goals through organic activities including:

▪	Acquisition of long-term and exclusive broad exploitation rights for finished programs across key genres that meet financial criteria of at least 20% targeted ROI including allocation of all direct and indirect costs through net income before taxes;

▪	Production and purchase of new intellectual property rights, particularly for British scripted dramas and mysteries, and urban/African-American content;

▪	Expansion of content offerings on all current and emerging digital platforms as consumers migrate from hard goods to digital consumption. In particular, we intend to grow our proprietary SVOD channels through new investments in exclusive content, promotion and improved information technology (or IT) infra-structure. Digital platforms also create opportunities for RLJE to improve gross margin as the cost to deliver can be considerably lower;

▪	Expansion of international distribution footprint. Expand licensing and direct exploitation efforts in territories such as Europe and Asia.

Our business model minimizes production and box-office risks by acquiring finished products with long-term rights over multiple platforms.  In addition, our business is complemented, particularly in the British mystery and drama genre, by the development of our own IP, whereby we leverage the operations of Acorn Productions and our relationships in the U.K. including our 64% ownership of ACL.  We strive to maximize the value of our program library by pursuing the development and acquisition of content with long-term value and by actively managing all windows of exploitation.  Also, our brands and long-running franchises promote customer loyalty and lower our overall investment risk.

Our Primary Brands

We focus on high-quality British mystery and drama television, action and thriller independent feature films and diverse urban content, along with fitness and documentary lines. Titles are segmented into genre-based, franchise and content program lines and are exploited through our various brands. Our brands are as follows:

The bestselling novelist of all time, Agatha Christie has sold more than 2 billion books, and her work contains more than 80 novels and short story collections, 19 plays and a film library of over 100 TV productions. In February 2012, Acorn Media Group acquired a 64% stake in ACL. Known for specializing in the best of British television, Acorn monetizes high-quality dramas and mysteries to the broadcast/cable and home video windows within the North American, U.K. and Australian markets. Acorn is known for mystery and drama franchises and has been releasing TV movie adaptations featuring Agatha Christie’s two most famous characters, Hercule Poirot and Miss Marple, for over a decade; both series ranking among our all-time bestselling lines. Through Agatha Christie Limited, Acorn manages the vast majority of Agatha Christie publishing and television/film assets worldwide and across all mediums and actively develops new content and productions. In addition to film and television projects, in the third quarter of 2014, ACL published its first book, The Monogram Murders, since the death of Agatha Christie. The Agatha Christie family retains a 36% holding, and Mathew Prichard, Agatha Christie’s grandson, remains Chairman of ACL.

Acorn Productions provides us access to new content as a permanent presence in the U.K. television programming community. We further leverage the Acorn brand in our direct-to-consumer outlets in the U.S. and U.K. for our home-video releases and other complementary merchandise. With a mission to provide exceptional entertainment, imaginative gifts and uncommon quality, we market to consumers via two print catalogs, our online outlets, and our subscription digital television channel. The digital channel, Acorn TV, offers viewers over 1000 hours of high-quality British television programming, streaming 24/7 without commercials and on demand. New content is added on a weekly basis. Paid subscribers have access to all of the available programming, but Acorn TV offers several options to “try before you buy” through Apple TV, Apple iPhones, Apple iPads, Samsung mobile and tablets, YouTube and Roku. Some of the series currently airing on Acorn TV are Foyle’s War, Series 9, Poirot, Serangoon Road, The Palace, New Worlds, Secret State and The Blue Rose. As of March 30, 2015, Acorn TV surpassed 130,000 paid subscribers.  The Acorn catalog (www.acornonline.com) focuses on British television, specialty programming and other distinctive merchandise. Our Acorn brand generates revenues that are reported in the IP Licensing (Agatha Christie revenues), Wholesale (DVD and digital download sales) and Direct-to-Consumer segments (catalog sales and digital channels revenues).

Image Entertainment (or Image) is a leading film and television licensee focusing on action, thriller, and horror independent feature films. Image licenses exclusive long-term exploitation rights across all distribution channels, with terms ranging generally from 5 to 25 years. Image content is currently distributed primarily in the U.S. and Canada through broadcast/cable, physical and digital platforms. In 2014, we began to exploit Image-branded content in the U.K. and Australia. Our Image titles that generated the highest amount of revenues in 2014 were Rage, Odd Thomas and Devil’s Knot. All of the revenues generated by the Image brand are included in our Wholesale segment.

The Urban Movie Channel (urbanmoviechannel.com) or UMC, launched in November 2014.  UMC is a premium subscription-based streaming service exclusive to RLJ Entertainment, Inc. and it is devoted to the development, production, and acquisition of feature films, comedy specials, stage plays, documentaries, music,  and entertainment for African American and urban audiences.  New titles are added weekly in addition to the more than 150 titles in our UMC library, which include live stand-up performances featuring Academy Award® winner Jamie Foxx and comedic rock star Kevin Hart; documentaries Dark Girls and I Ain’t Scared of You: A Tribute to Bernie Mac; feature films All Things Fall Apart starring Grammy Award® winner 50 Cent and directed by Mario Van Peebles, The Last Fall starring budding superstars Lance Gross and Nicole Beharie, and The Colony starring Laurence Fishburne; and stage play productions including What My Husband Doesn’t Know by David E. Talbert, who is described by Variety as “the acknowledged kingpin of urban musicals.” Subscribers can access UMC from their tablet, phone and laptop to watch movies from today’s most recognizable talent available on demand and commercial-free.

Other Brands

Acacia is a healthy-living brand that encompasses original programming on DVD, a direct-to-consumer catalog and a recently launched digital channel called Acacia TV. Acacia provides distinctive, nature-oriented products to enhance customers’ enjoyment of their surroundings and to improve their appearance and well-being. We cater to customers seeking quality products that focus on physical and spiritual well-being, fitness and natural decor.

Athena is a branded line of home-video products providing a rich and enjoyable learning experience to intellectually curious consumers. These in-depth, entertaining, long-form documentaries facilitate the pursuit of lifelong learning on a diverse range of subjects. Programs include 8- to 20-page booklets with title-specific content, DVD extras and exclusive web content to enhance the learning experience and provide viewers with valuable supplementary information. Our Athena products are available through the Acorn direct-to-consumer catalog.

Image Madacy Entertainment

The Image Madacy Entertainment library includes classic television and historical footage, as well as numerous special-interest projects. Some of the widely distributed titles include The Three Stooges, The John Wayne Collection, The Lone Ranger Collection, Bonanza and The Beverly Hillbillies, as well as documentaries about World War I and II, the Civil War, the Vietnam War, NASA, dream cars, trains and various travel collections.

Our principal office is located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910 and our telephone number is (301) 608-2115. Our website is located at www.rljentertainment.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

CAPITALIZATION

The following table describes our capitalization as of March 31, 2015:

▪	on an actual basis;
▪	on an as adjusted basis, giving effect to:
o	the issuance of convertible preferred stock and warrants in the May 20, 2015 private placement at the price of $1,000 per unit, each unit consisting of one share of convertible preferred stock that is convertible into 1,000 shares of common stock and warrants to acquire 300 shares of common stock; and
o	the application of the net proceeds of the private placement to pay down debt; and
▪	on a further adjusted basis to give effect to the possible conversion of the preferred stock into shares of common stock after approval by the holders of our common stock of the conversion.

	As of March 31, 2015
	Actual	As Adjusted for the Placement		As Further Adjusted for Conversion of Preferred Stock
	(Dollars in thousands)

Cash	$3,128	$13,895	(1)	$13,895
Debt:
Stock warrants and conversion liabilities	$104	$11,553	(2)	$2,170	(3)
Debt	80,693	61,697	(4)	61,697
Total debt	80,797	73,250		63,867

Convertible Preferred Stock, $0.001 par value: 100,000,000 shares authorized; actual and as further adjusted – none issued and outstanding; as adjusted – 31,046 shares issued and outstanding;	—	18,876	(5)	—

Stockholders’ equity:

Common stock, $0.001 par value: 250,000,000 shares authorized, actual and as adjusted – 13,724,756 shares issued and 12,895,772 shares outstanding; as further adjusted – 44,771,008 shares issued and 43,942024 shares outstanding	$14	$14		$45	(7)
Additional paid-in capital	87,900	87,900		116,128	(7)
Accumulated deficit	(61,164)	(61,726	) (6)	(61,726)
Accumulated other comprehensive loss	(1,098)	(1,098)		(1,098)
Treasury shares, at cost, 828,984 shares	—	—		—
Total stockholders’ equity	$25,652	$25,090		$53,349
Total capitalization	$106,449	$117,216		$117,216

Footnotes:

(1)	Represents the beginning actual cash of $3.1 million plus cash proceeds received from the sale of convertible preferred stock and warrants of $22.5 million less $10.0 million paid to senior lenders and $1.7 million of fees incurred.
(2)	Represents the beginning actual warrant liability of $104,000 plus $9.4 million of fair value for the conversion features embedded in the preferred stock and $2.1 million of fair value for the warrants to acquire 9,313,873 shares of common stock issued in the private placement.
(3)	Represents the beginning actual warrant liability of $104,000 plus $2.1 million of fair value for the warrants to acquire 9,313,873 shares of common stock issued in the private placement.
(4)	Represents the beginning actual debt of $80.7 million less $10.0 million of senior debt repaid, $8.5 million of subordinated debt that was exchanged in the private placement, and $450,000 of fees, which were imposed by the senior lenders.
(5)	Represents the fair value ($31.0 million) of the convertible preferred stock issued in the private placement less the fair value of the preferred stock’s embedded conversion features and the fair value of the warrants issued in the private placement, less placement fees and legal expenses totaling $721,000.
(6)	Represents the beginning actual balance of $61.2 million plus legal fees totaling $312,000 that was incurred to modify the senior and subordinated debts and a prepayment penalty of $250,000 incurred when paying down the senior debt by $10.0 million.
(7)	Represents the beginning actual balances plus the $31.0 million, which represents the gross purchase consideration provided to acquire the preferred stock and warrants, less accelerated amortization of the preferred stock discount that would be recognized at the time of conversion. The preferred stock discount is from the fair value ($2.1 million) of warrants issued in the private placement and certain private placement and legal fees incurred of $721,000.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. You should read this summary selected consolidated financial and other data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited annual consolidated financial statements and related notes included elsewhere in this prospectus, and our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2014 and 2013 are derived from our audited annual consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2015 and 2014 and the consolidated balance sheet data as of March 31, 2015 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited annual consolidated financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. Results for the three months ended March 31, 2015 are not indicative of results expected for the full year.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
	(unaudited data)
	(In thousands, except share and per share data)
Consolidation Statements of Operations Data:
Revenue	$26,116	$30,272	$137,689	$164,830
Cost of Sales:
Content amortization and royalties	11,887	14,173	58,807	75,345
Manufacturing and fulfillment	8,330	10,031	42,647	57,286
Total cost of sales	20,217	24,204	101,454	132,631
Gross profit	5,899	6,068	36,235	32,199

Selling expenses	6,559	5,773	24,510	26,830
General and administrative expenses	5,515	5,145	19,681	22,810
Depreciation and amortization	1,165	1,523	5,694	6,174
Goodwill impairment	—	—	981	—
Total operating expenses	13,239	12,441	50,866	55,814
LOSS FROM OPERATIONS	(7,340)	(6,373)	(14,631)	(23,615)

Equity earnings of affiliates	250	305	2,580	3,296
Interest expense, net	(2,943)	(2,018)	(9,459)	(8,279)
Change in fair value of stock warrants	497	(1,800)	3,522	201
Loss on extinguishment of debt	—	—	(1,457)	—
Other income (expense)	(776)	123	(1,356)	(479)
LOSS BEFORE PROVISION FOR INCOME TAXES	(10,312)	(9,763)	(20,801)	(28,876)
Provision for income taxes	(318)	(308)	(399)	(2,201)
NET LOSS	$(10,630)	$(10,071)	$(21,200)	$(31,077)
Net loss per common share:
Basic and diluted	$(0.84)	$(0.81)	$(1.69)	$(2.50)

Weighted average shares outstanding:
Basic and diluted	12,680	12,454	12,532	12,447

Consolidated Balance Sheet Data:	Three Months Ended	Years Ended December 31,
	March 31, 2015	2014	2013
(In thousands)	(unaudited data)

Cash	$3,128	$6,662	$7,674
Investments in content, net	$64,912	$67,525	$81,641
Total assets	$178,368	$192,054	$220,270
Debt, net of discount	$80,693	$80,913	$76,264
Total equity	$25,652	$36,457	$57,927

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions.  As described under the heading "Forward-Looking Statements" included elsewhere in this prospectus, our actual results could differ materially from those anticipated in our forward-looking statements.  Factors that could contribute to such differences include those discussed elsewhere in this prospectus, including under the heading “Risk Factors.”  You should not place undue reliance on our forward-looking statements, which apply only as of the date of this prospectus.  Except as may be required under federal law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur.

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related footnotes included elsewhere in this prospectus.

OVERVIEW

General

RLJ Entertainment, Inc. (or RLJE) is a global entertainment company with a direct presence in North America, the United Kingdom (or U.K.) and Australia and strategic sublicense and distribution relationships covering Europe, Asia and Latin America.  RLJE was incorporated in Nevada in April 2012.  On October 3, 2012, we completed the business combination of RLJE, Image Entertainment, Inc. (or Image) and Acorn Media Group, Inc. (or Acorn Media or Acorn), which is referred to herein as the “Business Combination.”  Acorn Media includes its subsidiaries RLJE International Ltd (or RLJE U.K.), RLJ Entertainment Australia Pty Ltd. (or RLJE Australia) and RLJ Entertainment Ltd (or RLJE Ltd).  In February 2012, Acorn Media acquired a 64% ownership of Agatha Christie Limited (or ACL).  References to Image include its wholly-owned subsidiary Image/Madacy Home Entertainment, LLC.  “We,” “our” or “us” refers to RLJE and its subsidiaries, unless otherwise noted.  Our principal executive offices are located in Silver Spring, Maryland, with additional U.S. locations in Woodland Hills, California, and Stillwater, Minnesota, and international locations in London, England and Sydney, Australia.

RLJE is a global media company for distinct, passionate audiences.  We strive to be a preferred source and destination for entertainment for a variety of distinct audiences with particular and special programming interests.  We acquire, develop and exploit television, film and other media content agnostically across all platforms of distribution.  We actively manage all windows of exploitation to optimize the reach of our promotional efforts and maximize the value of our releases.

We acquire content rights in various categories, with particular focus on British mysteries and dramas, urban programming, and full-length independent motion pictures.  We also develop, produce, and own original programming through our wholly-owned subsidiary, RLJE Ltd, and our majority-owned subsidiary, ACL, in addition to the development and production of fitness titles through our Acacia brand.  We have a library of titles segmented into genre-based brands such as Acorn (British drama and mystery television), Image (action, thriller and horror feature films), Urban Movie Channel or “UMC” (urban), Acacia (fitness), Athena (life-long learning documentaries) and Image/Madacy (uniquely packaged collections of classic television, historical footage and films).  Our owned content includes 28 Foyle’s War made-for-TV films, multiple fitness/wellness titles, and through our 64% ownership of ACL, the vast majority of the works of Agatha Christie.

We exploit our products through a multi-channel strategy encompassing (1) the licensing of original drama and mystery content managed and developed through our wholly-owned subsidiary, RLJE Ltd, and our majority-owned subsidiary, ACL, (IP Licensing segment); (2) wholesale exploitation through partners covering broadcast and cable, digital, online, and retail outlets (Wholesale segment); and (3) direct relations with consumers via proprietary e-commerce, mail-order catalog, and SVOD channels (Direct-to-Consumer segment).

RLJE Ltd manages our British drama co-productions, including Foyle’s War, which is one of our most successful Acorn television series, and the intellectual property rights owned by ACL including all the TV/film and publishing revenues associated with those rights.  ACL is home to some of the world’s greatest works of mystery fiction, including Murder on the Orient Express and Death on the Nile and includes all development rights to iconic sleuths such as Hercule Poirot and Miss Marple.  The Agatha Christie library includes approximately 80 novels and short story collections, 19 plays and a film library of over 100 made-for-television films.  In 2013, ACL commissioned a new writer to expand the Agatha Christie library content, and in the third quarter of 2014, ACL published its first book, The Monogram Murders, since the death of Agatha Christie.

Our wholesale partners are broadcasters, digital outlets and major retailers in the U.S., Canada, United Kingdom and Australia, including, among others:  DirecTV, Showtime, BET, PBS, Netflix, Amazon, Hulu, Walmart, Target, Costco, Barnes & Noble, HMV and iTunes.  We work closely with our wholesale partners to outline and implement release and promotional campaigns customized to the different audiences we serve and the program genres we exploit.

Our Direct-to-Consumer segment includes our proprietary SVOD channels, which are Acorn TV, Acacia TV and UMC, and the sale of video content and complementary merchandise directly to consumers through proprietary e-commerce websites and mail-order catalogs.  As of March 31, 2015, Acorn TV had over 130,000 paying subscribers.  In late 2014, we launched our urban content SVOD channel, UMC.  In response to the strategic opportunity brought by the convergence of television and the internet, we expect to continue to invest in more exclusive and appealing content programming, greater marketing support and an expanded IT infra-structure for our SVOD channels.  We also plan to develop other audience-based, premium SVOD channels based on our existing content library.

RLJE’s management views our operations based on these three distinctive reporting segments: (1) IP Licensing; (2) Wholesale; and (3) Direct-to-Consumer.  Operations and net assets that are not associated with any of these stated segments are reported as “Corporate” when disclosing and discussing segment information.  The IP Licensing segment includes intellectual property rights that we own or create and then sublicense for exploitation worldwide.  Our Wholesale and Direct-to-Consumer segments consist of the acquisition, content enhancement and worldwide exploitation of exclusive content in various formats, including broadcast, DVD and Blu-ray, and digital (which include VOD, SVOD, streaming, and downloading).  We also sublicense certain distribution rights to others to cover territories outside the U.S., the U.K., and Australia.  The Wholesale segment exploits content through third-party vendors such as DirecTV, Showtime, BET, Netflix, Amazon, Walmart, Best Buy, Target and Costco, while the Direct-to-Consumer segment exploits the same content and complementary merchandise directly to consumers through our proprietary e-commerce websites, mail-order catalogs and digitally streaming channels.

Revenue Sources

Net revenues by reporting segment as a percentage of total net revenues for the periods presented are as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
(In thousands)	(unaudited data)

IP Licensing	1.7%	0.1%	6.4%	4.9%
Wholesale	68.9%	70.5%	66.4%	70.0%
Direct-to-Consumer	29.4%	29.4%	27.2%	25.1%
Total	100.0%	100.0%	100.0%	100.0%

(1)	Reported net revenues exclude revenues generated by our 64% owned subsidiary, ACL, which is accounted for under the equity method of accounting.

Revenues by geographical area as a percent of the total revenues are as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
(In thousands)	(unaudited data)

United States	78.9%	83.8%	81.6%	84.4%
United Kingdom	19.0%	14.5%	17.1%	14.6%
Other	2.1%	1.7%	1.3%	1.0%
Total revenues	100.0%	100.0%	100.0%	100.0%

Wholesale Segment

DVD and Blu-ray

Our primary source of revenues within the Wholesale segment continues to be from the exploitation of exclusive content on DVD and Blu-ray through third-party vendors such as Walmart, Best Buy, Target Costco, and Amazon.

Digital, VOD and Broadcast

Revenues derived from digital and broadcast exploitation of our content continue to rapidly grow as a percentage of revenues.  Net revenues derived from digital, VOD, third-party SVOD and broadcast exploitation account for approximately 30.3% of the segment’s revenues in 2014 versus 23.4% in 2013.  This is consistent with consumer adoption trends. As retailers continue to offer consumer-friendly devices that make access to these on-demand services easier, including allowing consumption on portable devices such as smartphones and tablets, we believe we are well-positioned to capture business in this growing distribution channel.

Other Licensing

We continue our efforts to acquire more programming with international rights.  Our key sublicensing partners, which cover territories outside the U.S., the U.K. and Australia, are with Universal Music Group International, BET International, Warner Music Australia, ITV Studios, British Broadcasting Corporation (or BBC) and Universal Pictures Australia.  To date, most of the feature films we have acquired do not include rights outside of North America.  However, given our presence in the United Kingdom and Australia, we are focusing our efforts to acquire more programming in all English-language markets.  When appropriate, we now seek the greatest variety of distribution rights regarding acquired content in the greatest variety of formats.  We believe that this will allow us to further diversify revenue streams.

Direct-to-Consumer Segment

Our Direct-to-Consumer businesses are primarily in the U.S. and U.K. and comprise approximately one-fourth of our overall revenue base.  Non-video revenues include the sale of retail merchandise such as attire for women and men, home furnishings and decorator items and collectables.  Video revenues in our catalogs and website orders consist of the sale of owned and licensed video content in DVD, Blu-ray, and digital formats and is generally the same content that is also sold to third parties through the Wholesale segment.

A majority of the Direct-to-Consumer segment revenues are derived from our mail-order catalogs, which also includes website orders.  The remaining revenues were derived from our online, proprietary, subscriber-based SVOD channels.  During 2014, revenues from our subscriber-based SVOD channels totaled $4.1 million, which represents an increase of 745% when compared to 2013.

IP Licensing Segment

Our television drama productions are generally financed by the pre-sale of the initial broadcast license rights.  Revenues reported in this segment include the initial broadcast license revenue, generally from the U.K. territory, and sublicense revenue for other territories outside the U.S., U.K. and Australia.

Cost Structure

Our most significant costs and cash expenditures relate to acquiring or producing content for exclusive exploitation.  However, in 2013 we incurred significant impairment charges of $12.9 million that were related to our inventory and our investments in content compared to $7.1 million in 2014.  The higher costs in 2013 were largely attributable to the early termination of a feature-film output deal.

We generally acquire programming through exclusive license or distribution agreements, under which we either (1) pay royalties or (2) receive distribution fees and pay net profits after recoupment of our upfront costs.  Upon entering into a typical license (royalty) agreement, we pay an advance based on the estimated expected future net profits.  Once the advance payment has been recouped, we pay royalties to the content suppliers quarterly based on the net revenues collected from the previous quarter.  Under a typical exclusive distribution agreement, we may pay upfront fees, which are expressed as advances against future net profits.  Once the advance is recouped, we pay the content supplier their share of net cash-profits, which is after our distribution fee, from the prior quarter’s exploitation.

In addition to advances, upfront fees and production costs, the other significant expenditures we incur are:

▪	DVD/Blu-ray authoring and replication and digitalization of program masters;
▪	Packaging;
▪	Advertising, promotion, and marketing funds provided to wholesale partners;
▪	Domestic shipping costs from self-distribution of exclusive content;
▪	Personnel; and
▪	Interest.

We strive to achieve long-term, sustainable growth and profitability with a target return on investment (ROI) of 20% or more on new content acquisitions.  This financial target is based on all up-front expenses associated with the acquisition and release of a title, including advances and development costs, and is calculated after allocating overhead costs.

We also seek to maximize our operational cash flow and profitability by closely managing our marketing and discretionary expenses, and by actively negotiating and managing collection and payment terms.

FINANCIAL HIGHLIGHTS FOR THE QUARTER ENDED MARCH 31, 2015

Highlights and significant events for the three months ended March 31, 2015 are as follows:

▪	Adjusted EBITDA improved 49.0% from a loss of $6.7 million to a loss of $3.4 million for the quarter ended March 31, 2015 compared to the same quarter last year

▪	Revenue was $26.1 million compared to $30.2 million for the same quarter last year

▪	The gross margin improved 13.0% to 22.6% for the period ended March 31, 2015 compared to 20.0% for the quarter ended March 31, 2014.

▪	Acorn TV’s paid subscribers increased 73.3% to 130,000 subscribers as of March 31, 2015 compared to approximately 75,000 subscribers as of March 31, 2014.

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2014

Highlights and significant events for the year ended December 31, 2014 are as follows:

▪	Gross profit increased by $4.0 million or 12.5% when comparing 2014 results to 2013.

▪	The gross margin increased to 26.3% for the year ended December 31, 2014 compared to 19.5% for the year ended December 31, 2013. Excluding the effects of the terminated feature-film output deal, gross margin was 28.3% and 25.5%, for the years ended December 31, 2014 and 2013, respectively.

▪	On September 11, 2014, we entered into a $70.0 million Credit and Guaranty Agreement (the “Credit Agreement”). The new Credit Agreement is expected to improve our liquidity and future cash flows by approximately $15.0 million through December 2015 by reducing future debt service requirements.

▪	Operating expenses (or SG&A) continue to be managed closely. SG&A decreased by $4.9 million when comparing the year ended December 31, 2014 to the same period in 2013. The decline in SG&A is mostly attributed to the synergistic savings from integrating the combination of the two companies over the last year.

The highlights above and the discussion below are intended to identify some of our more significant results and transactions during 2014 and should be read in conjunction with our consolidated financial statements and related discussions within this prospectus.

RESULTS OF OPERATIONS

A summary of the U.S. GAAP results of operations for the quarters ended March 31, 2015 and 2014 and for the years ended December 31, 2014 and 2013, as disclosed in our consolidated financial statements in Item 8, Financial Statements and Supplementary Data, herein referred to as our “consolidated financial statements” is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
(In thousands)	(unaudited data)

Revenues	$26,116	$30,272	$137,689	$164,830
Cost of sales	20,217	24,204	101,454	132,631
Gross profit	5,899	6,068	36,235	32,199
Operating expenses	13,239	12,441	50,866	55,814
Loss from operations	(7,340)	(6,373)	(14,631)	(23,615)
Equity earnings of affiliates	250	305	2,580	3,296
Interest expense, net	(2,943)	(2,018)	(9,459)	(8,279)
Change in fair value of stock warrants	497	(1,800)	3,522	201
Loss on extinguishment of debt	—	—	(1,457)	—
Other income (expense)	(776)	123	(1,356)	(479)
Provision for income taxes	(318)	(308)	(399)	(2,201)
Net loss	$(10,630)	$(10,071)	$(21,200)	$(31,077)

Revenues

The comparability of our revenues between years is affected by the early termination of a feature-film output deal, which was effective December 31, 2013 and for which we completed an inventory sell-off period during the first quarter of 2014.  The feature-film output deal was previously scheduled to expire in 2017.  We terminated this arrangement because our return on investment (or ROI) was lower than our targeted threshold of 20%.  A summary of net revenue by segment with and without the terminated output deal revenue is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
(In thousands)	(unaudited data)

Wholesale Revenue:
U.S.	$13,578	$17,137	$77,057	$101,387
Terminated Image output deal	—	1,059	1,059	(21,927)
U.S. excluding output deal	13,578	18,196	78,116	79,460
International	4,409	4,213	14,322	14,010
Total Wholesale	17,987	22,409	92,438	93,470

Direct-to-Consumer
Ecommerce Catalog U.S.	5,580	7,475	31,168	38,391
Proprietary Digital Channels	1,435	746	4,126	488
International Ecommerce	656	688	2,264	2,535
Total Direct-to-Consumer	7,671	8,909	37,558	41,414

Intellectual Property	458	13	8,752	8,019
Total revenues excluding terminated output deal revenues	26,116	31,331	138,748	142,903

Terminated Image output deal	—	(1,059)	(1,059)	21,927
Total revenues	$26,116	$30,272	$137,689	$164,830

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014.

Revenue decreased $4.2 million for the three months ended March 31, 2015 compared to 2014.  The decrease in revenue is primarily driven from our Wholesale and Direct-to-Consumer segments.  Our Wholesale segment’s revenues decline is mostly attributed to the timing of scheduled content releases year over year.  In the first quarter 2015, our US Wholesale segment released 31 titles versus 54 titles being released in the first quarter of 2014.  For 2015, our content release calendar has more titles planned to be released in the back half of the year compared to 2014, whereby the releases were more evenly distributed between quarters.  We generally acquires film or television content approximately six months ahead of the planned release date due to the time necessary to prepare marketing materials and meet our distribution partner’s scheduling requirements.  The shift in timing of releases for 2015 is primarily the result of our prior year’s limited access to working capital while refinancing our secured debt during the second and third quarters of 2014.

The decrease in our Direct-to-Consumer segment revenue of $1.2 million was primarily due to reduced revenue from our e-commerce and catalog business offset by revenue growth in our proprietary digital networks.  The decrease in our e-commerce and catalog revenues is related to marketing changes compared to the prior year, including: (a) reducing the Acorn catalog circulation in the first quarter of 2015, and (b) deferring the mailing of our spring Acacia catalog to the second quarter of 2015.

Our proprietary digital network revenue increased by $689,000 for the three months ended March 31, 2015 compared to the same period last year and currently accounts for 18.5% of the segment’s revenue.  This increase is driven primarily by our British mystery and drama channel, Acorn TV.  As of March 31, 2015, the subscribers for Acorn TV have grown to approximately 130,000 subscribers, which is an increase of 73.3% since March 31, 2014 and an increase of 10.2% since December 31, 2014.

Fiscal Year Ended December 31, 2014 Compared to Fiscal Year Ended December 31, 2013.

Revenue for the year ended December 31, 2014 decreased $27.1 million when compared to year ended December 31, 2013.  The decrease in revenue was primarily due to the decline of $24.3 million in revenue within our Wholesale segment revenues generated in the U.S., which was $77.1 million and $101.4 million for the years ended December 31, 2014 and 2013, respectively.  This decline is primarily attributed to the revenues related to the terminated output deal which were negative revenues of $1.1 million for 2014 compared to revenue of $21.9 million in 2013.  Excluding the impact of the terminated output deal, Wholesale segment revenue decreased by 1.1% or $1.0 million year-over-year.

The Direct-to-Consumer segment consists of proprietary e-commerce websites, mail-order catalogs and digitally streaming SVOD channels in both the U.S. and U.K.  Revenue from our Direct-to-Consumer segment decreased $3.9 million when comparing the year ended December 31, 2014 to 2013.  The decrease in revenue in the Direct-to-Consumer segment was due to lower catalog sales of $7.5 million as a result of reduced circulation and increased backorders, which were due to customer orders not shipping during the year due to limited availability of cash to replenish inventory levels.  Our Direct-to-Consumer revenues benefited from revenue growth from the proprietary SVOD channels, primarily Acorn TV, which generated revenue of $4.1 million in 2014 compared to $488,000 in 2013.  The driver of this increased revenue in our SVOD channels is an increase in Acorn TV’s paying subscribers to 118,000 at December 31, 2014 from 57,000 at December 31, 2013.  During 2014, we launched two additional proprietary SVOD channels, Acacia and UMC.  Currently, revenues from these newly launched channels are immaterial, but we expect the revenues from these SVOD channels to increase in future years.  We are continually rolling-out new content on our digital channels, which we believe is a key factor in attracting new subscribers for all channels.

Our IP Licensing segment revenues comprise the initial broadcast licensing in the U.K. and sublicensing of our owned intellectual property for exploitation primarily in Europe and Asia.  The IP licensing segment revenue for the year ended December 31, 2014 increased by $733,000 when compared to the same period in 2013.  This increase is attributable to increased broadcast revenue for the Foyle’s War current season released in 2014 as compared to the prior season.  Also included within the IP Licensing segment is our 64% majority interest in ACL.  As ACL is not a consolidated entity, we do not report any revenues from ACL, but instead include our share of ACL’s earnings, including revenues, within “equity earnings in affiliate” within our consolidated financial statements.

Cost of Sales (“COS”) and Gross Margins

A summary of COS by segment and overall gross margins for the quarters ended March 31, 2015 and 2014 and for the years ended December 31, 2014 and 2013 is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
(In thousands)	(unaudited data)

IP Licensing	$344	$33	$6,213	$7,768
Wholesale	15,387	19,118	71,615	99,480
Direct-to-Consumer	4,486	5,053	21,626	25,383
Total COS	$20,217	$24,204	$101,454	$132,631

Gross Margin	$5,899	$6,068	$36,235	$32,199
Gross Margin %	22.6%	20.2%	26.3%	19.5%

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014.

COS decreased by $4.0 million to $20.2 million for the three months ended March 31, 2015 compared to the same period in 2014. The decrease in COS is attributed to our Wholesale segment.  The Wholesale segment decline in COS is due to (i) $2.0 million of costs incurred last year related to a terminated feature film output deal, which did not repeat this year, (ii) a $588,000 decrease in step-up amortization resulting from the Business Combination, and (iii) a $557,000 decrease in impairments recorded for content investments and inventories.  During the three months ended March 31, 2015 and 2014, we recorded inventory and content impairments totaling $1.2 million and $1.8 million, respectively.  Step-up amortization recognized during the quarters was $1.6 million for 2015 and $2.2 million for 2014.

Our Direct-to-Consumer segment COS decreased by $567,000, which is consistent with the segment’s corresponding decrease in catalog circulation in the quarter versus the prior quarter.

Fiscal Year Ended December 31, 2014 Compared to Fiscal Year Ended December 31, 2013.

COS decreased by $31.2 million to $101.4 million for the year ended December 31, 2014, when compared to the same period in 2013.  The decrease in COS is primarily attributed to a decline in Wholesale segment’s COS, which corresponds to the decrease in revenue related to the termination of the aforementioned feature-film output deal.  During 2014 and 2013, we recorded COS under the terminated output deal of $2.0 million and $26.3 million, respectively.  COS within our Wholesale segment also includes impairment and other charges recognized during the second quarter of 2013 that aggregate to approximately $3.4 million and were primarily related to the transition of the Image/Madacy content line and the consolidation of distributors.  These costs did not repeat in 2014.

In addition, COS decreased by $3.8 million in our Direct-to-Consumer segment when comparing the year ended December 31, 2014 to 2013.  The decrease in COS for the Direct-to-Consumer segment is primarily due to reduced sales in our catalog business as discussed above in the Direct-to-Consumer revenue discussion.

The decrease from 2013 to 2014 in COS for the IP Licensing segment of $1.6 million is due to increased margins on our current season of Foyle’s War as compared to the prior season, which was released last year.

Our gross margin increased to 26.3% from 19.5% for the years ended December 31, 2014 and 2013, respectively.  The increase in margin was the result of (i) changes implemented in management’s investment criteria for content acquisitions, which require a targeted ROI of at least 20%, (ii) the termination of the feature-film output deal, and (iii) the impact of certain aforementioned charges and impairments that were incurred in 2013, which did not repeat in 2014.

Included in our COS is amortization from the step-up of investments in content resulting from our Business Combination on October 3, 2012.  During the years ended December 31, 2014 and 2013, we recognized step-up amortization on our investments in content of $7.7 million and $7.2 million, respectively.

Operating Expenses (“SG&A”)

The following table includes a summary of the components of SG&A:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
(In thousands)	(unaudited data)

Selling expenses	$6,559	$5,773	$24,510	$26,830
General and administrative expenses	5,515	5,145	19,681	22,810
Depreciation and amortization	1,165	1,523	5,694	6,174
Goodwill impairment	—	—	981	—
Total operating expenses	$13,239	$12,441	$50,866	$55,814

SG&A increased by $798,000 for the three-month period ended March 31, 2015 compared to the same period in 2014.  The increase in SG&A is primarily related to (i) increased internet support of approximately $395,000 for Acorn TV, due to its subscriber growth, and (ii) increased advertising and promotional costs of approximately $475,000 to promote several theatrical releases during the first quarter of 2015.  For the same period last year, we did not have any films with a theatrical release.

SG&A decreased by $4.9 million for the year ended December 31, 2014, compared to the same period in 2013. The decrease in SG&A is primarily related to the synergistic savings related to the combining of Acorn and Image legacy companies after the Business Combination and the delay and reduced circulation of our Direct-to-Consumer segment’s mail-order catalogs due to limited cash when compared to the same periods in 2013.  Most of our integration efforts were conducted during 2013, yet integration of the combined businesses continued into 2014.  During 2014 and 2013, we incurred severance charges of $548,000 and $2.4 million, respectively.

Equity Earnings of Affiliates

The equity earnings in affiliates (which is ACL) for the three months ended March 31, 2015 and 2014 were consistent at $250,000 and $305,000, respectively.

Equity earnings in affiliates for the years ended December 31, 2014 and 2013 were $2.6 million and $3.3 million, respectively.  The decrease in equity earnings in affiliates is mostly attributed to the release of the last Poirot television series and the last Miss Marple television series in 2013 with no similar releases during 2014.

Interest Expense

Interest expense for the quarter ended March 31, 2015 was $2.9 million compared to $2.0 million for the same period in 2014.  Interest expense increased during the current quarter due to the increased balance owed of $68.8 million under the new Credit Agreement at March 31, 2015 versus the prior credit facility balance of $59.4 million at March 31, 2014.  The increase is also attributable to an increased interest rate under the new Credit Agreement when compared to the prior credit facility.

Interest expense for the year ended December 31, 2014 was $9.5 million compared to $8.3 million for the same period in 2013.  Interest expense increased during the current year due to the increased balance owed under the new Credit Agreement at December 31, 2014 of $69.4 million versus the prior credit facility balance at December 31, 2013 of $63.2 million.  The increase is also attributable to an increased interest rate payable under the new Credit Agreement when compared to the prior credit facility.

Change in Fair Value of Stock Warrants

The change in the fair value of our warrant liability impacts the statement of operations whereby a decrease in the warrant liability results in the recognition of income, while an increase in the warrant liability results in the recognition of expense.  For the three months ended March 31, 2015 and 2014, the fair value of our warrants decreased by $497,000 and increased by $1.8 million, respectively.  Changes in our warrants’ fair value are primarily driven by changes in our common stock price and its volatility.

For the years ended December 31, 2014 and 2013, the fair value of our warrants decreased by $3.5 million and $201,000, respectively, which was also primarily driven by changes in our common stock price and volatility of our common stock price.

Loss on Extinguishment of Debt

When entering into the new Credit Agreement in September 2014, we recognized a loss on extinguishment of debt of $1.5 million in the third quarter of 2014.  The loss primarily represents the expensing of unamortized debt discounts and deferred financing costs associated with the prior credit facility.

Other Income (Expense)

Other income (expense) mostly consists of foreign currency gains and losses resulting primarily from advances and loans by our U.S. subsidiaries to our foreign subsidiaries that have not yet been repaid.  Our foreign currency gains and losses are primarily impacted by changes in the exchange rate of the British Pound Sterling (or the Pound) relative to the U.S. dollar (or the Dollar).  As the Pound strengthens relative to the Dollar, we recognized other income; and as the Pound weakens relative to the Dollar, we recognize other expense.  From January through March of 2014, the Pound was strengthening relative to the Dollar and as a result we recorded a gain of $156,000.  From January through March of 2015, the Pound fell in value relative to the Dollar and as a result we recorded a loss of $841,000.

From January through July of 2014, the Pound was strengthening relative to the Dollar, yet these gains were entirely reversed during the third and fourth quarter of 2014.  In 2013, we experienced the opposite with the Pound generally weakening against the Dollar from January through July of 2013, and then partially recovered in in the latter part of 2013.  As a result, for the years ended December 31, 2014 and 2013, we recognized a foreign currency loss of $1.1 million and $484,000, respectively.

Income Taxes

We have fully reserved our net U.S. deferred tax assets, and such tax assets may be available to reduce future income taxes payable should we have U.S. taxable income in the future. To the extent such deferred tax assets relate to net operating losses (or NOL) carryforwards, the ability to use our NOL carryforwards against future earnings will be subject to applicable carryforward periods and other limitations. As of December 31, 2014, we had NOL carryforwards for federal and state income tax purposes of approximately $67.9 million and approximately $60.7 million, respectively.

We recorded income tax expense of $318,000 and $308,000 for the three-month periods ended March 31, 2015 and 2014, respectively.  We generally provide income tax expense on pre-tax income from our consolidated U.K. subsidiaries at an effective tax rate of approximately 21%.  However, for 2015 our effective U.K. tax rate is approximately 7%.  The decrease in the U.K. effective tax rate is due to the U.K. reducing its corporate tax rates and the impact this has on our previously recorded deferred tax liabilities.  We are not providing a tax provision (benefit) on our U.S. and Australian operations as we have historically had and continue to provide a full valuation allowance on their net operating losses.

We recorded income tax expense of $399,000 and $2.2 million for the years ended December 31, 2014 and 2013, respectively.  Our annual tax provision consists primarily of a deferred tax provision for certain deferred tax liabilities and a current tax provision for our U.K. operations.  We are amortizing for tax purposes a portion of our goodwill. This tax amortization, offset by goodwill impairments, creates an annual deferred tax provision and deferred tax liability. We are also recording an annual deferred tax provision and liability for our equity earnings of affiliates (ACL).  These earnings will be taxable in the U.K., when and if we dispose of our investment.  We provide current income tax expense on pre-tax income from our consolidated U.K. subsidiaries at an effective tax rate of approximately 21%.

Adjusted EBITDA

Management believes Adjusted EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operations because it removes material noncash items that allows investors to analyze the operating performance of the business using the same metric management uses.  The exclusion of noncash items better reflects our ability to make investments in the business and meet obligations.  Presentation of Adjusted EBITDA is a non-GAAP financial measure commonly used in the entertainment industry and by financial analysts and others who follow the industry to measure operating performance. The Company uses this measure to assess operating results and performance of its business, perform analytical comparisons, identify strategies to improve performance and allocate resources to its business segments. While management considers Adjusted EBITDA to be important measures of comparative operating performance, it should be considered in addition to, but not as a substitute for, net income and other measures of financial performance reported in accordance with US GAAP. Not all companies calculate Adjusted EBITDA in the same manner and the measure as presented may not be comparable to similarly-titled measures presented by other companies.

The following table includes the reconciliation of our consolidated U.S. GAAP net loss to our consolidated Adjusted EBITDA:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
(In thousands)	(unaudited data)

Net loss	$(10,630)	$(10,071)	$(21,200)	$(31,077)

Amortization of content	11,887	14,173	58,807	75,345
Cash investment in content	(8,796)	(16,490)	(44,611)	(50,239)
Depreciation and amortization	1,165	1,523	5,694	6,174
Interest expense	2,943	2,018	9,459	8,279
Loss on extinguishment of debt	—	—	1,457	—
Goodwill impairment	—	—	981	—
Provision for income tax	318	308	399	2,201
Transaction costs and severance	—	—	548	2,369
Warrant liability fair value adjustment	(497)	1,800	(3,522)	(201)
Stock-based compensation	194	35	769	805
Adjusted EBITDA	$(3,416)	$(6,704)	$8,781	$13,656

Adjusted EBITDA loss improved by $3.3 million for the three months ended March 31, 2015 compared to the same period in 2014.  The improvement in Adjusted EBITDA is primarily attributable to lower expenditures on content investments, which declined during the current period because we are not currently producing any new content within our IP-Licensing segment.  During the three months ended March 31, 2014, we were producing the most recently released season of Foyle’s War, which was released during the third quarter of 2014.  Expenditures incurred during the first quarter of 2014 for this production were approximately $6.6 million.

For the years ended December 31, 2014 and 2013, our Adjusted EBITDA includes the impact of $(3.0) million and $442,000, respectively, from the terminated output deal.

A reconciliation of Adjusted EBITDA to our net increase (decrease) in cash as reported in our consolidated statements of cash flows is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
(In thousands)	(unaudited data)

Adjusted EBITDA	$(3,416)	$(6,704)	$8,781	$13,656
Cash interest expense	(2,443)	(1,577)	(7,145)	(6,753)
Proceeds from debt borrowings in excess of/(less than net principal payments and refinancing costs	(613)	5,032	(1,361)	(5,944)
Current income tax provision	(318)	(308)	(211)	(737)
ACL dividends in excess of/(less than) earnings	(250)	749	1,460	709
Capital expenditures	(69)	(812)	(1,655)	(1,005)
Changes in working capital	2,488	1,058	(1,062)	5,565
Severance	—	—	(548)	(2,369)
Foreign currency	1,087	(140)	729	(187)
Net increase (decrease) in cash	$(3,534)	$(2,702)	$(1,012)	$2,935

BALANCE SHEET ANALYSIS

Assets

A summary of assets by segment is as follows:

	Three Months Ended	Years Ended December 31,
	March 31, 2015	2014	2013
(In thousands)	(unaudited data)

IP Licensing	$24,820	$30,197	$36,127
Wholesale	140,141	140,935	160,968
Direct-to-Consumer	9,009	12,049	15,964
Corporate	4,398	8,873	7,211
	$178,368	$192,054	$220,270

Total assets at March 31, 2015 and December 31, 2014, were $178.4 million and $192.1 million, respectively.  The decline of $13.7 million in assets is mostly attributed to (i) a decrease in our IP Licensing segment related to content amortization recognized during the current period for Foyle’s War revenue and the impact of the weakening Pound (ii) a decrease in our Direct-to-Consumer segment related to the amortization of other intangible assets, and (iii) a decrease in our Corporate assets from a decrease in cash on hand from operational use.

Total assets at December 31, 2014 and 2013, were $192.1 million and $220.3 million, respectively.  The decline of $28.2 million in assets is mostly attributed to a decline within our Wholesale and IP Licensing segments related to our investments in content of $14.1 million, which is due to the amortization from the Business Combination’s fair value adjustments of $7.7 million and impairments of $4.8 million.  The decline in our assets is also attributable to amortization of intangible assets of $4.8 million (the majority of which is within our Direct-to-Consumer segment) and a decline in our equity investment in ACL of $3.0 million, which is within our IP Licensing segment.  The decline in our equity investment is due to a combination of dividends paid of $4.0 million being greater than our portion of net income from ACL of $2.6 million and a weakening Pound compared to the Dollar.

Liabilities and Equity

As of March 31, 2015 compared to December 31, 2014, our liabilities and equity decreased by $13.7 million to $178.4 million.  The decrease is primarily due to the net loss of $10.6 million recognized during the three months ended March 31, 2015 that is included in accumulated deficit.

As of December 31, 2014 compared to 2013, our liabilities and equity decreased by $28.2 million to $192.1 million.  The decrease is primarily attributed to the net loss of $21.2 million for the year ended December 31, 2014, a decline in our accounts payable and accrued liabilities of $7.8 million and a decrease in our warrant liability of $3.5 million.  These decreases are partially offset by an increase in our debt of $4.6 million.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

A summary of our cash flow activities is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013
(In thousands)	(unaudited data)

Net cash provided by (used in) operating activities	$(3,098)	$(7,992)	$(1,615)	$6,550
Net cash provided by (used in) investing activities	(69)	242	2,385	3,000
Net cash provided by (used in) financing activities	(613)	5,032	(1,361)	(5,944)
Effect of exchange rate changes on cash	246	16	(421)	(671)
Net increase (decrease) in cash	(3,534)	(2,702)	(1,012)	2,935
Cash at beginning of period	6,662	7,674	7,674	4,739
Cash at end of period	$3,128	$4,972	$6,662	$7,674

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014.

At March 31, 2015 and December 31, 2014, our cash and cash equivalents was approximately $3.1 million and $6.7 million, respectively.  Our cash position in the quarter was impacted by the following:

▪	We incurred a net use of cash of $3.1 million resulting from our operating activities compared to the use of $8.0 million in the same quarter last year. The current quarter’s net use of cash was largely attributable to management’s use of cash to purchase content totaling $8.8 million and to pay off $1.6 million of vendor trade payables. The legacy feature-film business had significant short-term vendor debts, which were past due and which we are in the process of paying off by making increased cash payments or modifying payment terms in the short term. Bringing our vendor trade payables current continues to constrain our liquidity.

▪	In accordance with our Credit Agreement, we made principal payments of $613,000;

▪	The quarterly results are naturally affected by: (a) the timing and release dates of content, (b) the seasonality of our Wholesale and Direct-to-Consumer business, which are 32 – 35% weighted to the 4th quarter of each year, and (c) the fact that we generally invest more cash on content during the first half of the year.

The cash used in operating activities during the three months ended March 31, 2015 was provided by our cash reserves as of December 31, 2014.

As of March 31, 2015, we were not in compliance with our minimum cash balance requirement of $3.5 million within our Credit Agreement.  This default was waived by our lenders on April 15, 2015.  We continue to experience liquidity constraints and we are dependent upon growth in sales and margins to meet our liquidity needs and our debt covenants for the next twelve months.  There can be no assurances that we will be successful in realizing this growth or meeting our future covenant requirements within our Credit Agreement.  To address our liquidity risk we completed, subsequent to March 31, 2015, a $31.0 million capital restructuring transaction that addressed two fundamental areas: (a) deleveraging the balance sheet and (b) providing new working capital.  As part of the capital restructure, we amended our Credit Agreement and other notes payable by (i) reducing our minimum cash requirement by $2.5 million, thus making this cash available for expenditure, (ii) increasing the amount of cushion on our covenants to provide additional headroom and (iii) amending our unsecured subordinated seller notes to convert 50% or $8.5 million of the outstanding principal and accrued interest into preferred stock and reduce the applicable interest rate from 12.0% to 1.5% on the remaining balance for the next two years.  The capital restructure improved our liquidity by selling shares of preferred stock for a total of $31.0 million ($22.5 million in cash and $8.5 million in converted subordinated notes).  The proceeds received were used to make an accelerated principal payment of $10.0 million under our Credit Agreement, pay fees and expense incurred of approximately $1.7 million, and approximately $10.8 million is available for content investment and working capital needs.  By reducing our debt balances and the applicable interest rate on the unsecured subordinated seller notes for two years, our future, annual cash interest expense has been reduced by approximately $2.0 million.  We believe that our current financial position combined with our forecasted operational results will be sufficient to meet our commitments.

As a result of raising additional funds through the issuance of securities convertible into or exercisable for common stock, the percentage ownership of our stockholders has been significantly diluted, and these newly issued securities have rights, preferences or privileges senior to those of existing common stockholders.

Fiscal Year Ended December 31, 2014 Compared to Fiscal Year Ended December 31, 2013.

At December 31, 2014 and 2013, our cash and cash equivalents were approximately $6.7 million and $7.7 million, respectively.  During the year ended December 31, 2014, our cash position was impacted by the following:

▪	We incurred a net use of cash of $1.6 million resulting from our operating activities. The net use of cash was largely attributable to management’s use of cash to pay off vendor trade payables and invest in content during a period of relative lower revenues and content amortization. During the year ended December 31, 2014, we paid approximately $7.8 million of vendor trade payables. The legacy Image business had significant short-term vendor debts, which were past due and which we are in the process of paying off by making increased cash payments or modifying payment terms in the short term. Bringing our vendor trade payables current continues to constrain our liquidity.

▪	Our quarterly results are typically affected by: (a) the timing and release dates of key productions, (b) the seasonality of our Wholesale and Direct-to-Consumer business which are 32 – 35% weighted to the 4th quarter and (c) we generally invest more cash on content during the first half of the year.

The aggregate cash used in operating activities during the year ended December 31, 2014 was provided by our cash reserves as of December 31, 2013 and cash provided by our investing activities.  For the year ended December 31, 2014, significant factors affecting cash provided by or used in our investing and financing activities were:

▪	Dividends received from ACL ($4.0 million);

▪	Debt borrowing to finance the production of Foyle’s War 9 ($9.9 million), less repayments under the production facility ($11.2 million);

▪	Repayment of senior debt and revolving credit facility ($63.8 million), offset by borrowings under the new Credit Agreement less deferred financing costs incurred ($63.8 million); and

▪	Capital expenditures of $1.7 million.

Based upon the payment terms of the new Credit Agreement entered into on September 11, 2014, we expect to have improved liquidity of approximately $15.0 million through December 31, 2015 from the reduced future debt service requirements.

Prior to entering into the new Credit Agreement, we had curtailed our non-Foyle’s War content spending in 2014 to make our principal payments on the prior credit facility.  Our new Credit Agreement is expected to provide increased liquidity primarily through the reduction of near-term future principal payments.  The expected cash flow improvement will assist the Company in addressing legacy past due payables and other operating investments that have been deferred, which include providing capital for the launching of additional digital SVOD channels.

Capital Resources

Cash

As of March 31, 2015, we had cash of $3.1 million, as compared to $6.7 million and $7.7 million as of December 31, 2014 and 2013, respectively.

New Credit Agreement

On September 11, 2014, we entered into a $70.0 million Credit and Guaranty Agreement (the “Credit Agreement”) with a syndicate of lenders led by McLarty Capital Partners, as administrative agent. The Credit Agreement consists of a term loan totaling $70.0 million with a final maturity of five years, at an interest rate equal to (a) LIBOR plus 10.64% for so long as the unpaid principal amount of the Credit Agreement is greater than $65.0 million, and (b) LIBOR plus 9.9% thereafter with a floor of 0.25% for LIBOR.  The quarterly principal amortization is 3.5% for the first two years, 5.0% for the third year and 7.5% for the remaining term with any unpaid principal balance due at maturity.  The obligations under the Credit Agreement are secured by a lien on substantially all of our consolidated assets pursuant to the Pledge and Security Agreement, dated as of September 11, 2014.

Under the new Credit Agreement, interest and principal is payable quarterly with principal payments beginning on December 31, 2014. Initial quarterly principal payments are $613,000 through 2016, then increases to $875,000 through June 2017, and thereafter are $1.3 million.  Beginning in 2016, we are obligated to make certain accelerated principal payments annually which are contingent upon:  (1) the occurrence of consolidated excess cash flows, as defined in the Credit Agreement, and (2) only to the extent at which such excess cash flows are above our minimum cash threshold of $12.0 million.  We are permitted to make additional voluntary principal payments under the Credit Agreement, but prepayments are subject to an applicable prepayment premium of:  (a) 5% if prepaid during the first year, (b) 3% if prepaid during the second year, and (c) 1.5% if prepaid during the third year.  The first $5.0 million of voluntary prepayment is not subject to any prepayment premium.

We incurred $4.9 million in original issuance discounts and other related fees paid to lenders under the new Credit Agreement.  We also incurred $1.3 million in fees for legal and other professional services.  Repayment of our previous credit facility included principal and accrued interest of $56.1 million ($15.0 million for our revolving credit facility and $41.1 million for our term loans and accrued interest).

The new Credit Agreement contains certain financial and non-financial covenants beginning on December 31, 2014. Financial covenants are assessed quarterly and are based on Adjusted EBITDA, as defined in the Credit Agreement.  Financial covenants vary each quarter and generally become more restrictive over time.  The principal financial covenants are:  (1) Senior Debt Leverage Ratio that initially is 4.64 : 1.00 and declines to 2.67 : 1.00 by end of 2016 and for remainder term, (2) Total Debt Leverage Ratio that initially is 5.71 : 1.00 and declines to 3.44 : 1.00 by end of 2016 and for remainder term and (3) Fixed Charges Coverage Ratio that initially is 1.10: 1.00 and increases to 1.59 : 1.00 by end of 2016 and for remainder term.  As of December 31, 2014, we were in compliance with all debt covenants.  As of March 31, 2015, we were not in compliance with our minimum cash balance requirement of $3.5 million.  The default was waived by our lenders on April 15, 2015 (see below).

We are also obligated to maintain a minimum valuation ratio computed on the outstanding principal balance of our senior debt compared to the sum of our valuations of our content library and our investment in ACL.  To the extent the valuation ratio exceeds the allowed threshold, we are obligated to make an additional principal payment such that the threshold would not be exceeded after giving effect of this payment.  The valuation threshold is 83% as long as the unpaid principal balance exceeds $65.0 million and 75% thereafter.

The Credit Agreement contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross defaults to certain other contracts (including, for example, business arrangements with Sony Pictures Home Entertainment and other material contracts) and indebtedness and events constituting a change of control or a material adverse effect in any of our results of operations or conditions (financial or otherwise).  The occurrence of an event of default will increase the applicable rate of interest and could result in the acceleration of our obligations under the Credit Agreement.

The Credit Agreement imposes restrictions on such items as encumbrances and liens, payments of dividends, other indebtedness, stock repurchases, capital expenditures and entering into new lease obligations.  The Credit Agreement also requires us to comply with minimum financial and operating covenants as disclosed above.  Additional covenants restrict our ability to make certain investments, such as loans and equity investments, or investments in content that are not in the ordinary course of business.  Pursuant to the new Credit Agreement, we must maintain at all times a cash balance of $3.5 million.  As of December 31, 2014, we were in compliance with our Credit Agreement.

When repaying the previous credit facility, we recognized a $1.5 million loss from the early extinguishment of debt, which is reported separately within our statement of operations.  This loss primarily represented the unamortized debt discount and deferred financing costs at the time of repayment of our prior credit facility.

On April 15, 2015, we entered into an amendment of our Credit Agreement (the Credit Agreement Amendment).  The principal terms of the Credit Agreement Amendment are as follows:

(a) a waiver of certain Defaults (as defined in the Credit Agreement) and Events of Default (as defined in the Credit Agreement) caused by, or that would be caused by the breach of certain financial covenants under the Senior Agreement;

(b) amendments of the Credit Agreement (i) modifying the interest rate to equal LIBOR plus 10.64%, (ii) modifying certain financial statement and other reporting and lender communication requirements, (iii) changing the Fixed Charge Coverage Ratio (as defined in the Credit Agreement) threshold to 0.73:1.00 for the quarter ending March 31, 2015, and 0.63:1.00 for the quarter ending June 30, 2015, (iv) changing the Senior Leverage Ratio (as defined in the Credit Agreement) limit to 7.50:1.00 for the quarter ending March 31, 2015, and 6.92:1.00 for the quarter ending June 30, 2015, (v) changing the Total Leverage Ratio (as defined in the Credit Agreement) limit to 9:00:1:00 for the quarter ending March 31, 2015, and 8.95:1.00 for the quarter ending June 30, 2015, and (vi) changing the Minimum Cash Balance (as defined in the Credit Agreement) that the Company is required to maintain to $1 million; and

(c) the consent of the lenders to the issuance of the Bridge Preferred Stock and the convertible preferred stock, which is anticipated to be issued in exchange for the Bridge Preferred Stock, as well as the use of the proceeds from the issuance of the Bridge Preferred Stock (i) to pay $10 million of the amounts outstanding pursuant to the Credit Agreement, (ii) to pay certain fees and costs associated with the issuance of the Bridge Preferred Stock and the convertible preferred stock, and (iii) for working capital purposes.

Subordinated Notes Payable and Other Debt

Upon consummation of the Business Combination, we issued unsecured subordinated promissory notes in the aggregate principal amount of $14.8 million to the selling preferred stockholders of Image.  The subordinated notes mature on the earlier of October 3, 2018 or six months after the latest stated maturity of the senior debt issued pursuant to the Credit Agreement.  The unsecured subordinated notes bear an interest rate of 12% per an annum, of which 5.4% is payable in cash annually and at our discretion the balance is either paid through the issuance of shares of our common stock valued at their then-current market price, or accrues and is added to the principal, which is payable upon maturity.  During the second quarter of 2014, interest was due of $1.8 million of which $992,000 was added to the principal balance of these notes and the remainder was paid to the debt holders.  At December 31, 2014, our principal balance due pursuant to these notes was $16.0 million.

On April 15, 2015 we entered into an amendment (the Note Amendment) of our unsecured subordinated promissory notes that were issued to the selling preferred stockholders of Image.  The principal terms of the Note Amendment are as follows:

(a) an agreement by the subordinated note holders to convert 50% of the outstanding balance under the subordinated notes into the convertible preferred stock;

(b) amendments to the subordinated notes (i) changing the interest rate payable from 12% to 1.5% per annum for the 24-month period commencing on January 1, 2015, and then 12% per annum thereafter; and (ii) specifying that 45% of the interest due will be payable in cash and the remainder of the accrued interest will be payable in the form of additional subordinated notes; and

(c) a waiver of any existing defaults and events of default.

In October 2013, we began our production of the next season of the franchise series of Foyle’s War.  Acorn Productions Limited and Acorn Global Enterprises Limited both wholly-owned subsidiaries of RLJE Ltd., entered into a cash advance facility (the FW9 Facility) with Coutts and Co., a U.K. based lender, for purposes of producing three ninety-minute television programs entitled “Foyle’s War Series 9.” The facility carried interest at a rate of LIBOR plus 2.15%.  Interest and repayment of advances received were due on or before November 8, 2014.  This facility was substantially secured by (i) executed license agreements whereby we have pre-sold certain broadcast and distribution rights and (ii) U.K. tax credits based on anticipated qualifying production expenditures.  The assets and intellectual property are collateral of the Credit Agreement now that the loan is fully paid and settled.  At December 31, 2014, this production loan was fully repaid.

Preferred Stock

On May 20, 2015, we closed a transaction in which we sold 31,046 shares of preferred stock and warrants to acquire 9,313,800 shares of common stock for $22.5 million in cash the exchange of and $8.5 million in subordinated notes.  Of the preferred shares and warrants sold, 16,500 shares of preferred stock and warrants to acquire 4,950,000 shares of common stock were sold to certain board members or their affiliated companies.  The Company used $10.0 million of the cash proceeds from this sale to make partial payment on its Credit Agreement and approximately $1.7 million for prepayment penalties, legal fees and expenses associated with the transaction.  The balance of the net cash proceeds is intended to be used for working capital purposes.

The preferred stock has the following rights and preferences:
•	Rank – the preferred stock ranks higher than other company issued equity securities in terms of distributions and dividends.
•	Dividends – the preferred stock is entitled to cumulative dividends at a rate of 8% per annum of a preferred share’s stated value ($1,000 per share plus any unpaid dividends). The first dividend payment is due July 1, 2017 and then payments are to be made quarterly thereafter. At the Company’s discretion, dividend payments are payable in either cash or common stock, or added to preferred share’s stated value.
•	Conversion – at the preferred stockholder’s discretion, a share of preferred stock is convertible into shares of common stock determined by dividing the share’s stated value by a conversion rate of $1.00. The conversion rate is subject to anti-dilution protection including adjustments for offerings consummated at a per-share price of less than $1.00 per common share.
•	Mandatory Redemption – unless previously converted, on May 20, 2020, the Company, at its option, will either redeem the preferred stock with (a) cash equal to $1,000 per share plus any unpaid dividends (Redemption Value), or (b) shares of common stock determined by dividing the Redemption Value by a conversion rate equal to the lower of (i) the conversion rate then in effect (which is currently $1.00) or (ii) 85% of the then trading price, as defined, of the Company’s common stock.
•	Voting – except for certain matters that require the approval of the preferred stockholders, such as changes to the rights and preferences of the preferred stock, the preferred stock does not have voting rights. However, the holders of the preferred stock are entitled to appoint two board members, and under certain circumstances, appoint a third member.

In connection with the sale, the holders of the preferred stock appoint two board members temporarily increasing the board to 11 members.  On June 4, 2015, four board members resigned thus reducing the board size to seven members, which the Company committed to when issuing the preferred stock.

The warrants have a term of five years and an exercise price of $1.50 per share.  The exercise price is subject to standard anti-dilution protection including adjustments for offerings consummated at a per-share price of less than $1.50 per common share.  Additionally, if the Company were to consummate certain fundamental transactions, such as a business combination or other change-in-control transactions, the warrant holders may require, under certain conditions, that the Company is to repurchase the warrants with cash equal to the warrants’ then fair value as determined using the Black Scholes valuation model.

The Company has committed to file a registration statement within 30 days that registers the shares issuable upon conversion of the preferred stock and exercise of the warrants.  The Company is to use its best efforts to cause the registration statement to be declared effective, but in any event no later than 90 to 120 days after filing of the registration statement.  The Company will also use its best efforts to keep the registration statement effective.  If the Company is in default of this registration rights agreement, and as long as the event of default is not cured, then the Company is to pay in cash partial-liquidation damages as defined therein.  Damages are not to exceed 6% of the aggregated subscription amount.

The conversion of the preferred stock into, and the exercise of the warrants for, shares of the Company’s common stock would be subject to the approval of the common stockholders of the Company. The Company expects to hold a special meeting seeking stockholders approval no later than July 31, 2015. However, prior to the closing on the issuance of the preferred stock and warrants, the Company obtained proxies from directors, executive officers and certain greater than 5% stockholders, which in the aggregate held more than 50% of the outstanding common shares, that were voting in favor of the issuance of the preferred stock and the warrants.

RELATED PARTY TRANSACTIONS

In the ordinary course of business we enter into transactions with related parties, primarily our equity method investee and entities owned and controlled by the Chairman of our Board of Directors. Information regarding transactions and amounts with related parties is discussed in the footnotes of our consolidated financial statements.

NEW ACCOUNTING AND REPORTING PRONOUNCEMENTS

Since the filing of our 2014 Form 10-K, there were no new accounting pronouncements adopted.  A summary of the accounting pronouncement issued but, not required to be adopted for the preparation of our current financial statements is as follows:

On May 28, 2014, the Financial Accounting Standards Board issued an accounting standard update (or ASU) No. 2014-09, Revenue from Contracts with Customers (or ASU 2014-09), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for RLJE on January 1, 2017. Early application is not permitted. The standard permits the use of three transition methods. We are evaluating the effect that ASU 2014-09 will have on our consolidated financial statements and related disclosures. We are also assessing the transition methods available to implement this new accounting standard.  This update could impact the timing and amounts of revenue recognized within our consolidated financial statements.

On April 7, 2015 the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-3, Interest – Imputation of Interest (the Update).  The Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  The amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  We will be adopting this Update beginning January 1, 2016 by applying the new guidance on a retroactive period basis.  As of March 31, 2015, December 31, 2014, and December 31, 2013 we have unamortized debt issuance costs of $1.1 million, $1.2 million, and $271,000, respectively, that is currently recorded within prepaid expenses and other assets.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements.  Management considers an accounting policy to be critical if it is important to our financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management and the related disclosures have been reviewed with the Audit Committee of the Board of Directors of the Company. We consider the following accounting policies to be critical in the preparation of our consolidated financial statements:

Revenue Recognition

Revenue Recognition

Revenue is recognized upon meeting the recognition requirements of the Financial Accounting Standards Board Accounting Standards Codification (or ASC) 926, Entertainment—Films (or ASC 926) and ASC 605, Revenue Recognition.  We generate our revenue primarily from the exploitation of acquired or produced content rights through multiplatform distribution channels. The content is monetized in DVD format to wholesalers, broadcasters including cable companies and digital platforms like Amazon and Netflix, and exploited through other windows including:  direct-to-consumer, catalogs and subscription streaming channels. Revenue is presented net of sales returns, rebates, unit price adjustments, sales return reserve, sales discounts and market development funds.

Revenues from home video exploitation are recognized net of an allowance for estimated returns, as well as related costs, in the period in which the product is available for sale by our customers (at the point that title and risk of loss transfer to the customer, which is generally upon receipt by the customer and in the case of new releases, after “street date” restrictions lapse).  Rental revenues under revenue sharing arrangements are recognized when we are entitled to receipts and such receipts are determinable.  Revenues from domestic and international broadcast licensing and home video sublicensing, as well as associated costs, are recognized when the programming is available to the licensee and other ASC 605 recognition requirements are met.  Fees received in advance of availability, usually in the case of advances received from international home video sub licensees and for broadcast programming, are deferred until earned and all revenue recognition requirements have been satisfied.  Provisions for sales returns and uncollectible accounts receivable are provided at the time of sale.

Revenues from our catalog sales are recognized net of an allowance for estimated returns once payment has been received from the customer and the item ordered has been shipped.  Revenues from our proprietary, subscription-based, streaming channels are recognized on a straight-line basis over the subscription period once the subscription has been activated.

Allowances for Sales Returns

For each reporting period, we evaluate product sales and accounts receivable to estimate their effect on revenues due to product returns, sales allowances and other credits given, and delinquent accounts.  Our estimates of product sales that will be returned and the amount of receivables that will ultimately be collected require the exercise of judgment and affect reported revenues and net earnings.  In determining the estimate of product sales that will be returned, we analyze historical returns (quantity of returns and time to receive returned product), historical pricing and other credit data, current economic trends, and changes in customer demand and acceptance of our products, including reorder activity.  Based on this information, we reserve a percentage of each dollar of product sales where the customer has the right to return such product and receive a credit.  Actual returns could differ from our estimates and current provisions for sales returns and allowances, resulting in future charges to earnings.  Estimates of future sales returns and other credits are subject to substantial uncertainty.  Factors that could negatively impact actual returns include retailer financial difficulties, the perception of comparatively poor retail performance in one or several retailer locations, limited retail shelf space at various times of the year, inadequate advertising or promotions, retail prices being too high for the perceived quality of the content or other comparable content, the near-term release of similar titles, and poor responses to package designs.  Underestimation of product sales returns and other credits would result in an overstatement of current revenues and lower revenues in future periods.  Conversely, overestimation of product sales returns would result in an understatement of current revenues and higher revenues in future periods.

Investments in Content

Investments in content include the unamortized costs of completed films and television programs that were acquired or produced.  Within the carrying balance of investments in content are development and production costs for films and television programs which are acquired or produced.

Acquired Distribution Rights and Produced Content

Royalty and Distribution Fee Advances – Royalty and distribution fee advances represent fixed minimum payments made to program suppliers for exclusive content distribution rights.  A program supplier’s share of exclusive program distribution revenues is retained by us until the share equals the advance(s) paid to the program supplier plus recoupable costs.  Thereafter, any excess is paid to the program supplier.  In the event of an excess, we also record, as cost of sales, an amount equal to the program supplier’s share of the net distribution revenues.

Original Production Costs – For films and television programs produced by RLJE, original production costs include all direct production and financing costs, as well as production overhead.

Unamortized content investments are charged to cost of sales as revenues are earned in the same ratio that current period revenue for a title or group of titles bears to the estimated remaining unrecognized ultimate revenue for that title.

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release, or for episodic television series a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later.

Investments in content are stated at the lower of amortized cost or estimated fair value. The valuation of investments in content is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film or television program. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films and television programs may be required as a consequence of changes in management’s future revenue estimates.

Content programs in progress include the accumulated costs of productions, which have not yet been completed, and advances on content not yet received from program suppliers. We begin to amortize these investments once the content has been released.

Production Development Costs

The costs to produce licensed content for domestic and international exploitation include the cost of converting film prints or tapes into the optical disc format.  Depending on the platform for which the content is being exploited, costs may include menu design, authoring, compression, subtitling, closed captioning, service charges related to disc manufacturing, ancillary material production, product packaging design and related services. These costs are capitalized as incurred. A percentage of the capitalized production costs are amortized to expense based upon:  (i) a projected revenue stream resulting from distribution of new and previously released content related to such production costs; and (ii) management’s estimate of the ultimate net realizable value of the production costs.  Estimates of future revenues are reviewed periodically and amortization of production costs is adjusted accordingly.  If estimated future revenues are not sufficient to recover the unamortized balance of production costs, such costs are reduced to their estimated fair value.

Inventories

For each reporting period, we review the value of inventories on hand to estimate the recoverability through future sales.  Values in excess of anticipated future sales are recorded as obsolescence reserve.  Inventories consist primarily of packaged goods for sale, which are stated at the lower-of-average-cost or market, as well as componentry.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of acquisition costs over the tangible and identifiable intangible assets acquired and liabilities assumed in a business acquisition.  Goodwill is recorded at our reporting units, which are consolidated into our reporting segments.  Goodwill is not amortized but is reviewed for impairment annually or between the annual tests if an event occurs or circumstances change that indicates it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value.  The impairment test follows a two-step approach.  The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary.  Under the first step, goodwill is considered potentially impaired if there are subjective characteristics that suggest that goodwill is impaired or quantitatively when the fair value of the reporting unit is less than the reporting unit’s carry amount, including goodwill.  Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated.  Determining the fair value requires various assumptions and estimates, which include consideration of the future, projected operating results and cash flows. Such projections could be different than actual results. Should actual results be significantly less than estimates, the value of our goodwill could be impaired in future periods.

Other Intangible Assets

Other intangible assets are reported at their estimated fair value when acquired less accumulated amortization.  The majority of our intangible assets were recognized as a result of the Business Combination.  As such, the fair values of our intangibles were recorded in 2012 when applying purchase accounting.

Amortization expense on our other intangible assets is generally computed by applying the straight-line method, or based on estimated forecasted future revenues as stated below, over the estimated useful lives of trade names (15 years), website (three years), supplier contracts (seven years), customer relationships (five years) and leases (two years).  The recorded value of our customer relationships is amortized on an accelerated basis over five years, with approximately 60% being amortized over the first two years (through 2014), 20% during the third year and the balance ratably over the remaining useful life.  The recorded value of our options on future content is amortized based on forecasted future revenues, whereby approximately 50% is being amortized over the first two years, 25% during the third year and the balance in decreasing amounts over the remaining four years.

Additional amortization expense is provided on an accelerated basis when the useful life of an intangible asset is determined to be less than originally expected.  Other intangible assets are reviewed for impairment when an event or circumstance indicates the value is lower than the current carrying value.

Warrant Liability

As of December 31, 2014 and 2013, we have warrants outstanding to purchase 21,041,667 shares of our common stock, which are recorded at fair value on the consolidated balance sheets.  All of the warrants contain a provision whereby the exercise price will be reduced if RLJE reorganized as a private company.  Because of this provision, all warrants are accounted for as a derivative liability in accordance with ASC 815-40, Contracts in Entity’s Own Equity.  The change in the fair value of the warrants is recorded as a component of other income.

Income Taxes

We account for income taxes pursuant to the provisions of ASC 740, Income Taxes (or ASC 740), whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and the future tax benefits derived from operating loss and tax credit carryforwards.  We provide a valuation allowance on our deferred tax assets when it is more likely than not that such deferred tax assets will not be realized. We have a valuation allowance against 99% of our net deferred tax assets at December 31, 2014.

ASC 740 requires that we recognize in the consolidated financial statements the effect of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position.  The first step is to determine whether or not a tax benefit should be recognized.  A tax benefit will be recognized if the weight of available evidence indicates that the tax position is more likely than not to be sustained upon examination by the relevant tax authorities.  The recognition and measurement of benefits related to our tax positions requires significant judgment as uncertainties often exist with respect to new laws, new interpretations of existing laws, and rulings by taxing authorities.  Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known.  For tax liabilities, we recognize accrued interest related to uncertain tax positions as a component of income tax expense, and penalties, if incurred, are recognized as a component of operating expense.

For a discussion of each of all our significant accounting policies, including information and analysis of estimates and assumptions involved in their application, see Note 2, Significant Accounting Policies of our consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We typically acquire content via separately executed licensing or distribution agreements with content suppliers. These contracts generally require that we make advance payments before the content is available for exploitation.  Advance payments are generally due prior to and upon delivery of the related content.  We do not recognize our payment obligations under our licensing and distribution agreements prior to the content being delivered.  As of March 31, 2015, we had entered into licensing and distribution agreements for which we are obligated to pay $8.4 million once the related content has been delivered.  As of December 31, 2014, we had entered into licensing and distribution agreement for which we are obligated to pay $7.1 million once the related content has been delivered.

CONTRACTUAL COMMITMENTS

A table with our contractual commitments is not required for smaller reporting companies within our MD&A.  For information regarding our contractual commitments refer to the footnotes of our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk is not required for smaller reporting companies.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and position of our directors and executive officers:

Name	Age	Position

Tyrone Brown	72	Director
Robert L. Johnson	69	Chairman
Dayton Judd	43	Director
Andor (Andy) M. Laszlo	48	Director
Miguel Penella	46	Chief Executive Officer and Director
Scott Royster	50	Director
John Ziegelman	51	Director
Andrew S. Wilson	46	Chief Financial Officer

Tyrone Brown has served as a member of the Company’s board of directors since October 2012. Mr. Brown is a self-employed attorney. Since January 2014, Mr. Brown has served as Consulting Counsel at Wiley Rein, a Washington, DC law firm where he consults with the firm's clients on media and telecommunications matters.  Mr. Brown was an initial investor and director in the successful re-launch after bankruptcy of IRIDIUM, the global mobile satellite system, serving as IRIDIUM’s vice chairman from January 2002 until a successful public offering in October 2009. Previously, he was the co-founder of District Cablevision, the DC cable television system, where he was president and a director from 1986 to February 1992. Mr. Brown also served as a director and principal outside counsel of Black Entertainment Television (or BET) until its successful public offering in 1991, and vice president and general counsel of Post-Newsweek Stations, the broadcast station subsidiary of the Washington Post Company, from 1971 to 1974. In addition to his entrepreneurial and business activities, Mr. Brown has practiced communications law at a number of major DC law firms and served as a law clerk for the late Chief Justice of the Supreme Court Earl Warren, as an aide to Senator Edmund Muskie and as an FCC Commissioner under the Carter Administration. We believe that Mr. Brown’s professional background in the media sector, his prior senior leadership positions at various companies, and extensive legal experience, make him well qualified as a member of the Company’s board of directors.

Robert L. Johnson was appointed as the Company’s chairman in October 2012. From November 2010 to October 2012, Mr. Johnson served as the chairman of the board of RLJ Acquisition, Inc., a special purpose acquisition company that created the Company. Mr. Johnson founded The RLJ Companies, an innovative business network that owns or holds interests in a diverse portfolio of companies in businesses operating in hotel real estate investment; private equity; financial services; asset management; automobile dealerships; sports and entertainment; and video lottery terminal (or VLT) gaming, and has served as its chairman since February 2003. Prior to forming The RLJ Companies, Mr. Johnson was founder and chief executive officer of Black Entertainment Television (or BET), which was acquired by Viacom Inc. in 2001. He continued to serve as chief executive officer of BET until February 2006. In July 2007, Mr. Johnson was named by USA Today as one of the “25 most influential business leaders of the past 25 years.” Mr. Johnson currently serves on the boards of directors of RLJ Lodging Trust (NYSE: RLJ), KB Home (NYSE: KBH), Lowe’s Companies, Inc. (NYSE: LOW), Strayer Education, Inc. (NASDAQ: STRA) and Retirement Clearinghouse, LLC. He previously served as a director of Hilton Hotels Corporation, US Airways Group, Inc., General Mills, Inc. and IMG Worldwide, Inc., and a member of the board of trustees at The Johns Hopkins University. We believe that Mr. Johnson’s professional background, his prior executive leadership positions at various companies, and current and past board positions, make him well qualified as a Chairman of the Company’s board of directors.

Dayton Judd was appointed to the Company’s board on May 20, 2015.  Mr. Judd is the Founder and Managing Partner of Sudbury Capital Management.  Prior to founding Sudbury, Mr. Judd worked from 2007 through 2011 as a Portfolio Manager at Q Investments, a multi-billion dollar hedge fund in Fort Worth, Texas. Prior to Q Investments, he worked with McKinsey & Company from 1996 through 1998, and again from 2000 through 2007.  Mr. Judd graduated from Brigham Young University in 1995 with a bachelor’s degree, summa cum laude, and a master’s degree, both in accounting.  He also earned an MBA with high distinction from Harvard Business School in 2000, where he was a Baker Scholar.  Mr. Judd is a Certified Public Accountant.

Andor (Andy) M. Laszlo has served as a member of the Company’s board of directors since October 2012. Mr. Laszlo joined Sun Trust Robinson Humphrey in January 2014 where he serves as Managing Director and Head of Technology, Media & Communications Equity Origination. Mr. Laszlo served as a Managing Director at Lazard Capital Markets LLC (or LCM) from June 2010 to December 2013, where he served as Head of Corporate Underwriting and Head of Business Development.  Prior to joining LCM, Mr. Laszlo served as a Senior Advisor to Sports Properties Acquisition Corp., a special purpose acquisition company focused on the sports, leisure and entertainment sectors, from November 2007 to April 2010. Between 1997 and 2007, Mr. Laszlo held various senior equity capital markets positions at both Lehman Brothers and Bank of America Securities.  Mr. Laszlo was the Head of Media & Telecom equity capital markets for Bank of America Securities based in New York, NY.  Prior to that, Mr. Laszlo was Head of Equity Syndicate and Head of Media & Telecom Equity Capital Markets at Lehman Brothers International (Europe), during which time he was based in London, England.  In between his tenure at Lehman Brothers and Bank of America, Mr. Laszlo spent approximately one year as the Chief Operating Officer and Head of Business Development at Eagle Rock Capital Management, LLC, a New York-based multi-strategy hedge fund.  Mr. Laszlo has been involved in transactions totaling more than $20 billion of equity issuance over the course of his career. Mr. Laszlo serves on the Advisory Board of Falconhead Capital Management, a private equity firm based in New York City.  He also serves on the board of directors of Rita’s Franchise Company, a leading franchise company focused on frozen treats.  Previously, Mr. Laszlo served on the board of directors of Radar Detection Holdings Corp. (or Escort Radar), a leading designer, manufacturer and distributor of highway radar and laser detectors.  Mr. Laszlo began his career as an attorney with Philadelphia, Pennsylvania-based Rawle & Henderson, the nation's oldest law firm.  We believe that Mr. Laszlo’s professional background, including his extensive financial advisory and financing experience, make him well qualified to serve as a member of the Company’s board of directors.

Miguel Penella was appointed as the Company’s Chief Executive Officer on January 18, 2013.  From October 2012 until January 18, 2013, Mr. Penella served as Chief Operating Officer. Mr. Penella has served as a director of the Company since October 2012. From April 2007 to October 2012, Mr. Penella served as chief executive officer of Acorn Media Group, Inc., which was acquired by the Company in October 2012, where he oversaw operations and was the driving force behind the worldwide expansion of both the Acorn and Acacia brands, including the acquisition of 64% of Agatha Christie Limited and the launch of Acorn TV, the Company’s first proprietary subscription VOD channel. From 2004 to April of 2007, Mr. Penella was president of Acorn’s direct-to-consumer operations offering DVDs and other high quality products through catalogs and online marketing vehicles. Under his leadership, Acorn’s direct-to-consumer operations grew from $8 million to $40 million in sales. Mr. Penella came to Acorn from Time-Life where he rose in the ranks from circulation director of the catalog department to director of catalogs for the music division and then to vice president of customer marketing in 2001. Previously, he worked in catalog management for the National Direct Marketing Corporation and the National Wildlife Federation. We believe that Mr. Penella’s professional background, his position in the Company and his prior senior leadership positions at various companies make him well qualified as a member of the Company’s board of directors.

Scott Royster has served as a member of the Company’s board of directors since January 2014.  Mr. Royster is an entrepreneur and has co-founded two companies in the education sector – Latimer Education, Inc. (or Latimer) and Maarifa Edu Holdings Limited (or Maarifa).  Since September 2009 he has served as Chairman of Latimer and, since August 2014, as Chief Executive Officer of Maarifa.  Latimer, based in Washington, DC, is an education company serving the higher education needs of African-Americans in the USA, and Maarifa is an education company that acquires and operates private universities in Africa and is based in Nairobi, Kenya.  From November 2008 until the formation of Latimer, Mr. Royster was engaged in planning for the formation of Latimer and acted as a consultant to several companies. Mr. Royster served as Executive Vice President of Business Development and Chief Financial Officer of DigitalBridge Communications, an early-stage wireless technology company, from January 2008 to November 2008. From 2006 to 2008, Mr. Royster was a member of the board of directors for HRH, Inc. (NYSE: HRH), an insurance brokerage firm.  Between June 1996 to December 2007, Mr. Royster served as Executive Vice President and Chief Financial Officer of Radio One, Inc. (NASDAQ: ROIA and ROIAK), an owner/operator of major market radio stations and other media assets. We believe that Mr. Royster’s general business and media background, including his financial experience, make him well qualified to serve as a member of the Company’s board of directors.

John Ziegelman was appointed to the Company’s board on May 20, 2015.  Mr. Ziegelman is a portfolio manager for Wolverine Asset Management, LLC (“Wolverine”).  Prior to joining Wolverine in 2013, Mr. Ziegelman was the founder of Carpe Diem Capital Management (2001) and co-founder of Castle Creek Partners (1997); both firms were engaged in private placements and corporate restructurings.  Prior to Castle Creek Partners, Mr. Ziegelman worked at Citadel Investment Group and spent most of his early career as an investment banker, working for both Shearson Lehman Brothers and Kidder, Peabody & Co. in their real estate and corporate finance/M&A departments.  Mr. Ziegelman graduated from the University of Michigan in 1986 with a BA in Philosophy and Classical Archaeology and earned an MBA from the University of Chicago in 1993 concentrating his studies on finance and accounting.

Andrew S. Wilson was appointed as the Company’s Chief Financial Officer in May 2013.  Mr. Wilson was a private investor from January 2013 to May 2013. He served in executive positions with Discovery Communications, LLC, a media company with cable and free to air networks, from 2002 to December 2012.  He was CFO - Digital Distribution, Digital Media, Commerce & Education from March 2009 to December 2012 while also holding the role of SVP, Global Corporate Controller for the entire company from October 2009 to December 2012.  Mr. Wilson’s prior roles included Senior Vice President and CFO - Commerce & Education from October 2007 to February 2009, Vice President and Controller - International Networks Division from December 2003 to October 2007 and was Vice President and Divisional Controller - Consumer Products Division from March 2002 to December 2003. Prior to joining Discovery Communications, he was Director, Corporate Accounting and Reporting for Host Marriott Corporation (now called Host Hotels) from 1997 to 2002. Previously Mr. Wilson held management positions with Crown Books, a bookstore retailer, and Price Waterhouse LLP.

Director Independence

Our Board reviewed the NASDAQ independence standards with regard to our directors, including whether specified transactions or relationships existed during the past three years, between our directors, or certain family members or affiliates of our directors, and RLJE, any of its subsidiaries, certain other affiliates, or our independent registered public accounting firm.  As a result of the review, our Board determined that Messrs. Brown, Laszlo, Royster, Judd and Ziegelman are “independent” as that term is used in NASDAQ Marketplace Rule 5605.  We do not know of any family relationships among or between any of our directors, executive officers, or key employees.  With regard to the independence of our directors regarding committee independence, see Board of Directors and Corporate Governance – Committees of the Board below.

Board and Committee Meetings; Annual Meeting Attendance

During 2014, the Board held six meetings.  Each of the directors attended more than 75% of the total number of board of directors and committee meetings he or she was eligible to attend.

The Company does not have a formal written policy requiring directors to attend the Annual Meeting, although directors are encouraged to attend. Four directors attended the 2014 annual meeting.

Committees of the Board

Audit Committee. The Company has an Audit Committee, and the committee held seven meetings during 2014. During 2014, our Audit Committee was comprised of Messrs. Edwards, Royster, and Laszlo (Chairman), with Mr. Sinclair as an observer. Effective January 22, 2014, Mr. Royster was added to the Audit Committee, and effective February 25, 2014, Mr. Goldfarb was removed from the Audit Committee. The Board determined that Messrs. Edwards, Royster, and Laszlo were independent as that term is used in NASDAQ Marketplace Rule 5605 and in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 and that Mr. Royster is an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K. In connection with the reduction of the Board to seven members, Mr. Edwards has resigned, and effective June 30, 2014, Mr. Dayton Judd was added to the Audit Committee.    The Board determined that Mr. Judd was independent as that term is used in NASDAQ Marketplace Rule 5605 and in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934.

Compensation Committee. The Company has a Compensation Committee, and the committee held two meetings during 2014.  During 2014, our Compensation Committee was comprised of Messrs. Brown (Chairman), Goldfarb, and Sinclair. The Board determined that Messrs. Brown, Goldfarb, and Sinclair were independent as that term is used in NASDAQ Marketplace Rule 5605. In connection with the reduction of the Board to seven members, Messrs. Goldfarb and Sinclair have resigned, and effective June 30, 2015, Messrs. Ziegelman and Laszlo were added to the Compensation Committee.  The Board determined that Messrs. Ziegelman and Laszlo were independent as that term is used in NASDAQ Marketplace Rule 5605.

Nominations and Governance Committee.  The Company has a Nominations and Governance Committee, and the committee held one meeting during 2014.  During 2014, our Nominations and Governance Committee was comprised of Messrs. Edwards and Goldfarb and Ms. Wardell (Chairman).  Effective February 25, 2014, Mr. Goldfarb was appointed to the Nominations and Governance Committee in lieu of Mr. Sinclair.  The Board determined that Messrs. Edwards and Goldfarb and Ms. Wardell were independent as that term is used in NASDAQ Marketplace Rule 5605. In connection with the reduction of the Board to seven members, Messrs. Edwards and Goldfarb and Ms. Wardell have resigned, and effective June 30, 2015 it was determined that directors nominations would be made by the entire Board, with non-independent members abstaining from voting.

The non-executive members of our board of directors receive an annual retainer of $50,000, paid quarterly.  In addition, the non-executive directors are reimbursed for reasonable travel expenses to attend Board or committee meetings.  Executive directors receive no additional compensation for their service as directors, and Mr. Ziegelman has waived receipt of director compensation.

For fiscal year 2014, each of our non-executive directors was each granted a restricted stock award, valued at $50,000, for 14,306 shares of common stock, based upon the five-day trailing average closing stock price of $3.495.  The restricted stock awards were granted under our 2012 Incentive Compensation Plan on August 14, 2014 and vest 100% on the earlier of the one-year anniversary of the date of grant or the date of the Annual Meeting of Shareholders, provided the recipient continues to serve as a director.

Director Compensation Table for Fiscal Year 2014

The following table sets forth information regarding the compensation earned by our non-executive directors in fiscal year 2014:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	All Other Compensation ($)	Total ($)

Tyrone Brown	$50,000	$49,928	$––	$––	$99,928
Peter Edwards	50,000	49,928	––	––	99,928
Morris Goldfarb	50,000	49,928	––	––	99,928
Robert L. Johnson	249,999	––	––	––	249,999
Andor (Andy) M. Laszlo	50,000	49,928	––	––	99,928
Scott Royster(3)	50,000	78,117	––	––	128,117
H. Van Sinclair	50,000	49,928	––	––	99,928
Lisa Wardell	50,000	49,928	––	––	99,928

(1)	For independent directors, represents retainer fee paid quarterly. For Mr. Johnson, represents compensation for non-executive chairman services.

(2)	Amount represents the grant date fair value for restricted stock awards granted during fiscal year 2014. The per share grant date fair value of each of the restricted stock awards for 14,306 shares was $3.49. As of fiscal year end 2014, these shares had not vested.

(3)	Includes an additional restricted stock award granted when Mr. Royster joined the board of directors on January 22, 2014 for 5,638 shares, prorated for his services through the annual meeting of stockholders held in August 2014 when the shares vested. The per share grant date fair value of this award was $4.9999.

Executive Compensation

The following table sets forth the compensation of those persons who served as our principal executive officer, principal financial officer and our other executive officers (collectively, the Named Executive Officers) for the fiscal year ended on December 31, 2014.

Name & Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	All Other Compensation ($)(2)	Total ($)

Miguel Penella,	2014	$500,000	––	$216,200	––	$10,400	$726,600
Chief Executive Officer	2013	472,756	––	691,420	––	10,200	1,174,376

Andrew Wilson,	2014	360,000	––	34,270	––	4,800	399,070
Chief Financial Officer	2013(3)	215,538	––	195,787	––	5,400	416,725

(1)	Fiscal year 2014 includes restricted stock grants of 47,000 shares for Mr. Penella and 12,000 shares for Mr. Wilson, each vesting over approximately 13 months with the majority of shares subject to certain performance criteria. The amounts shown represent the total grant date fair value of the grants computed in accordance with FASB ASC Topic 718. During 2014, the performance criteria of closing the bank refinancing was met and 35,800 shares vested for Mr. Penella and 7,800 shares vested for Mr. Wilson. The remaining time-based shares are expected to vest in 2015.

Fiscal year 2013 includes restricted stock grants of 128,756 shares for Mr. Penella and 52,631 shares for Mr. Wilson, each vesting over three years with 50% of the shares subject to certain performance criteria.  The amounts shown represent the total grant date fair value of the grants computed in accordance with FASB ASC Topic 718.  At the time of grant, it was not possible to predict with certainty the extent to which the performance criteria would be achieved or the extent to which the grants would ultimately be realized by the holders.  Subsequent to December 31, 2013, 25% of these shares granted to Mr. Penella and Mr. Wilson were forfeited based upon the failure to achieve the 2013 performance criteria.  During 2014, 25% of these shares vested on the first time-based vest dates.

(2)	Fiscal year 2014 includes:
a.	For Mr. Penella, Company 401(k) match of $10,400.
b.	For Mr. Wilson, Company 401(k) match of $4,800.

Fiscal year 2013 includes:
(i)	For Mr. Penella, Company 401(k) match of $10,200.
(ii)	For Mr. Wilson, Company 401(k) match of $5,400.

(3)	Mr. Wilson was employed for part of 2013, beginning May 28, 2013.

Outstanding Equity Awards at Fiscal Year End 2014

The following table includes all outstanding equity awards at December 31, 2014.

Name	Option Awards					Stock Awards
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying exercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price ($)	Option exercise date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(1)
Miguel Penella	––	––	––	––	––	––	––	75,578	$150,400
Andrew Wilson	––	––	––	––	––	––	––	33,515	$66,695

(1)	The value of unearned shares is based upon the closing stock price at December 31, 2014 of $1.99 per share.

Equity Compensation Plan Information

The following table sets forth certain information as of December 31, 2014 with respect to our equity compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance, aggregated by (i) all compensation plans previously approved by our security holders, and (ii) all compensation plans not previously approved by our security holders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referenced in the first column) (1)
Equity compensation plans approved by security holders	––	$––	787,668
Equity compensation plans not approved by security holders:	––	––	––
Total	––	$––	787,668

(1)	Represents shares available for grant in the future under our 2012 Incentive Compensation Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of June 10, 2015, with respect to the beneficial ownership of shares of our common stock owned by (i) each person, who, to our knowledge based on Schedules 13D or 13G or other reports filed with the SEC, is the beneficial owner of more than 5% of our outstanding common stock, (ii) each person who is a director, (iii) each Named Executive Officer, and (iv) all of our directors and executive officers as a group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percent of Common Stock(2)
RLJ SPAC Acquisition, LLC(3)	25,983,158	71.78%
Robert L. Johnson (3)	25,983,158	71.78%
JH Evergreen Management, LLC (4)	11,891,652	52.29%
Wolverine Asset Management, LLC (5)	1,398,996	9.99%
John Ziegelman (5)	1,398,996	9.99%
Sudbury Capital Fund, LP (6)	3,271,435	20.62%
Dayton Judd (7)	3,286,571	20.72%
Wexford Spectrum Investors (8)	2,773,523	19.53%
Peter Edwards (9)	1,979,337	14.00%
Morris Goldfarb (10)	1,588,765	11.12%
Drawbridge Special Opportunities Fund LP (11)	1,000,000	7.20%
Adage Capital Partners, L.P.(12)	859,750	6.42%
Miguel Penella (13)	183,518	1.42%
Andrew S. Wilson (15)	33,768	*
Tyrone Brown (14)	29,289	*
Andor (Andy) M. Laszlo (14)	31,289	*
Scott Royster (14)	19,944	*
All directors and executive officers as a group (8 persons)	30,966,533	76.25%

*Less than 1%

Notes to Beneficial Ownership Table:

(1)	Beneficial ownership is determined in accordance with SEC rules. For the number of shares beneficially owned by those listed above, we rely on information confirmed by each beneficial owner. Except as indicated by footnote below, each person named reportedly has sole voting and investment powers with respect to the common stock beneficially owned by that person, subject to applicable community property and similar laws. Except as indicated by footnote below, each owner’s mailing address is c/o RLJ Entertainment, Inc., 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910.
(2)	On June 10, 2015, there were 12,882,275 shares of common stock outstanding. Common stock not outstanding but which underlies preferred stock and warrants exercisable as of, or within, 60 days after June 10, 2015, is deemed to be outstanding for the purpose of computing the percentage of the common stock beneficially owned by each named person or entity (and the directors and executive officers as a group), but is not deemed to be outstanding for any other purpose. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the record date.
(3)	The RLJ Companies, LLC is the sole manager and is the sole voting member of RLJ SPAC Acquisition, LLC. Robert L. Johnson is the sole manager and the sole voting member of The RLJ Companies, LLC (collectively RLJ). Mr. Johnson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Includes 2,666,491 shares of common stock, warrants exercisable at $12 per share to purchase 3,816,667 shares of common stock, warrants exercisable at $1.50 per share to purchase 4,500,000 shares of common stock and 15,000 shares of Series B-2 Convertible Preferred Stock with a conversion price of $1 per share into 15,000,000 shares of common stock. The mailing address for RLJ is 3 Bethesda Metro Center, Suite 1000, Bethesda, Maryland 20814.

(4)	Information presented regarding JH Evergreen Management, LLC (or JH Evergreen Management) is based solely on the Form 4/A filed on May 26, 2015, Schedule 13G/A filed on February 13, 2015 and Schedule 13G initially filed on October 15, 2012. The reporting persons include (i) JH Evergreen Management, a Delaware limited liability company; (ii) JH Partners Evergreen Fund, L.P., a Delaware limited partnership (or JH Evergreen); (iii) JH Investment Partners III, LP, A Delaware limited partnership (or JHIP III); (iv) JH Investment Partners GP Fund III, LLC, a Delaware limited liability company (or JHIP GP III); (v) Forrestal, LLC, a Delaware limited liability company (or Forrestal); and (vi) John C. Hansen. Includes 2,034,276 shares of common stock, warrants exercisable at $12 per share to purchase 134,114 shares of common stock, warrants exercisable at $1.50 per share to purchase 2,243,830 shares of common stock and 7,479.432 shares of Series B-1 Convertible Preferred Stock with a conversion price of $1 per share into 7,479,432 shares of common stock. The mailing address of JH Evergreen Management and the other affiliated filers is 451 Jackson Street, San Francisco, California 94111-1615. Mr. Hansen disclaimed beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(5)	Information presented regarding Wolverine Asset Management, LLC is based in part on the Schedule 13-D filed on June 1, 2015. The securities reported herein were purchased for the account of Wolverine Flagship Fund Trading Limited, a private investment fund managed by Wolverine Asset Management, LLC. The reporting persons include (i) Wolverine Asset Management, LLC, an Illinois limited liability company, (ii) Wolverine Holdings, L.P., an Illinois limited partnership, (iii) Wolverine Trading Partners, Inc., an Illinois corporation, (iv) Christopher L. Gust, and (v) Robert R. Bellick. The amount set forth as the beneficial ownership takes into account the Ownership Limitation (as defined below). Without such Ownership Limitation, Wolverine’s beneficial ownership would be 5,220,370, which includes warrants exercisable at $12 per share to purchase 20,370 shares of common stock, warrants exercisable at $1.50 per share to purchase 1,200,000 shares of common stock and 4,000 shares of Series A-1 Convertible Preferred Stock with a conversion price of $1 per share into 4,000,000 shares of common stock. The reporting persons are prohibited from converting any Series A-1 Convertible Preferred Stock or exercising certain warrants if as a result the reporting persons would beneficially own more than 9.99% of the outstanding Common Stock (the “Ownership Limitation”). The mailing address for Wolverine and the other affiliated filers is 175 West Jackson Blvd., Suites 200 and 340 Chicago, Illinois 60604.
(6)	Information presented regarding Sudbury Capital Fund, LP (or Sudbury) is based solely on the Schedule 13-D/A filed on May 27, 2015. The reporting persons include (i) Sudbury Capital Fund, LP, a Delaware limited partnership and pooled investment vehicle (or SCF); (ii) Sudbury Holdings, LLC a Delaware limited liability company (or SH); (iii) Sudbury Capital Management, LLC a Delaware limited liability company and the investment adviser (or SCM); (iv) Sudbury Capital GP, LP, a Delaware limited partnership and the general partner of the pooled investment vehicle (or SCGP) and (v) Dayton Judd, the Managing Member of SCM and Partner and Manager of SCGP (collectively the reporting persons). Includes 290,143 shares of common stock, warrants exercisable at $12 per share to purchase 381,292 shares of common stock, warrants exercisable at $1.50 per share to purchase 600,000 shares of common stock and 2,000 shares of Series A-2 Convertible Preferred Stock with a conversion price of $1 per share into 2,000,000 shares of common stock. The mailing address for Sudbury and the other affiliated filers is 878 S. Denton Tap Road, Suite 220, Coppell, TX 75019.
(7)	Includes 15,136 shares of common stock subject to restricted stock awards and deemed indirect ownership of 3,271,435 shares owned by Sudbury.
(8)	Information presented regarding Wexford Spectrum Investors LLC (or WSI) is based solely on the information provided in the Form 4 filed on January 8, 2015, Schedule 13G/A filed on January 16, 2015, Schedule 13G/A filed on February 14, 2014, Form 3 filed on February 25, 2013, Schedule 13G/A filed on February 11, 2013, and Schedule 13G initially filed on October 12, 2012. Wexford Capital LP (or Wexford Capital) may, by reason of its status as manager of WSI, be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Wexford GP LLC (or Wexford GP) may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Each of Charles E. Davidson (or Davidson) and Joseph M. Jacobs (or Jacobs) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the securities beneficially owned by WSI. Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by WSI and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in each member of WSI. Includes 1,453,523 shares of common stock and warrants exercisable at $12 per share to purchase 1,320,000 shares of common stock. The mailing address for WSI and the other affiliate filers is 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06830.

(9)	Includes 721,812 shares of common stock, of which 14,306 shares of common stock are subject to restricted stock awards, warrants exercisable at $12 per share to purchase 607,525 shares of the common stock, warrants exercisable at $1.50 per share to purchase 150,000 shares of common stock and 500 shares of Series B-2 Convertible Preferred Stock with a conversion price of $1 per share into 500,000 shares of common stock.
(10)	Includes 188,765 shares of common stock, of which 14,306 shares of common stock are subject to restricted stock awards, warrants exercisable at $12 per share to purchase 100,000 shares of common stock, warrants exercisable at $1.50 per share to purchase 300,000 shares of common stock and 1,000 shares of Series B-2 Convertible Preferred Stock with a conversion price of $1 per share into 1,000,000 shares of common stock.
(11)	Information presented regarding Drawbridge Special Opportunities Fund LP is based solely on the Schedule 13G filed on October 15, 2012 filed on behalf of (i) Drawbridge Special Opportunities Fund LP, a Delaware limited partnership, directly owns warrants to acquire shares of the Common stock as described herein; (ii) Drawbridge Special Opportunities GP LLC, a Delaware limited liability company, is the general partner of Drawbridge Special Opportunities Fund LP; (iii) Fortress Principal Investment Holdings IV LLC, a Delaware limited liability company, is the managing member of Drawbridge Special Opportunities GP LLC; (iv) Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company, is the investment manager of Drawbridge Special Opportunities Fund LP; (v) FIG LLC, a Delaware limited liability company, is the holder of all of the issued and outstanding interests of Drawbridge Special Opportunities Advisors LLC; (vi) Fortress Operating Entity I LP, a Delaware limited partnership, is the holder of all of the issued and outstanding interests of FIG LLC and Fortress Principal Investment Holdings IV LLC; (vii) FIG Corp., a Delaware corporation, is the general partner of Fortress Operating Entity I LP; and (viii) Fortress Investment Group LLC, a Delaware limited liability company, is the holder of all of the issued and outstanding shares of FIG Corp. Includes warrants exercisable at $12 per share to purchase 1,000,000 shares of common stock. The mailing address of Drawbridge Special Opportunities Fund LP and the other affiliated filers is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105, Attention: Chief Compliance Officer.
(12)	Information presented regarding Adage Capital Partners, L.P. is based solely on the Schedule 13G filed on February 17, 2015 filed on behalf of (i) Adage Capital Partners L.P., a Delaware limited partnership (or ACP) directly owns common stock; (ii) Adage Capital Partners GP, L.L.C., a Delaware limited liability company (or ACPGP), as general partner of ACP; (iii) Adage Capital Advisors, L.L.C., a Delaware limited liability company (or ACA), as managing member of ACPGP, general partner of ACP; (iv) Robert Atchinson, as managing member of ACA, managing member of ACPGP, general partner of ACP; and (v) Phillip Gross, as managing member of ACA, managing member of ACPGP, general partner of ACP. Includes warrants exercisable at $12 per share to purchase 500,000 shares of common stock. The mailing address for ACP and the other affiliated filers is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.
(13)	Includes 149,892 shares of common stock, of which 32,189 are subject to restricted stock awards, and warrants exercisable at $12 per share to purchase 33,626 shares of common stock.
(14)	Includes 14,306 shares of common stock subject to restricted stock awards.
(15)	Includes 14,657 shares of common stock subject to restricted stock awards.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Our policy on related-person transactions is included in our revised Code of Ethics and Business Conduct Policy, which has been reviewed and approved by the Board effective as of October 3, 2012.  Our policy states that each executive officer, director or nominee for director will disclose to the Audit Committee of the Board the following information regarding a related-person transaction for review, approval or ratification by the Audit Committee:  (i) the name of the related-person (as defined by Item 404(a) of Regulation S-K under the Securities Exchange Act), and if he or she is an immediate family member of an executive officer, director or nominee for director, the nature of such relationship; (ii) the related-person’s interest in the transaction; (iii) the approximate dollar value of the amount involved in the transaction; (iv) the approximate dollar value of the amount of the related-person’s interest in the transaction; and (v) in the case of indebtedness, the largest total amount of principal outstanding since the beginning of our last fiscal year, the amount of principal outstanding as of the latest practicable date, the amount of principal paid since the beginning of our last fiscal year, and the rate or amount of interest payable on the indebtedness.

The Audit Committee’s decision whether or not to approve or ratify the related-person transaction is made in light of its determination as to whether consummation of the transaction is believed by the Audit Committee to not be or have been contrary to our best interests.  The Audit Committee may take into account the effect of a director’s related-person transaction on such person’s status as an independent member of our Board and eligibility to serve on Board committees under SEC and stock exchange rules, as applicable.

On October 3, 2012, in connection with the consummation of the Business Combination, the Company, RLJ Acquisition, Inc., JH Partners Evergreen Fund, L.P. (or JH Evergreen), JH Investment Partners III, LP (or JHIP III), JH Investment Partners GP Fund III, LLC (or JHIP GP III, and collectively the JH Parties), Drawbridge Special Opportunities Fund, LP, Miguel Penella, certain shareholders of Acorn, Peter Edwards as the Acorn Representative, RLJ SPAC Acquisition, LLC, William S. Cohen, Morris Goldfarb, and, as amended to add Wexford Spectrum Investors LLC, entered into an amended and restated registration rights agreement (the Registration Rights Agreement), pursuant to which the Company has agreed to register certain of its securities held by the stockholders who are a party to the Registration Rights Agreement under the Securities Act of 1933, as amended (the Securities Act). Such stockholders are entitled under such agreement to make up to three demands, excluding short form registration demands, that the Company register certain of its securities held by them for sale under the Securities Act. In addition, such stockholders have the right to include their securities in other registration statements filed by the Company.

Upon consummation of the Business Combination, we issued unsecured subordinated promissory notes in the aggregate principal amount of $14.8 million to the selling preferred stockholders of Image, which included the JH Parties, and Messrs. Green, Avagliano and Hyde, who were former executive officers of the Company.  The unsecured subordinated notes bear interest at 12% per annum, of which 5.4% is payable in cash annually, and at our discretion the balance is either paid through the issuance of shares of our common stock valued at their then-current market price, or accrues and is added to principal, which is payable upon maturity. The subordinated notes mature on October 3, 2018 or six months after the latest stated maturity of the senior debt issued pursuant to the Credit Facility.  In May 2014, $1,805,000 interest was due on the promissory notes, of which $992,000 was added to principal and the balance was paid in cash. At December 31, 2014, our principal balance due pursuant to these notes was $16.0 million.

On May 20, 2015, we closed on the private issuance of 31,046 shares of preferred stock, initially convertible into 31,046,000 shares of our common stock and warrants to purchase 9,313,873 shares of our common stock, as described elsewhere in this prospectus (See “Description of Capital Stock and Warrants” below)..  As part of the private issuance, we issued 15,000 shares of Series B-2 Convertible Preferred Stock to RLJ SPAC Acquisition, LLC, which is held indirectly by Robert L. Johnson, our chairman, as well as 500 and 1,000 shares of Series B-2 Preferred Stock to Peter Edwards and Morris Goldfarb, respectively, each a director at the time of the investment.  Each of these investors was also issued warrants to purchase 30% of the shares of common stock issuable upon conversion of such investor’s shares of preferred stock.

The preferred stock and warrants were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, as set forth in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The RLJ Companies, LLC

On June 27, 2013, The RLJ Companies, LLC (whose sole manager and voting member is the Chairman of our board of directors) purchased from one of our vendors $3.5 million of contract obligations that we owed to the vendor.  These obligation were payable by us to the vendor through September 5, 2013.  Pursuant to the purchase, The RLJ Companies, LLC has become the account creditor with respect to these accounts, but the accounts were not otherwise modified, and the vendor continues to be the account creditor with respect to other outstanding accounts payable by us after September 5, 2013.  These purchased liabilities are included in accrued royalties and distribution fees in our consolidated balance sheets.

RLJ SPAC Acquisition, LLC

Mr. Robert L. Johnson through his company, RLJ SPAC Acquisition, LLC, entered into a plan to purchase up to $2.0 million market value of our outstanding common stock from time to time over a 24 month period that began on June 19, 2013 and expired on June 19, 2015. During 2014 and 2013, RLJ SPAC Acquisition LLC purchased 128,665 and 232,531 shares of common stock, respectively.  During the three months ended March 31, 2015, RLJ SPAC Acquisition LLP purchased 3,100 shares of common stock.

USE OF PROCEEDS

The common stock issuable upon conversion of the preferred stock and the exercise of the $1.50 warrants are being offered solely for the accounts of the selling holders.  We will not receive any proceeds from the sale of the common stock issuable upon conversion of the preferred stock.

We will receive the exercise price of the $1.50 warrants when and if the warrants are exercised.  We do not know whether any warrants will be exercised, or if any warrants are exercised, when they will be exercised. It is possible that the warrants may expire and never be exercised.

We intend to use any proceeds from the exercise of the $1.50 warrants for general corporate purposes.

DIVIDEND POLICY

The payment of cash dividends on the common stock will be dependent upon the revenues and earnings of RLJE, if any, capital requirements and general financial condition of RLJE. The payment of any dividends on the common stock will be within the discretion of the RLJE board at such time. The RLJE board does not anticipate declaring any dividends on the common stock in the foreseeable future. The payment of dividends on the common stock is further restricted by our senior loan agreement and the Preferred Stock.

SELLING HOLDERS

The following tables set forth certain information as of June 18, 2015 with respect to the selling holders, including:

(i)	the name of each selling holder;
(ii)	the number of shares of common stock (including shares of common stock issuable upon conversion of preferred stock and exercise of warrants ) beneficially owned by such selling holder prior to the offering;
(iii)	the maximum number of shares of common stock issuable upon conversion of the preferred stock and exercise of the warrants to be offered by such selling holder hereby; and
(iv)	the number of shares of common stock (including shares of common stock issuable upon conversion of preferred stock and exercise of warrants to be beneficially owned by such selling holder assuming all of the shares of such selling holder covered by this prospectus are distributed in the offering.

Because the selling holders or their transferees may offer all, a portion or none of the common stock issuable upon conversion of the preferred stock and exercise of the $1.50 warrants offered pursuant to this prospectus, no estimate can be given as to the amount of common stock that will be held by the selling holders upon termination of the offering. See “Plan of Distribution.”

We issued the preferred stock and $1.50 warrants to the selling holders in a private placement on May 20, 2015.

Unless set forth below, none of the selling holders selling in connection with the prospectus has held any position or office with, been employed by, or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus.

The common stock issuable upon conversion of the preferred stock and exercise of the $1.50 warrants offered by this prospectus may be offered from time to time by the selling holders named below or by any of their pledgees, donees, transferees or other successors in interest. The amounts set forth below are based upon information provided by the selling holders and are accurate to the best of our knowledge. It is possible, however, that the selling holders may acquire or dispose of additional warrants or shares of common stock from time to time after the date of this prospectus.

Selling Holder	Common Stock Owned Before the Offering (Assuming the Conversion of the Preferred Stock and the Exercise of the Warrants)(a)		Total Common Stock to be Sold (Assuming the Conversion of the Preferred Stock and the Exercise of the Warrants)	Common Stock Owned After the Offering (Assuming the Conversion of the Preferred Stock and the Exercise of the Warrants)	Percentage of Class After the Offering
Wolverine Flagship Fund Trading Limited	5,220,370	(b)	5,200,000	20,370	0.11%
Sudbury Capital Fund, LP	3,271,435	(c)	2,600,000	671,435	4.23%
JH Evergreen Management LLC	11,891,652	(d)	9,723,262	2,168,390	11.95%
John Avagliano	251,091	(e)	238,558	12,533	0.10%
Raymond Gagnon	30,160	(f)	29,819	341	0.00%
Producers Sales Organization	512,729	(g)	506,934	5,795	0.04%
Theodore S. Green	603,245	(h)	596,393	6,852	0.05%
Taylor Rettig	18,461	(i)	15,150	3,311	0.03%
RLJ SPAC Acquisition, LLC	25,983,158	(j)	19,500,000	6,483,158	17.91%
Peter Edwards	1,979,337	(k)	650,000	1,329,337	9.40%
Morris Goldfarb	1,588,765	(l)	1,300,000	288,765	2.02%

(a)	Based on the stock records of RLJ Entertainment, Inc. and information provided by the respective beneficial owners, unless otherwise indicated. Beneficial ownership is direct except as otherwise indicated by footnote. In accordance with Rule 13d-3 of the Exchange Act, a person is deemed to be the “beneficial owner” of a security if he or she has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days pursuant to options, warrants, rights, conversion privileges or similar obligations. Unless otherwise indicated, shares beneficially owned are held with sole voting and dispositive power.
(b)	Includes, 4,000,000 shares of common stock issuable upon the conversion of 4,000 shares of Series A-1 Convertible Preferred Stock, 20,370 shares of common stock issuable upon the exercise of $12 purchase warrants and 1,200,000 shares of common stock issuable upon the exercise of $1.50 purchase warrants.
(c)	Includes 290,143 shares of common stock, 2,000,000 shares of common stock issuable upon the conversion of 2,000 shares of Series A-2 Convertible Preferred Stock, 381,292 shares of common stock issuable upon the exercise of $12 purchase warrants and 600,000 shares of common stock issuable upon the exercise of $1.50 purchase warrants.
(d)	Includes (i) 1,528,097 shares of common stock, 5,618,282 shares of common stock issuable upon the conversion of 5,618.282 shares of Series B-1 Convertible Preferred Stock, 100,742 shares of common stock issuable upon the exercise of $12 purchase warrants and 1,685,485 shares of common stock issuable upon the exercise of $1.50 purchase warrants held by JH Partners Evergreen Fund, LP; (ii) 206,664 shares of common stock, 759,854 shares of common stock issuable upon the conversion of 759.854 shares of Series B-1 Convertible Preferred Stock, 13,625 shares of common stock issuable upon the exercise of $12 purchase warrants and 227,956 shares of common stock issuable upon the exercise of $1.50 purchase warrants held by JH Investment Partners III, LP; (iii) 94,949 shares of common stock, 349,175 shares of common stock issuable upon the conversion of 349.175 shares of Series B-1 Convertible Preferred Stock, 6,261 shares of common stock issuable upon the exercise of $12 purchase warrants and 104,753 shares of common stock issuable upon the exercise of $1.50 purchase warrants held by JH Investment Partners GP Fund III, LLC; and (iv) 204,566 shares of common stock, 752,121 shares of common stock issuable upon the conversion of 752.121 shares of Series B-1 Convertible Preferred Stock, 13,486 shares of common stock issuable upon the exercise of $12 purchase warrants and 225,636 shares of common stock issuable upon the exercise of $1.50 purchase warrants held by Forrestal, LLC.[1]

(e)	Includes 9,806 shares of common stock, 183,506 shares of common stock issuable upon the conversion of 183.506 shares of Series B-1 Convertible Preferred Stock, 2,727 shares of common stock issuable upon the exercise of $12 purchase warrants and 55,052 shares of common stock issuable upon the exercise of $1.50 purchase warrants.
(f)	Includes 22,938 shares of common stock issuable upon the conversion of 22.938 shares of Series B-1 Convertible Preferred Stock, 341 shares of common stock issuable upon the exercise of $12 purchase warrants and 6,881 shares of common stock issuable upon the exercise of $1.50 purchase warrants.
(g)	Includes 389,949 shares of common stock issuable upon the conversion of 389.949 shares of Series B-1 Convertible Preferred Stock, 5,795 shares of common stock issuable upon the exercise of $12 purchase warrants and 116,985 shares of common stock issuable upon the exercise of $1.50 purchase warrants.
(h)	Includes 34 shares of common stock, 458,764 shares of common stock issuable upon the conversion of 458.764 shares of Series B-1 Convertible Preferred Stock, 6,818 shares of common stock issuable upon the exercise of $12 purchase warrants and 137,629 shares of common stock issuable upon the exercise of $1.50 purchase warrants.
(i)	Includes 3,106 shares of common stock, 11,654 shares of common stock issuable upon the conversion of 11.645 shares of Series B-1 Convertible Preferred Stock, 205 shares of common stock issuable upon the exercise of $12 purchase warrants and 3,496 shares of common stock issuable upon the exercise of $1.50 purchase warrants.
(j)	Includes 2,666,491 shares of common stock, 15,000,000 shares of common stock issuable upon the conversion of 15,000 shares of Series B-2 Convertible Preferred Stock, 3,816,667 shares of common stock issuable upon the exercise of $12 purchase warrants and 4,500,000 shares of common stock issuable upon the exercise of $1.50 purchase warrants.
(k)	Includes 721,812 shares of common stock, 500,000 shares of common stock issuable upon the conversion of 500 shares of Series B-2 Convertible Preferred Stock, 607,525 shares of common stock issuable upon the exercise of $12 purchase warrants and 150,000 shares of common stock issuable upon the exercise of $1.50 purchase warrants.
(l)	Includes 188,765 shares of common stock, 1,000,000 shares of common stock issuable upon the conversion of 1,000 shares of Series B-2 Convertible Preferred Stock, 100,000 shares of common stock issuable upon the exercise of $12 purchase warrants and 300,000 shares of common stock issuable upon the exercise of $1.50 purchase warrants.

PLAN OF DISTRIBUTION

Shares of our common stock may be issued upon conversion of the preferred stock currently outstanding or the exercise of the $1.50 warrants currently outstanding in accordance with the terms described below under “Description of Capital Stock and Warrants.” No further fees, expenses or commissions are due to any agent or underwriter in connection with the conversion of the preferred stock or exercise of the warrants.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution or purchase by a broker or dealer, the amendment or supplement will disclose:

●	the name of the participating broker-dealer(s);

●	the number of shares involved;

●	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

●	that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

●	other facts material to the transaction.

In effecting sales, broker-dealers engaged by us may arrange for other broker-dealers to participate. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period beginning on the later of one business day prior to the determination of the offering price or such time that a person becomes a distribution participant, and ending upon such person’s completion of participation in the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Securities Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will bear the costs of registering the shares.

DESCRIPTION OF CAPITAL STOCK AND WARRANTS

The following is a summary description of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 250,000,000 shares of common stock and 1,000,000 shares of preferred stock, both having par value $0.001 per share. As of June 18, 2015 we had 12,882,275 shares of common stock outstanding and 31,046 shares of preferred stock outstanding.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, distributions and voting and, when issued and paid for, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, appraisal, preferential exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter. In the event of our liquidation, dissolution or winding up, each share of our common stock will be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Subject to our charter restrictions on the transfer and ownership of our stock and except as may be specified otherwise in the terms of any class or series of our common stock, each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors and holders of less than a majority of such shares will be unable to elect any director.

Convertible Preferred Stock

The Company issued 4,000 shares of Series A-1 Convertible Preferred Stock to Wolverine Flagship Fund Trading Limited, 2,000 shares of Series A-2 Convertible Preferred Stock to Sudbury Capital Fund, L.P., 8,546 shares of Series B-1 Convertible Preferred Stock to holders of the Company’s subordinated debt, 15,000 shares of Series B-2 Convertible Preferred Stock to RLJ SPAC Acquisition, LLC, 500 shares of Series B-2 Preferred Stock to Peter Edwards and 1,000 shares of Series B-2 Preferred Stock to Morris Goldfarb. In addition, the Company issued to each of these investors warrants to purchase at $1.50 per share a number of shares of the Company’s common stock (the “Common Stock”) equal to 30% of the shares of common stock issuable upon conversion of such investor’s shares of preferred stock.  The Company received a total of $31.0 million ($22.5 million in cash and $8.5 million in converted subordinated notes).  The proceeds received were used to make an accelerated principal payment of $10.0 million under the Company’s Credit Agreement and to pay fees and expense incurred of approximately $1.7 million, and approximately $10.8 million was made available for content investment and working capital needs.

Rights and Preferences of the Preferred Stock

The description below provides a summary of certain material terms of the Preferred Stock.

Dividends. Dividends of the Preferred Stock are cumulative and accrue from the date of initial issuance at a rate of 8.0% per annum. The first dividend payment date will be made on July 1, 2017 and subsequent dividends will be payable thereafter quarterly in arrears on the first day of each quarter and may be paid, at the Company’s discretion subject to certain conditions, in any combination of cash and shares of Common Stock. If the Company is unable to pay a dividend due the Company’s failure to meet certain equity conditions, the value of the dividend will accrue and be added to the stated value of the Preferred Stock.

Dividend Adjustment. Upon the occurrence of certain events (a “Triggering Event”), which include without limitation, failure to file a registration statement as required under the Purchase Agreement, suspension from trading or failure of the Common Stock to be traded or listed on certain markets or exchanges, and bankruptcy events, through such time the that the Triggering Event is cured, dividends on the Preferred Stock will accrue at a rate of 15% per annum.

Rank. Unless otherwise agreed to by the investors, all shares of capital stock of the Company, whether now existing or issued at a later date, shall be junior in rank to all shares of Preferred Stock with respect to the preferences as to dividends, distributions, and payments upon the liquidation, dissolution and winding up of the Company. Furthermore, the rights of all such shares of capital stock of the Company shall be subject to the rights, powers, preferences and privileges of the shares of Preferred Stock.

Optional Conversion. The Conversion Rate is determined by dividing (a) the stated value of each share of Preferred Stock plus all accrued dividends on such share (the “Conversion Amount”) by (b) the Conversion Price (the initial conversion price is $1.00 per share). If the Company has not obtained Shareholder Approval, then the Company may not issue, upon conversion of shares of Preferred Stock or exercise of the Warrants, a number of shares of Common Stock which, when aggregated with any other shares of Common Stock issued in connection with the conversion of shares of Preferred Stock and the exercise of any Warrants issued in pursuant to the Purchase Agreement, would exceed 2,577,865 shares of Common Stock, which is 19.99% of the shares of Common Stock outstanding on the trading day immediately preceding the date of the Purchase Agreement.

Mandatory Conversion or Redemption at the Maturity Date. On the Maturity Date (as defined below), unless the Company fails to meet certain equity conditions, the Company, at its option, will either (a) require each holder of shares of Preferred Stock to convert all such shares into Common Stock at a conversion price equal to the lower of the Conversion Price then in effect and 85% of the five-day average of the volume-weighted average price for the preceding five (5) trading days; or (b) redeem all of the shares of Preferred Stock at a purchase price equal to the Conversion Amount.

Voting. Other than in connection with certain actions that require the approval of the holders of Preferred Stock, such as the creation or issuance of a series of stock with equal or greater rights than the Preferred Stock, an increase or decrease in the authorized number of shares of Preferred Stock, payment of dividends or distributions on any shares of capital stock of the Company junior in rank to the Preferred Stock, the holders of Preferred Stock shall have no voting rights except as required by law, including without limitation, the Nevada Revised Statutes.

Change of Control Redemption Right. Upon the consummation of certain transactions that result in a change of control of the Company, holders of shares of Preferred Stock may elect to have the Company redeem all or any portion of such holder’s shares of Preferred Stock at a premium. Change of control redemptions have priority over payments to all other shareholders of the Company in connection with such change of control.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company (a “Liquidation Event”), holders of shares of Preferred Stock are entitled receive cash out of the assets in an amount per share of Preferred Stock equal to the greater of (a) the liquidation amount plus any accrued and unpaid dividends on the date of the payment and (b) the amount per share such shareholder would receive if it converted its shares of Preferred Stock into shares of Common Stock immediately prior to the date of the payment. Any such distribution shall be paid prior to any amount being paid to holders of any shares of capital stock that are junior to the Preferred Stock.

Series A Board Representation. Upon the issuance of the Preferred Stock, the board will be increased by two directors to eleven directors and holders of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock will each designate one individual to serve on the board. In addition, if outstanding shares of Series A-1 Preferred Stock represent at least 15% of the outstanding capital stock of the Company, the holder of the Series A-1 Preferred Stock will have the right to designate one additional member of the board. Within six months after the issuance of the Preferred Stock, the board will be reduced to seven members.

Anti-dilution. Subject to certain exceptions applicable only to Preferred Stock held by directors, officers and their affiliates, if the Company sells any shares of Common Stock for consideration per share less than the Conversion Price in effect immediately prior to such issuance or sale, then immediately after such issuance or sale, the Conversion Price will be reduced to such sale price.

Maturity Date. The Maturity Date is five years after the date that the Preferred Stock is issued; provided, however, the Maturity Date may be extended at the option of each holder of shares of Preferred Stock (a) if a Triggering Event occurs and is continuing or (b) through the date that is twenty business days after the Company consummates certain business combinations.

Financial Covenants. So long as Series A Preferred Stock remains outstanding, the Company, subject to certain exceptions, is required not to incur new indebtedness for borrowed money and is required to comply with certain financial covenants set forth in the Company’s senior credit agreement.

Warrants at $1.50 per share

The Warrants are exercisable for a five year term from the date of issuance at an exercise price of $1.50 per share. Subject to certain exceptions applicable only to Warrants held by directors, officers and their affiliates, if the Company sells any shares of Common Stock for consideration per share less than the exercise price in effect immediately prior to such issuance or sale, then immediately after such issuance or sale, the exercise price shall be reduced to such sale price. Upon the occurrence of certain business combinations, either (a) the Warrants will be converted into the right to acquire shares of stock or other securities or property of the successor entity or (b) the holder of a Warrant can elect to require the Company purchase the Warrant for the value of the unexercised portion of the Warrant.

Power to Reclassify Unissued Shares of Our Capital Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Before issuance of shares of each class or series, the board of directors is required by Maryland law and by our charter to set, subject to our charter restrictions on the transfer and ownership of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Power to Issue Additional Shares of Common Stock and Preferred Stock

Our board of directors has the power to amend our charter without stockholder approval to increase the total number of authorized shares of our stock or any class or series of our stock, to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock. The additional classes or series, as well as our common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Registration Rights – May 20, 2015

The Company entered into a registration rights agreement with the investors on May 20, 2015 that requires, among other things and subject to certain exceptions, the Company to register the Common Stock issuable upon conversion of the Preferred Stock or exercise of the Warrants within thirty days of the date of the registration rights agreement.  Subsequently, the investors agreed to extend the registration deadline July 10, 2015.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is Computershare Trust Company, N.A.

LEGAL MATTERS

Arent Fox LLP will pass upon the validity of the shares of common stock being offered hereby.

EXPERTS

The consolidated financial statements of RLJ Entertainment, Inc. as of December 31, 2014 and for the year then ended have been included in this registration statement and prospectus in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2013 and for the year then ended that are included  in this registration statement have been included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to this offering. This prospectus constitutes only part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits and its schedules. For further information with respect to us and our securities, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also make available free of charge through our website at www.rljentertainment.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they are filed electronically with the SEC. You may read and copy any reports, statements or other information that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may request copies of these documents, upon payment of a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the SEC internet site at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

RLJ ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

March 31, 2015 (unaudited) and December 31, 2014

(In thousands, except share data)	March 31,	December 31,
	2015	2014
ASSETS
Cash	$3,128	$6,662
Accounts receivable, net	12,091	17,389
Inventories	12,008	13,029
Investments in content, net	64,912	67,525
Prepaid expenses and other assets	3,287	2,633
Property, equipment and improvements, net	2,205	2,372
Equity investment in affiliates	21,447	22,281
Other intangible assets	14,399	15,272
Goodwill	44,891	44,891
Total assets	$178,368	$192,054
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	$22,865	$24,582
Accrued royalties and distribution fees	43,344	42,493
Deferred revenue	3,708	5,006
Debt, net of discount	80,693	80,913
Deferred tax liability	2,002	2,002
Stock warrant liability	104	601
Total liabilities	152,716	155,597
Equity:
Common stock, $0.001 par value, 250,000,000 shares authorized, 13,724,756 shares issued at March 31, 2015 and December 31, 2014, and 12,895,772 shares and 13,335,258 shares outstanding at March 31, 2015 and December 31, 2014, respectively	14	14
Additional paid-in capital	87,900	87,706
Accumulated deficit	(61,164)	(50,534)
Accumulated other comprehensive loss	(1,098)	(729)
Treasury shares, at cost, 828,984 shares at March 31, 2015 and 389,498 shares at December 31, 2014	—	—
Total equity	25,652	36,457
Total liabilities and equity	$178,368	$192,054

See accompanying notes to consolidated financial statements.

RLJ ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

For the Three Months Ended March 31, 2015 and 2014

	Three Months Ended March 31,
(In thousands, except per share data)	2015	2014

Revenues	$26,116	$30,272
Cost of Sales
Content amortization and royalties	11,887	14,173
Manufacturing and fulfillment	8,330	10,031
Total cost of sales	20,217	24,204
Gross profit	5,899	6,068

Selling expenses	6,559	5,773
General and administrative expenses	5,515	5,145
Depreciation and amortization	1,165	1,523
Total operating expenses	13,239	12,441
LOSS FROM OPERATIONS	(7,340)	(6,373)

Equity earnings of affiliates	250	305
Interest expense, net	(2,943)	(2,018)
Change in fair value of stock warrants	497	(1,800)
Other income (expense)	(776)	123
LOSS BEFORE PROVISION FOR INCOME TAXES	(10,312)	(9,763)
Provision for income taxes	(318)	(308)
NET LOSS	$(10,630)	$(10,071)

Net loss per common share:
Basic and diluted	$(0.84)	$(0.81)

Weighted average shares outstanding:
Basic and diluted	12,680	12,454

See accompanying notes to consolidated financial statements.

RLJ ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)

For the Three Months Ended March 31, 2015 and 2014

	For The Three Months Ended March 31,
(In thousands)	2015	2014

Net loss	$(10,630)	$(10,071)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	(369)	109
Total comprehensive loss	$(10,999)	$(9,962)

See accompanying notes to consolidated financial statements.

RLJ ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)

For the Three Months Ended March 31, 2015 and 2014

	Common Stock					Treasury Stock
(In thousands)	Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Shares	At Cost	Total Equity
Balance at January 1, 2015	13,335	$14	$87,706	$(50,534)	$(729)	390	$—	$36,457
Stock-based compensation	—	—	194	—	—	—	—	194
Forfeiture of restricted common stock	(2)	—	—	—	—	2	—	—
Forfeiture of founder shares	(437)	—	—	—	—	437	—	—
Foreign currency translation	—	—	—	—	(369)	—	—	(369)
Net loss	—	—	—	(10,630)	—	—	—	(10,630)
Balance at March 31, 2015	12,896	$14	$87,900	$(61,164)	$(1,098)	829	$—	$25,652

	Common Stock
(In thousands)	Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Equity
Balance at January 1, 2014	13,701	$13	$86,938	$(29,334)	$310	$57,927
Issuance of restricted common stock for services	90	—	—	—	—	—
Forfeiture of restricted common stock	(66)	—	—	—	—	—
Stock-based compensation	—	—	35	—	—	35
Foreign currency translation	—	—	—	—	109	109
Net loss	—	—	—	(10,071)	—	(10,071)
Balance at March 31, 2014	13,725	$13	$86,973	$(39,405)	$419	$48,000

See accompanying notes to consolidated financial statements.

RLJ ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

For the Three Months Ended March 31, 2015 and 2014

(In thousands)	Three Months Ended March 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,630)	$(10,071)
Adjustments to reconcile net loss to net cash:
Equity earnings in affiliates	(250)	(305)
Content amortization and royalties	11,887	14,173
Depreciation and amortization	1,165	1, 523
Foreign currency exchange (gain) loss	841	(156)
Fair value adjustment of stock warrant liability	(497)	1,800
Non-cash interest expense	500	441
Stock-based compensation expense	194	35
Changes in assets and liabilities:
Accounts receivable, net	5,106	9,663
Inventories	958	576
Investments in content, net	(8,796)	(16,490)
Prepaid expenses and other assets	(767)	(922)
Accounts payable and accrued liabilities	(1,614)	(7,437)
Deferred revenue	(1,195)	(822)
Net cash used in operating activities	(3,098)	(7,992)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(69)	(812)
Dividends received from affiliate	—	1,054
Net cash provided by (used in) investing activities	(69)	242
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from production loan	—	9,032
Repayment of senior debt	(613)	(4,000)
Net cash provided by (used in) financing activities	(613)	5,032
Effect of exchange rate changes on cash	246	16
NET DECREASE IN CASH:	(3,534)	(2,702)
Cash at beginning of year	6,662	7,674
Cash at end of year	$3,128	$4,972
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$1,945	$1,402
Income taxes	$12	$23
Non-cash investing activities:
Capital expenditures accrued for in accounts payable and accrued liabilities	$75	$—

See accompanying notes to consolidated financial statements.

RLJ ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1.	DESCRIPTION OF BUSINESS

Description of Business and Basis of Presentation

RLJ Entertainment, Inc. (or RLJE) is a global entertainment company with a direct presence in North America, the United Kingdom (or U.K.) and Australia and sublicense and distribution relationships covering Europe, Asia and Latin America.  RLJE was incorporated in Nevada in April 2012. On October 3, 2012, we completed the business combination of RLJE, Image Entertainment, Inc. (or Image) and Acorn Media Group, Inc. (or Acorn Media), which is referred to herein as the “Business Combination.”  Acorn Media includes its subsidiaries RLJE International Ltd (or RLJE U.K.), RLJ Entertainment Australia Pty Ltd. (or RLJE Australia) and RLJ Entertainment Ltd (or RLJE Ltd.).  In February 2012, Acorn Media acquired a 64% ownership of Agatha Christie Limited (or ACL).  References to Image include its wholly-owned subsidiary Image/Madacy Home Entertainment, LLC.  “We,” “our” or “us” refers to RLJE and its subsidiaries unless otherwise noted.  Our principal executive offices are located in Silver Spring, Maryland, with additional locations in Woodland Hills, California, and Stillwater, Minnesota, and international locations in London, England and Sydney, Australia.

We acquire content rights in various categories including, British mysteries and dramas, urban programming, and full-length independent motion pictures.  We acquire this content in two ways:

▪	Through long-term exclusive licensing agreements where we secure multiple rights to third-party programs, and;

▪	Through development, production, and ownership of original drama television programming through our wholly-owned subsidiary, RLJE Ltd., and our majority-owned subsidiary, ACL, as well as fitness programs through our Acacia brand.

We exploit our products through a multi-channel strategy encompassing (1) the licensing of original drama and mystery content managed and developed through our wholly-owned subsidiary, RLJE Ltd., and our majority-owned subsidiary, ACL, (IP Licensing segment); (2) wholesale exploitation through partners covering broadcast/cable, digital, online, and brick and mortar outlets (Wholesale segment); and (3) direct relations with consumers via proprietary e-commerce, catalog, and subscription-based video on demand (or SVOD) channels (Direct-to-Consumer segment).

Our wholesale partners are broadcasters, digital outlets and major retailers in the United States of America (or U.S.), Canada, U.K. and Australia, including, among others, Amazon, Netflix, Walmart, Target, Costco, Barnes & Noble, iTunes, BET, Showtime, PBS, DirecTV, and Hulu.

Our Direct-to-Consumer segment includes the sale of video content and complementary merchandise directly to consumers through proprietary e-commerce websites, and catalogs and the continued roll-out of our proprietary subscription-based SVOD channels, such as Acorn TV, Acacia TV and UMC (Urban Movie Channel).

RLJE’s management views the operations of the Company based on these three distinctive reporting segments: (1) Intellectual Property (or IP) Licensing; (2) Wholesale; and (3) Direct-to-Consumer.  Operations and net assets that are not associated with any of these stated segments are reported as “Corporate” when disclosing and discussing segment information.  The IP Licensing segment includes intellectual property rights that we own or create and then sublicense for exploitation worldwide.  Our Wholesale and Direct-to-Consumer segments consist of the acquisition, content enhancement and worldwide exploitation of exclusive content in various formats, including broadcast (including cable and satellite), DVD, Blu-ray, digital, video-on-demand (or VOD), SVOD, downloading and sublicensing.  The Wholesale segment exploits content through third-party vendors, while the Direct-to-Consumer segment exploits the same content and complementary merchandise directly to consumers through our proprietary e-commerce websites, mail-order catalogs and digitally streaming channels.

Basis of Presentation

Unaudited Interim Financial Statements

The financial information presented in the accompanying unaudited interim consolidated financial statements as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 has been prepared in accordance with accounting principles generally accepted in the United States (or U.S. GAAP) and with the Securities and Exchange Commission’s (or SEC) instructions for interim financial reporting instructions for the Form 10-Q (or Form 10-Q) and Article 10 of Regulation S-X of the SEC. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete audited financial statements.

In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.  Due to the seasonal nature of our business, with a disproportionate amount of sales occurring in the fourth quarter and other factors, including our content release schedule, interim results are not necessarily indicative of the results that may be expected for the entire fiscal year.  The accompanying unaudited financial information should, therefore, be read in conjunction with the consolidated financial statements and the notes thereto in our Annual Report on Form 10-K filed on May 8, 2015 (or the 2014 Form 10-K).  Note 2, Summary of Significant Accounting Policies of our audited consolidated financial statements included in our 2014 Form 10-K contains a summary of our significant accounting policies.  As of March 31, 2015, no material changes to our significant accounting policies disclosed in our 2014 Form 10-K have been made.

Accounting and Reporting Pronouncements Adopted

On April 7, 2015 the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-3, Interest – Imputation of Interest (the Update).  The Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  The amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  We will be adopting this Update beginning January 1, 2016 by applying the new guidance on a retroactive period basis.  As of March 31, 2015 and December 31, 2014, we have unamortized debt issuance costs of $1.1 million and $1.2 million, respectively, that is currently recorded within prepaid expenses and other assets.

Reclassifications and Adjustment

Certain amounts reported previously in our consolidated financial statements have been reclassified or adjusted to be comparable with the classifications used for our 2015 consolidated financial statements.  We are now reporting our cost of sales in two components, which are (a) content amortization and royalties, and (b) manufacturing and fulfillment.  We are now reporting the change in the fair value of our stock warrants as a separate line item within our statement of operations. We are now reporting amortization of deferred financing costs as interest expense.  Previously, we were reporting amortization of deferred financing costs as general and administrative expenses.

Principles of Consolidation

The operations of ACL are entirely managed by RLJE, subject to oversight by ACL’s Board of Directors. The investment in ACL is accounted for using the equity method of accounting given the voting control of the Board of Directors by the minority shareholder. We have included our share of ACL’s operating results, using the equity method of accounting, in our consolidated financial statements.

Our consolidated financial statements include the accounts of all majority-owned subsidiary companies, except for ACL. Investment in ACL is carried as a separate asset on the Consolidated Balance Sheet at cost adjusted for our share of the equity in undistributed earnings. Except for dividends and changes in ownership interest, changes in equity in undistributed earnings of ACL are separately reported in the Consolidated Statements of Operations. All intercompany transactions and balances have been eliminated.

Liquidity

For the three months ended March 31, 2015 and 2014, we recognized a net loss of $10.6 million and $10.1 million, respectively.  During the three months ended March 31, 2015 we had a net decrease in cash of $3.5 million of which $3.1 million was from cash used in operating activities.  At March 31, 2015, our cash balance was $3.1 million.  At March 31, 2015, we had $80.7 million of term debt outstanding (see Note 7, Debt).  We continue to experience liquidity constraints and we are dependent upon growth in sales and margins to meet our liquidity needs and our debt covenants for the next twelve months.  There can be no assurances that we will be successful in realizing this growth or meeting our future covenant requirements within our Credit Agreement.  To address our liquidity risk we completed, subsequent to March 31, 2015, a $31.0 million capital restructuring transaction (see Note 14, Subsequent Events) that addressed two fundamental areas: (a) deleveraging the balance sheet and (b) providing new working capital.  As part of the capital restructure, we amended our Credit Agreement and other notes payable by (i) reducing our minimum cash requirement by $2.5 million, thus making this cash available for operational needs, (ii) increasing the amount of cushion on our covenants to provide additional headroom and (iii) amending our unsecured subordinated seller notes to convert 50% or $8.5 million of the outstanding principal and accrued interest into preferred stock and reduce the applicable interest rate from 12.0% to 1.5% on the remaining balance for the next two years.  The capital restructure improved our liquidity by selling shares of preferred stock for a total of $31.0 million ($22.5 million in cash and $8.5 million in converted subordinated notes).  The proceeds received were used to make an accelerated principal payment of $10.0 million under our Credit Agreement, pay fees and expense incurred of approximately $1.6 million, and approximately $10.9 million is available for content investment and working capital needs.  By reducing our debt balances and the applicable interest rate on the unsecured subordinated seller notes for two years, our future, annual cash interest expense has been reduced by approximately $2.0 million.  We believe that our current financial position combined with our forecasted operational results will be sufficient to meet our commitments.

NOTE 2.	SEGMENT INFORMATION

In accordance with the requirements of the ASC 280 “Segment Reporting,” selected financial information regarding our reportable business segments, IP Licensing, Wholesale, and Direct-to-Consumer, is presented below.  Our reportable segments are determined based on the distinct nature of their operations, and each segment is a strategic business unit that is managed separately and either exploits our content over a different customer base or acquires content differently.  Our IP Licensing segment includes intellectual property (or content) owned or created by us, other than certain fitness related content, that is licensed for exploitation worldwide. The IP Licensing segment also includes our investment in ACL. Our Wholesale segment consists of the acquisition, enhancement and worldwide exploitation of exclusive content in various formats, including DVD, Blu-ray, digital, broadcast (including cable and satellite), VOD, streaming video, downloading and sublicensing. Our Direct-to-Consumer segment consists of our mail-order catalog and e-commerce businesses and our proprietary digital streaming channels.

Management currently evaluates segment performance based primarily on revenue, and operating income (loss), including earnings from ACL. Operating costs and expenses allocated below to Corporate include only those expenses incurred by us at the parent corporate level, which are not allocated to our reporting segments, and include costs associated with RLJE’s corporate functions such as finance and accounting, human resources, legal and information technology departments.  Interest expense, change in the fair value of stock warrants, other income (expense) and benefit (provision) for income tax are evaluated by management on a consolidated basis and are not allocated to our reportable segments.  The following tables summarize the segment contribution for the three-month periods ended March 31, 2015 and 2014:

(In thousands)	Three Months Ended March 31, 2015
	IP Licensing	Wholesale	Direct-to- Consumer	Corporate	Total

Revenue	$458	$17,987	$7,671	$—	$26,116
Operating costs and expenses	(487)	(19,502)	(9,275)	(3,027)	(32,291)
Depreciation and amortization	(29)	(368)	(670)	(98)	(1,165)
Share in ACL earnings	250	—	—	—	250
Segment contribution	$192	$(1,883)	$(2,274)	$(3,125)	$(7,090)

(In thousands)	Three Months Ended March 31, 2014
	IP Licensing	Wholesale	Direct-to- Consumer	Corporate	Total

Revenue	$13	$21,350	$8,909	$—	$30,272
Operating costs and expenses	(183)	(22,936)	(9,376)	(2,627)	(35,122)
Depreciation and amortization	(25)	(665)	(790)	(43)	(1,523)
Share in ACL earnings	305	—	—	—	305
Segment contribution	$110	$(2,251)	$(1,257)	$(2,670)	$(6,068)

Included in our Wholesale segment contribution for the year three months ended March 31, 2014 is a loss of $3.1 million incurred during the sell-off period under a terminated feature film content output deal.

A reconciliation of total segment contribution to income (loss) before provision for income taxes is as follows:

(In thousands)	Three Months Ended March 31,
	2015	2014

Total segment loss	$(7,090)	$(6,068)
Interest expense, net	(2,943)	(2,018)
Change in fair value of stock warrants	497	(1,800)
Other expense	(776)	123
Loss before provision for income taxes	$(10,312)	$(9,763)

Total assets for each segment primarily include accounts receivable, inventory, and investments in content. The Corporate segment primarily includes assets not fully allocated to any other segments including consolidated cash accounts, certain prepaid assets and fixed assets used across all segments.

Total assets by segment are as follows:

(In thousands)	March 31,	December 31,
	2015	2014

IP Licensing	$24,820	$30,197
Wholesale	140,141	140,935
Direct-to-Consumer	9,009	12,049
Corporate	4,398	8,873
	$178,368	$192,054

NOTE 3.	EQUITY EARNINGS IN AFFILIATE

In February 2012, Acorn Media acquired a 64% interest in ACL for total purchase consideration of £13.7 million or approximately $21.9 million excluding direct transaction costs.  The acquisition gave Acorn Media a majority ownership of ACL’s extensive works including more than 80 novels and short story collections, 19 plays, and a film library of over 100 made-for-television films.

We account for our investment in ACL using the equity method of accounting because (1) Acorn Media is only entitled to appoint one-half of ACL’s board members and (2) in the event the board is deadlocked, the chairman of the board, who is appointed by the directors elected by the minority shareholders, casts a deciding vote.

As of the Business Combination, our 64% share of the difference between ACL’s fair value and the amount of underlying equity in ACL’s net assets was approximately $18.7 million.  This basis difference is primarily attributable to the fair value of ACL’s copyrights, which expire in 2046, and is being amortized through 2046 using the straight-line method.  Basis difference amortization is recorded against our share of ACL’s net income in our consolidated statements of operations, however this amortization is not included within ACL’s financial statements.

The following summarized financial information is derived from the unaudited financial statements of ACL:

(In thousands)	Three Months Ended March 31,
	2015	2014

Revenues	$2,088	$2,413
Film cost amortization	(517)	(645)
General, administrative and other expenses	(792)	(863)
Income from operations	779	905
Net income	$602	$707

ACL's functional currency is the British Pound Sterling (GBP). Amounts have been translated from GBP to U.S. Dollar using the average exchange rate for the periods presented.  The above operating results of ACL do not include basis difference amortization resulting from the Business Combination.

NOTE 4.	ACCOUNTS RECEIVABLE

Accounts receivable are primarily derived from:  (1) the sale of physical content (DVDs) to retailers and wholesale distributors who ship to mass retail, (2) direct-to-consumer, e-commerce, catalog and download-to-own sales and (3) video content we license to broadcast, cable/satellite providers and digital subscription platforms like Netflix and Amazon.  Our accounts receivable typically trends with retail seasonality.

(In thousands)	March 31, 2015	December 31, 2014

Wholesale	$15,470	$23,922
IP Licensing	—	608
Direct-to-Consumer	818	762
Accounts receivable before allowances and reserves	16,288	25,292
Less: reserve for returns	(4,165)	(7,870)
Less: allowance for doubtful accounts	(32)	(33)
Accounts receivable, net	$12,091	$17,389

Wholesale receivables are primarily billed and collected by our U.S. distribution facilitation partner.  Each month, our distribution partner preliminarily settles our wholesale receivables assuming a timing lag on collections and an average-return rate.  When actual returns differ from the amounts previously assumed, adjustments are made that give rise to payables and receivables between us and our distribution partners.  Amounts vary and tend to be seasonal following our sales activity.  As of March 31, 2015 and December 31, 2014, we owed our distribution partners $3.1 million for receivables settled as of period-end.

The wholesale receivables are reported net of amounts we owe to our distribution partner as these amounts are offset against each other when settling receivables in accordance with the contract.  As of March 15, 2015, the amount we owed our distribution partner was $1.3 million more than our receivables with them, and as such this net amount is included in accounts payable and accrued liabilities.  As of December 31, 2014, the net wholesale receivables with our distribution partner were $6.6 million, which is included in accounts receivable.

Our Direct-to-Consumer receivable represents amounts due to us from our merchant bank related to our credit card transactions processed as of period end.

NOTE 5.	INVENTORIES

Inventories are summarized as follows:

(In thousands)	March 31, 2015	December 31, 2014

Packaged discs	$8,738	$9,580
Packaging materials	1,234	1,309
Other merchandise (1)	2,036	2,140
Inventories, net	$12,008	$13,029

(1)	Other merchandise primarily consists of gifts, jewelry, and home accents purchased from third parties.

During the three months ended March 31, 2015 and 2014, we reduced our inventories by $715,000 and $670,000, respectively, associated with adjustments for lower of cost or market valuation, shrinkage, and excess and obsolescence.  These charges are included in cost of sales as manufacturing and fulfillment cost.

NOTE 6.	INVESTMENTS IN CONTENT

Investments in content are as follows:

(In thousands)	March 31, 2015	December 31, 2014

Released	$59,777	$57,766
Completed, not released	3,865	7,205
In-production	1,270	2,554
Investments in content, net	$64,912	$67,525

Investments in content are stated at the lower of unamortized cost or estimated fair value. The valuation of investments in content is reviewed on a title-by-title basis when an event or change in circumstances indicates that the fair value of content is less than its unamortized cost.  For the three months ended March 31, 2015 and 2014, impairment charges were $533,000 and $1.1 million, respectively, and are included in the cost of sales as content amortization and royalties cost.

In determining the fair value of content (Note 10, Fair Value Measurements) for impairments, we employ a discounted cash flows (DCF) methodology. Key inputs employed in the DCF methodology include estimates of ultimate revenue and costs as well as a discount rate. The discount rate utilized in the DCF analysis is based on a market participant's weighted average cost of capital plus a risk premium representing the risk associated with producing a particular type of content.

NOTE 7.	DEBT

Debt consists of the following:

(In thousands)	Maturity Date	Interest Rate	March 31, 2015	December 31, 2014

Senior term notes	September 11, 2019	LIBOR + 9.9% - 10.64%	$68,775	$69,388
Less: debt discount			(4,116)	(4,509)
Total senior term notes, net of discount			64,659	64,879

Subordinated notes payable to prior Image shareholders	October 3, 2018	12%	16,034	16,034

Debt			$80,693	$80,913

Future minimum principal payments as of March 31, 2015 are as follows:

(In thousands)
	Senior Notes	Subordinated Notes	Total

2015	$1,837	$—	$1,837
2016	2,975	—	2,975
2017	4,375	—	4,375
2018	59,588	16,034	75,622
	$68,775	$16,034	$84,809

The subordinated notes mature in 2018 and the senior notes mature in 2019; however, if we do not subsequently extend the subordinated debt maturity, then the new senior notes’ maturity would accelerate in conjunction with the repayment of the subordinated notes in 2018.  The above table reflects the assumption that no extension of the subordinated notes occurs.  The senior notes’ minimum principal payments in 2018 would be $5.3 million if the senior notes’ maturity is not accelerated.

The above payments do not take into consideration the amendments and additional accelerated payments made subsequent to March 31, 2015 (see Note 14, Subsequent Events).

Credit Agreement

Subsequent to March 31, 2015, we amended our Credit Agreement (as defined below) and made a $10.0 million prepayment.  The amended terms and prepayment are described in our subsequent events footnote (See Note 14, Subsequent Events).

On September 11, 2014, we entered into a $70.0 million Credit and Guaranty Agreement (the “Credit Agreement”) with a syndicate of lenders led by McLarty Capital Partners, as administrative agent. The Credit Agreement consists of a term loan totaling $70.0 million with a maturity of five years, at an interest rate equal to (a) LIBOR plus 10.64% for so long as the unpaid principal amount of the Credit Agreement is greater than $65.0 million, and (b) LIBOR plus 9.9% thereafter.  LIBOR has a floor of 0.25%.  Principal payment obligations as a percentage of the amount initially borrowed are 3.5% per annum paid quarterly for the first two years, 5.0% for the third year and 7.5% for the remaining term with any unpaid principal balance due at maturity.  The obligations under the Credit Agreement are secured by a lien on substantially all of our consolidated assets pursuant to the Pledge and Security Agreement, dated as of September 11, 2014.

Under the Credit Agreement, interest and principal is payable quarterly with principal payments beginning on December 31, 2014. Beginning in 2016, we are obligated to make certain accelerated principal payments annually which are contingent upon: (1) the occurrence of consolidated excess cash flows, as defined in the Credit Agreement, and (2) only to the extent at which such excess cash flows are above our minimum cash threshold of $12.0 million.  We are permitted to make additional voluntary principal payments under the Credit Agreement, but prepayments are subject to an applicable prepayment premium of:  (a) 5% if prepaid during the first year, (b) 3% if prepaid during the second year, and (c) 1.5% if prepaid during the third year.  The first $5.0 million of voluntary prepayment is not subject to any prepayment premium.

The Credit Agreement contains certain financial and non-financial covenants beginning on December 31, 2014.  Financial covenants are assessed quarterly and are based on Adjusted EBITDA, as defined in the Credit Agreement.  Financial covenants vary each quarter and generally become more restrictive over time.

Financial covenants include the following:

	December 31, 2014	2015	2016	Thereafter
Leverage Ratios:
Senior debt-to-Adjusted EBITDA	4.64 : 1.00	Ranges from 4.87 : 1.00 to 4.03 : 1.00	Ranges from 3.86 : 1:00 to 2:67 : 1.00	2.67 : 1.00
Total debt-to-Adjusted EBITDA	5.71 : 1.00	Ranges from 6.09 : 1.00 to 5.06 : 1.00	Ranges from 4.82 : 1:00 to 3.44 : 1.00	3.44 : 1.00
Fixed charge coverage ratio	1.10 : 1.00	Ranges from 1.07 : 1.00 to 1.20 : 1.00	Ranges from 1.24 : 1.00 to 1.59 : 1.00	1.59 : 1.00

We are also obligated to maintain a minimum valuation ratio computed on the outstanding principal balance of our senior debt compared to the sum of our valuations of our content library and our investment in ACL.  To the extent the valuation ratio exceeds the allowed threshold, we are obligated to make an additional principal payment such that the threshold would not be exceeded after giving effect of this payment.  The valuation threshold is 83% as long as the unpaid principal balance exceeds $65.0 million and 75% thereafter.

The Credit Agreement contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross defaults to certain other contracts (including, for example, business arrangements with our U.S. distribution facilitation partner and other material contracts) and indebtedness and events constituting a change of control or a material adverse effect in any of our results of operations or conditions (financial or otherwise).  The occurrence of an event of default will increase the applicable rate of interest and could result in the acceleration of our obligations under the Credit Agreement.

The Credit Agreement imposes restrictions on such items as encumbrances and liens, payments of dividends, other indebtedness, stock repurchases, capital expenditures and entering into new lease obligations.  Additional covenants restrict our ability to make certain investments, such as loans and equity investments, or investments in content that are not in the ordinary course of business.  Pursuant to the new Credit Agreement, we must maintain at all times a cash balance of $3.5 million.  As of March 31, 2015, we were not in compliance with our minimum cash balance requirement of $3.5 million.  The default was waived by our lenders on April 15, 2015 (see Note 14, Subsequent Events).

Subordinated Notes Payable and Other Debt

Subsequent to March 31, 2015, we amended our subordinated promissory notes that were issued to the selling shareholders of Image and exchanged approximately $8.5 million of these notes for preferred stock and warrants.  The amended terms and the exchange are described in our subsequent events footnote (See Note 14, Subsequent Events).

In October 2012, we issued unsecured subordinated promissory notes in the aggregate principal amount of $14.8 million to the selling preferred stockholders of Image.  The subordinated notes mature on the earlier of October 3, 2018 or six months after the latest stated maturity of the senior debt issued pursuant to the Credit Agreement.  The unsecured subordinated notes bear an interest rate of 12% per an annum, of which 5.4% is payable in cash annually and at our discretion the balance is either paid through the issuance of shares of our common stock valued at their then-current market price, or accrues and is added to the principal, which is payable upon maturity.  Interest is settled during the second quarter of each year.  At March 31, 2015 and December 31, 2014, our principal balance due pursuant to these notes was $16.0 million.

In October 2013, we began our production of the next season of the franchise series of Foyle’s War.  Acorn Productions Limited, and Acorn Global Enterprises Limited, both wholly-owned subsidiaries of RLJE Ltd., entered into a cash advance facility (the FW9 Facility) with Coutts and Co., a U.K. based lender, for purposes of producing three ninety-minute television programs entitled “Foyle’s War Series 9.” The facility carried interest at a rate of LIBOR plus 2.15%.  Interest and repayment of advances received were due on or before November 8, 2014.  This facility was substantially secured by (i) executed license agreements whereby we have pre-sold certain broadcast and distribution rights and (ii) U.K. tax credits based on anticipated qualifying production expenditures.  The assets and intellectual property are collateral of our Credit Agreement now that the loan is paid and settled.  At March 31, 2014, the principal balance due pursuant to this facility was $10.4 million.

NOTE 8.	EQUITY

Common and Preferred Stock

Subsequent to March 31, 2015, we issued approximately 31,046 shares of preferred stock.  The terms are disclosed in our subsequent events footnote (See Note 14, Subsequent Events).

Included in our common shares outstanding at December 31, 2014 were 437,241 shares held by certain founding shareholders as part of the initial public offering of RLJE.  These shares were subject to forfeiture over a two-year period if certain stock price targets were not achieved.  These shares were forfeited and returned in January 2015.

Restricted Stock-Based Compensation Grants

Compensation expense relating to the restricted stock awards for the periods ended March 31, 2015 and 2014 was $194,000 and $35,000, respectively, and is included in general and administrative expenses. During the three months ended March 31, 2015, there were no stock grants.  During the three months ended March 31, 2014, 90,138 shares of restricted stock were granted and 66,244 shares of restricted stock were forfeited based upon the failure to achieve the 2013 performance criteria.  Of the 90,138 shares granted in 2014, 64,638 shares were granted to executive officers and directors and 25,500 shares were granted to other members of management.  The shares granted during 2014, were fair valued on the date of grant with a range of $4.60 - $5.01 per share, for a total value of approximately $417,000.  During the three months ended March 31, 2015, 2,245 shares of restricted stock were forfeited based upon an employee termination.  A summary of the activity since December 31, 2014 is as follows:

(In thousands, except per share data)
	Service Shares		Performance Shares
Restricted Stock-Based Compensation Award Activity	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value

Non-vested shares at December 31, 2014	179	$4.13	56	$5.09
Granted	—	—	—	—
Vested	(22)	5.97	—	—
Forfeited	(2)	5.60	—	—
Non-vested shares at March 31, 2015	155	$3.93	56	$5.09

The performance shares shall vest if certain performance criteria are achieved contingent upon the grantees being employed by RLJE when the performance criteria are evaluated.  Vesting for one-half of the outstanding restricted performance shares is contingent upon achieving 2014 targets and the other one-half is contingent upon achieving 2015 targets.  It is management’s assessment that the 2014 targets were not achieved, however the final determination will be made by the board’s compensation committee.  If it is determined that the 2014 performance targets were achieved, then we will recognize compensation expense at the time of determination of $142,000.

As of March 31, 2015, there is $183,000 of unamortized compensation that will vest solely on completion of future services over the next 14 months, with a weighted-average remaining vesting period of seven months.  As of March 31, 2015, there is $110,000 of unamortized compensation that will vest based on achieving certain performance and service criteria over the next 14 months, with a weighted-average remaining vesting period of 11 months.

NOTE 9.	STOCK WARRANTS

RLJE had the following warrants outstanding:

	March 31, 2015
(In thousands, except per share data)	Shares	Exercise Price	Remaining Life
Registered warrants	15,375	$12.00	2.5 years
Sponsor warrants	3,817	$12.00	2.5 years
Unregistered warrants	1,850	$12.00	2.5 years
	21,042

The warrants have a term of five years beginning October 3, 2012, and provide the warrant holder the right to acquire a share of our common stock for $12.00 per share. The warrants are redeemable by us for $0.01 per warrant share if our common stock trades at $17.50 or more per share for 20 out of 30 trading days. The warrants contain standard anti-dilution provisions.

The warrants contain a provision whereby the exercise price will be reduced if RLJE reorganized as a private company.  The reduction in exercise price depends upon the amount of other consideration, if any, received by the warrant holders in the reorganization and how many years after the Business Combination reorganization is consummated.  Generally, the reduction in exercise price would be between $6.00 and $9.00 assuming no additional consideration was received.  Because of this provision, all warrants are being accounted for as a derivative liability in accordance with ASC 815-40, Contracts in Entity’s Own Equity.

The fair value of the warrants as of March 31, 2015 and December 31, 2014 was $104,000 and $601,000, respectively.  The valuation of the warrants is a Level 3 measurement.  The registered warrants had been traded on the over-the-counter market and previously were reported as a Level 1 measurement, but due to the lack of trading activity since the first quarter of 2014, the warrant valuation for registered warrants was transferred to Level 3 and valued in the same manner as the Sponsor and unregistered warrants.  Because RLJE has agreed not to exercise its redemption right pertaining to certain warrants held by RLJ SPAC Acquisition LLC (or the Sponsor) and because the unregistered warrants generally have a discounted fair value as compared to the registered warrants, the valuation of the sponsor warrants and the unregistered warrants has always been a Level 3 measurement.  The increase (decrease) in the fair value of the warrants for the periods ended March 31, 2015 and 2014 was $(497,000) and $1.8 million, respectfully.

Subsequent to March 31, 2015, we issued approximately 9.3 million warrants.  The terms are described in our subsequent events footnote (See Note 14, Subsequent Events).

NOTE 10.	FAIR VALUE MEASUREMENTS

Warrant Liability

We have warrants outstanding to purchase 21,041,667 shares of our common stock, which are recorded at fair value on the consolidated balance sheets.  Of these warrants, 15,375,000 are warrant shares that are registered and are available for trading on the over-the-counter market.  Since the first quarter of 2014, there has been a lack of trading activity for the registered warrants, and as such, when assessing their fair value we transferred them from Level 1 to Level 3 within the fair-value hierarchy.

As of March 31, 2015 and December 31, 2014, we determined the fair value of the registered warrants using a Monte Carlo simulation model.  Inputs to the model are stock volatility, contractual warrant terms (which are remaining life of the warrant, the redemption feature, the exercise price, and assumptions for the reduction in exercise price if we were to reorganize as a private company), the risk-free interest rate, and a discount for the lack of marketability (DLOM) pertaining to the underlying common stock as the shares acquirable are not registered.  We use the closing market price of our common stock to compute stock volatility.  The DLOM is determined using the Finnerty Average-Strike Put Option Marketability Discount Model (Finnerty Model), which takes into consideration the discount period, stock dividend rates, and stock volatility.  As of March 31, 2015 and December 31, 2014, we used a DLOM rate of 11.2%.  Assumptions regarding adjustments to the exercise price are based on management’s best estimates of the likelihood of reorganizing as a private company and the amount of the resulting exercise-price adjustment.

The remaining warrants, consisting of Sponsor warrants of 3,816,667 and unregistered warrants of 1,850,000 are classified as Level 3 within the fair-value hierarchy.  Sponsor Warrants differ from the registered warrants as we have agreed not to exercise our redemption provision as long as the Sponsor continues to hold the warrants.  We determined the fair value of these warrants using a Monte Carlo simulation model and using the same assumptions used for the registered warrants, except we did not include the redemption feature.

Unregistered warrants differ from the registered warrants in that they have not been registered.  As of March 31, 2015 and December 31, 2014, we determined the fair value of these warrants by taking the fair value of a registered warrant and discounting it using the Finnerty Model for the lack of marketability as these warrants are not registered.  As of March 31, 2015 and December 31, 2014, we used a DLOM rate of approximately 17.0%.

The following tables represent the valuation of our warrant liability within the fair-value hierarchy:

(In thousands)	March 31, 2015
	Level 1	Level 2	Level 3	Total

Warrant liability	$—	$—	$104	$104

(In thousands)	December 31, 2014
	Level 1	Level 2	Level 3	Total

Warrant liability	$—	$—	$601	$601

The following tables include a roll-forward of liabilities classified within Level 1 and Level 3:

(In thousands)	Three Months Ended March 31, 2015
	Level 1	Level 2	Level 3	Total

Warrant liability at December 31, 2014	$—	$—	$601	$601
Change in fair value of warrant liability	—	—	(497)	(497)
Warrant liability at March 31, 2015	$—	$—	$104	$104

(In thousands)	Three Months Ended March 31, 2014
	Level 1	Level 2	Level 3	Total

Warrant liability at December 31, 2013	$2,630	$—	$1,493	$4,123
Change in fair value of warrant liability	1,128	—	672	1,800
Warrant liability at March 31, 2014	$3,758	$—	$2,165	$5,923

Investments in Content

When events and circumstances indicate that investments in content are impaired, we determine the fair value of the investment; and if the fair value is less than the carrying amount, we recognize additional amortization expense equal to the excess.  Our nonrecurring fair value measurement of assets and liabilities is classified in the tables below:

(In thousands)	Three Months Ended March 31, 2015
	Level 1	Level 2	Level 3	Total	Loss

Investments in content	$—	$—	$642	$642	$533

(In thousands)	Three Months Ended March 31, 2014
	Level 1	Level 2	Level 3	Total	Loss

Investments in content	$—	$—	$1,521	$1,521	$1,119

During the three months ended March 31, 2015 and 2014, the investments in content were written down by $533,000 and $1.1 million, respectively.  In determining the fair value of our investments in content, we employ a DCF methodology.  Key inputs employed in the DCF methodology include estimates of a film's ultimate revenue and costs as well as a discount rate.  The discount rate utilized in the DCF analysis is based on our weighted average cost of capital plus a risk premium representing the risk associated with producing a particular film or television program.  As the primary determination of fair value is determined using a DCF model, the resulting fair value is considered a Level 3 measurement.

NOTE 11.	NET LOSS PER COMMON SHARE DATA

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per common share for the three months ended March 31, 2015 and 2014:

(In thousands, except per share data)	Three Months Ended March 31,
	2015	2014
Numerator – basic and diluted:
Net loss	$(10,630)	$(10,071)

Weighted-average common shares outstanding – basic	12,680	12,454
Effect of dilutive securities	—	—
Weighted-average common shares outstanding – diluted	12,680	12,454
Net loss per common share –
Basic and diluted	$(0.84)	$(0.81)

We have outstanding warrants to acquire 21,041,667 shares of common stock that are not included in the computation of diluted net loss per common share as the effect would be anti-dilutive because their exercise price of $12 per share exceeds the fair value of our common stock.  For the periods ended March 31, 2015 and 2014, we had weighted average outstanding shares of approximately 146,000 and 898,000, respectively, which are held by founding shareholders that are forfeitable, that are not included in the computation of basic or diluted net loss per share as the effect would be anti-dilutive.  For the three months ended March 31, 2015 and 2014, we have weighted average outstanding shares of approximately 216,000 and 298,000 shares, respectively, of compensatory restricted common stock, that are not included in the computation of basic and diluted net loss per share as the effect would be anti-dilutive.

NOTE 12.	COMMITMENTS AND CONTINGENCIES

In the normal course of business, we are subject to proceedings, lawsuits and other claims, including proceedings under government laws and regulations relating to content ownership and copyright matters.  While it is not possible to predict the outcome of these matters, it is the opinion of management, based on consultations with legal counsel, that the ultimate disposition of known proceedings will not have a material adverse impact on our financial position, results of operations or liquidity.

NOTE 13.	RELATED PARTY TRANSACTIONS

Equity Investments in Affiliates

All of ACL’s staff is employed by RLJE Ltd.  ACL was charged overhead and personnel costs for the three months ended March 31, 2015 and 2014, of approximately $426,000 and $397,000, respectively.

ACL paid dividends to RLJE Ltd. of zero and $1.1 million during the three months ended March 31, 2015 and 2014, respectively.  Dividends received were recorded as a reduction to the ACL investment account.

Foreign Currency

We recognize foreign currency gains and losses, as a component of other expense, on net amounts lent by Acorn Media to RLJE Ltd. and RLJE Australia.  As of March 31, 2015, Acorn Media had lent its U.K. subsidiaries approximately $11.7 million and its Australian subsidiary approximately $3.6 million.  Amounts lent will be repaid in U.S. dollars based on available cash. Movement in exchange rates between the U.S. dollar and the functional currencies (which are the British Pound Sterling and the Australian dollar) of those subsidiaries that were lent the monies will result in foreign currency gains and losses.  During the three months ended March 31, 2015 and 2014, we recognized a loss of $841,000 and a gain of $156,000, respectively.

The RLJ Companies, LLC

On June 27, 2013, The RLJ Companies, LLC (whose sole manager and voting member is the chairman of our board of directors) purchased from one of our vendors $3.5 million of contract obligations that we owed to the vendor.  These purchased liabilities, which are now owed to RLJ Companies, LLC, are included in accrued royalties and distribution fees in the accompanying consolidated balance sheets.

RLJ SPAC Acquisition, LLC

The chairman of our board of directors (Mr. Robert L. Johnson) through his company, RLJ SPAC Acquisition, LLC, has entered into a plan to purchase up to $2.0 million of our outstanding common stock from time to time over a 24-month period beginning June 19, 2013. Any purchases under the plan will be at the discretion of Lazard Capital Markets LLC in the open market or in privately negotiated transactions in compliance with applicable laws and regulations.

All $2.0 million of Common Stock may not be purchased during the 24-month period.  The Plan may be terminated by Mr. Johnson at any time.

The repurchases by RLJ SPAC Acquisition LLC during the quarter is reported in Part II, Other Information, Item 2, Unregistered Sales of Equity Securities and Use of Proceeds of this Form 10-Q.

Sale of Preferred Stock and Warrants

Subsequent to March 31, 2015, certain board members and their affiliate companies purchased 16,500 shares of preferred stock and warrants to acquire 4,950,000 shares of common stock from the Company for $16.5 million (see Note 14, Subsequent Events).

NOTE 14.	SUBSEQUENT EVENTS

Sale of Preferred Stock and Warrants

Subsequent to March 31, 2015, we sold 31,046 shares of preferred stock and warrants to acquire 9,313,800 shares of common stock for $22.5 million in cash and the exchange of $8.5 million in subordinated notes.  Of the preferred shares and warrants sold, 16,500 shares of preferred stock and warrants to acquire 4,950,000 shares of common stock were sold to certain board members or their affiliated companies.  The Company used $10.0 million of the cash proceeds from this sale to make partial payment on its Credit Agreement and approximately $1.6 million for prepayment penalties, legal fees and expenses associated with the transaction.  The balance of the net cash proceeds is intended to be used for working capital purposes.

The preferred stock has the following rights and preferences:

●	Rank – the preferred stock ranks higher than other company issued equity securities in terms of distributions and dividends.
●	Dividends – the preferred stock is entitled to cumulative dividends at a rate of 8% per annum of a preferred share’s stated value ($1,000 per share plus any unpaid dividends). The first dividend payment is due July 1, 2017 and then payments are to be made quarterly thereafter. At the Company’s discretion, dividend payments are payable in either cash or common stock, or added to the preferred share’s stated value.
●	Conversion – at the preferred stockholder’s discretion, a share of preferred stock is convertible into shares of common stock determined by dividing the share’s stated value by a conversion rate of $1.00. The conversion rate is subject to anti-dilution protection including adjustments for offerings consummated at a per-share price of less than $1.00 per common share.

●	Mandatory Redemption – unless previously converted, on May 20, 2020, the Company, at its option, will either redeem the preferred stock with (a) cash equal to $1,000 per share plus any unpaid dividends (Redemption Value), or (b) shares of common stock determined by dividing the Redemption Value by a conversion rate equal to the lower of (i) the conversion rate then in effect (which is currently $1.00) or (ii) 85% of the then trading price, as defined, of the Company’s common stock.
●	Voting – except for certain matters that require the approval of the preferred stockholders, such as changes to the rights and preferences of the preferred stock, the preferred stock does not have voting rights. However, the holders of the preferred stock are entitled to appoint two board members, and under certain circumstances, appoint a third member.

In connection with the sale, the holders of the preferred stock appointed two board members increasing the board to 11 members.  The Company has agreed to reduce the board size to seven members by November 14, 2015.

The warrants have a term of five years and an exercise price of $1.50 per share.  The exercise price is subject to standard anti-dilution protection including adjustments for offerings consummated at a per-share price of less than $1.50 per common share.  Additionally, if the Company were to consummate certain fundamental transactions, such as a business combination or other change-in-control transactions, the warrant holders may require, under certain conditions, that the Company is to repurchase the warrants with cash equal to the warrants’ then fair value as determined using the Black Scholes valuation model.

The Company has committed to file a registration statement within 30 days that registers the shares issuable upon conversion of the preferred stock and exercise of the warrants.  The Company is to use its best efforts to cause the registration statement to be declared effective, but in any event no later than 90 to 120 days after filing of the registration statement.  The Company will also use its best efforts to keep the registration statement effective.  If the Company is in default of this registration rights agreement, and as long as the event of default is not cured, then the Company is to pay in cash partial-liquidation damages as defined therein.  Damages are not to exceed 6% of the aggregated subscription amount.

The conversion of the preferred stock into, and the exercise of the warrants for, shares of the Company’s common stock would be subject to the approval of the common stockholders of the Company. The Company expects to will hold a special meeting seeking stockholders approval no later than July 31, 2015. However, prior to the closing on the issuance of the preferred stock and warrants, the Company obtained proxies from directors, executive officers and certain greater than 5% stockholders, which in the aggregate held more than 50% of the outstanding common shares, that were voting in favor of the issuance of the preferred stock and the warrants.

Debt Amendments, Prepayment and Exchange

Subsequent to March 31, 2015, the Company entered into (a) an amendment (the “Senior Credit Facility Amendment”) to the Credit Agreement between the Company and its lenders, and (b) an amendment (the “Note Amendment”) with the holders of certain subordinated notes (the “Subordinated Note Holders”).

The principal terms of the Credit Agreement Amendment are as follows:

(a) a reduction of the Minimum Cash Balance (as defined in the Credit Agreement) that the Company is required to maintain from $3.5 million to $1.0 million, thus providing access to $2.5 million of cash previously restricted,

(b) a waiver of certain Defaults (as defined in the Credit Agreement) and Events of Default (as defined in the Credit Agreement) caused by, or that would be caused by the breach of certain financial covenants under the senior Credit Agreement;

(c) amendments of the Credit Agreement (i) modifying the interest rate to equal LIBOR plus 10.64%, (ii) modifying certain financial statement and other reporting and lender communication requirements, (iii) changing the Fixed Charge Coverage Ratio (as defined in the Credit Agreement) threshold to 0.73:1.00 for the quarter ending March 31, 2015, and 0.63:1.00 for the quarter ending June 30, 2015, (iv) changing the Senior Leverage Ratio (as defined in the Credit Agreement) limit to 7.50:1.00 for the quarter ending March 31, 2015, and 6.92:1.00 for the quarter ending June 30, 2015, and (v) changing the Total Leverage Ratio (as defined in the Credit Agreement) limit to 9:00:1:00 for the quarter ending March 31, 2015, and 8.95:1.00 for the quarter ending June 30, 2015; and

(d) the consent of the lenders to the issuance of the preferred stock and warrants, as well as the use of the proceeds from the issuance of the preferred stock and warrants (i) to pay $10 million of the amounts outstanding pursuant to the Credit Agreement, (ii) to pay certain fees and costs associated with the issuance of the preferred stock, and (iii) for working capital purposes.

In connection with the sale of preferred stock and warrants, the Company used $10.0 million of the cash proceeds to make partial payment on the Credit Agreement and approximately $1.7 million for prepayment penalties, legal fees, and expenses associated with the transaction.

The principal terms of the Note Amendment are as follows:

(a) an agreement by the Subordinated Note Holders to convert 50% of the outstanding balance under the subordinated notes into shares of preferred stock and warrants;

(b) amendments to the subordinated notes (i) changing the interest rate payable from 12% to 1.5% per annum for the 24-month period commencing on January 1, 2015, and then 12% per annum thereafter; and (ii) specifying that 45% of the interest due will be payable in cash and the remainder of the accrued interest will be payable in the form of additional subordinated notes; and

(c) a waiver of any existing defaults and events of default.
In connection with the sale of preferred stock and warrants, the Subordinated Note Holders exchanged approximately $8.5 million of subordinated notes for 8,546 shares of preferred stock and 2,564,000 warrants.

RLJ ENTERTAINMENT, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
RLJ Entertainment, Inc.:

We have audited the accompanying consolidated balance sheet of RLJ Entertainment, Inc. and subsidiaries as of December 31, 2014, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for the year ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLJ Entertainment, Inc. and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, Virginia
May 8, 2015

RLJ ENTERTAINMENT, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
RLJ Entertainment, Inc.
Silver Spring, Maryland

We have audited the accompanying consolidated balance sheet of RLJ Entertainment, Inc. as of December 31, 2013 and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLJ Entertainment, Inc. at December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Los Angeles, California

March 19, 2014

RLJ ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and 2013

(In thousands, except share data)	December 31,
	2014	2013
ASSETS
Cash	$6,662	$7,674
Accounts receivable, net	17,389	20,324
Inventories	13,029	15,589
Investments in content, net	67,525	81,641
Prepaid expenses and other assets	2,633	2,527
Property, equipment and improvements, net	2,372	1,759
Equity investment in affiliates	22,281	25,233
Other intangible assets	15,272	19,651
Goodwill	44,891	45,872
Total assets	$192,054	$220,270
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	$24,582	$32,331
Accrued royalties and distribution fees	42,493	42,115
Deferred revenue	5,006	4,402
Debt, net of discount	80,913	76,264
Production loan	—	1,294
Deferred tax liability	2,002	1,814
Stock warrant liability	601	4,123
Total liabilities	155,597	162,343
Equity:
Common stock, $0.001 par value, 250 million shares authorized, 13,724,756 shares issued and 13,335,258 shares outstanding at December 31, 2014 and 13,700,862 shares issued and outstanding at December 31, 2013	14	13
Additional paid-in capital	87,706	86,938
Accumulated deficit	(50,534)	(29,334)
Accumulated other comprehensive income (loss)	(729)	310
Treasury shares, at cost, 389,498 shares at December 31, 2014 and zero at December 31, 2013	—	—
Total equity	36,457	57,927
Total liabilities and equity	$192,054	$220,270

See accompanying notes to consolidated financial statements.

RLJ ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2014 and 2013

	Years Ended December 31,
(In thousands, except per share data)	2014	2013

Revenues	$137,689	$164,830
Cost of sales:	101,454	132,631
Gross profit	36,235	32,199

Selling expenses	24,510	26,830
General and administrative expenses	19,681	22,810
Depreciation and amortization	5,694	6,174
Goodwill impairment	981	—
Total operating expenses	50,866	55,814
LOSS FROM OPERATIONS	(14,631)	(23,615)

Equity earnings of affiliates	2,580	3,296
Interest expense, net	(9,459)	(8,279)
Change in fair value of stock warrants	3,522	201
Loss on extinguishment of debt	(1,457)	—
Other expense	(1,356)	(479)
LOSS BEFORE PROVISION FOR INCOME TAXES	(20,801)	(28,876)
Provision for income taxes	(399)	(2,201)
NET LOSS	$(21,200)	$(31,077)
Net loss per common share:
Basic and diluted	$(1.69)	$(2.50)

Weighted average shares outstanding:
Basic and diluted	12,532	12,447

See accompanying notes to consolidated financial statements.

RLJ ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended December 31, 2014 and 2013

	Years Ended December 31,
(In thousands)	2014	2013

Net loss	$(21,200)	$(31,077)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	(1,039)	155
Total comprehensive loss	$(22,239)	$(30,922)

See accompanying notes to consolidated financial statements.

RLJ ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2014 and 2013

	Common Stock					Treasury Stock
(In thousands)	Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Shares	At Cost	Total Equity
Balance at January 1, 2013	13,378	$13	$86,133	$1,743	$155	—	$—	$88,044
Issuance of restricted common stock for services	323	—	—	—	—	—	—	—
Stock-based compensation	—	—	805	—	—	—	—	805
Foreign currency translation	—	—	—	—	155	—	—	155
Net loss	—	—	—	(31,077)	—	—	—	(31,077)
Balance at December 31, 2013	13,701	13	86,938	(29,334)	310	—	—	57,927

Issuance of restricted common stock for services	190	1	(1)	—	—	(166)	—	—
Forfeiture of restricted common stock	(97)	—	—	—	—	97	—	—
Forfeiture of founder shares	(459)	—	—	—	—	459	—	—
Stock-based compensation	—	—	769	—	—	—	—	769
Foreign currency translation	—	—	—	—	(1,039)	—	—	(1,039)
Net loss	—	—	—	(21,200)	—	—	—	(21,200)
Balance at December 31, 2014	13,335	$14	$87,706	$(50,534)	$(729)	390	$—	$36,457

See accompanying notes to consolidated financial statements.

RLJ ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2014 and 2013

(In thousands)	Years Ended December 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(21,200)	$(31,077)
Adjustments to reconcile net loss to net cash:
Equity earnings in affiliates	(2,580)	(3,296)
Amortization of content, including impairments	58,807	75,345
Depreciation and amortization	5,694	6,174
Goodwill impairment	981	—
Deferred tax provision	188	1,464
Foreign currency exchange loss	1,149	484
Fair value adjustment of stock warrant liability	(3,522)	(201)
Non-cash interest expense	2,314	1,526
Loss on extinguishment of debt	1,457	—
Stock-based compensation expense	769	805
Changes in assets and liabilities:
Accounts receivable, net	2,661	4,854
Inventories	2,476	7,462
Investments in content, net	(44,611)	(50,239)
Prepaid expenses and other assets	833	(258)
Accounts payable and accrued liabilities	(7,768)	(6,526)
Deferred revenue	737	33
Net cash provided by (used in) operating activities	(1,615)	6,550
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(1,655)	(1,005)
Dividends received from affiliate	4,040	4,005
Net cash provided by investing activities	2,385	3,000
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facility	—	10,398
Repayments of borrowings under revolving credit facility	(14,949)	(3,000)
Proceeds from production loan	9,865	1,414
Repayment of production loan	(11,155)	—
Proceeds from senior debt, net of discount	65,110	—
Deferred financing costs, senior debt	(1,309)	—
Repayment of senior debt	(48,893)	(14,756)
Cash paid to extinguish debt	(30)	—
Net cash used in financing activities	(1,361)	(5,944)
Effect of exchange rate changes on cash	(421)	(671)
NET INCREASE (DECREASE) IN CASH:	(1,012)	2,935
Cash at beginning of year	7,674	4,739
Cash at end of year	$6,662	$7,674

See accompanying notes to consolidated financial statements.

NOTE 1.	DESCRIPTION OF BUSINESS

Description of Business and Basis of Presentation

RLJ Entertainment, Inc. (or RLJE) is a global entertainment company with a direct presence in North America, the United Kingdom (or U.K.) and Australia and sublicense and distribution relationships covering Europe, Asia and Latin America.  RLJE was incorporated in Nevada in April 2012. On October 3, 2012, we completed the business combination of RLJE, Image Entertainment, Inc. (or Image) and Acorn Media Group, Inc. (or Acorn Media), which is referred to herein as the “Business Combination.”  Acorn Media includes its subsidiaries RLJE International Ltd (or RLJE U.K.), RLJ Entertainment Australia Pty Ltd. (or RLJE Australia) and RLJ Entertainment Ltd (or RLJE Ltd.).  In February 2012, Acorn Media acquired a 64% ownership of Agatha Christie Limited (or ACL).  References to Image include its wholly-owned subsidiary Image/Madacy Home Entertainment, LLC.  “We,” “our” or “us” refers to RLJE and its subsidiaries unless otherwise noted.  Our principal executive offices are located in Silver Spring, Maryland, with additional locations in Woodland Hills, California, and Stillwater, Minnesota, and international locations in London, England and Sydney, Australia.

We acquire content rights in various categories including, British mysteries and dramas, urban programming, and full-length independent motion pictures.  We acquire this content in two ways:

▪	Through long-term exclusive licensing agreements where we secure multiple rights to third-party programs, and;

▪	Through development, production, and ownership of original drama television programming through our wholly-owned subsidiary, RLJE Ltd., and our majority-owned subsidiary, ACL, as well as fitness programs through our Acacia brand.

We exploit our products through a multi-channel strategy encompassing (1) the licensing of original drama and mystery content managed and developed through our wholly-owned subsidiary, RLJE Ltd., and our majority-owned subsidiary, ACL, (IP Licensing segment) as well as our fitness offerings; (2) wholesale exploitation through partners covering broadcast/cable, digital, online, and brick and mortar outlets (Wholesale segment); and (3) direct relations with consumers via proprietary e-commerce, catalog, and subscription-based video on demand (or SVOD) channels (Direct-to-Consumer segment).

Our wholesale partners are broadcasters, digital outlets and major retailers in the United States of America (or U.S.), Canada, U.K. and Australia, including, among others, Amazon, Netflix, Walmart, Target, Costco, Barnes & Noble, iTunes, BET, Showtime, PBS, DirecTV, and Hulu.

Our Direct-to-Consumer segment includes the sale of video content and complementary merchandise directly to consumers through proprietary e-commerce websites, and catalogs and the continued roll-out of our proprietary subscription-based SVOD channels, such as Acorn TV, Acacia TV and UMC (Urban Movie Channel), the latter of which was launched in November 2014.

RLJE’s management views the operations of the Company based on these three distinctive reporting segments: (1) Intellectual Property (or IP) Licensing; (2) Wholesale; and (3) Direct-to-Consumer.  Operations and net assets that are not associated with any of these stated segments are reported as “Corporate” when disclosing and discussing segment information.  The IP Licensing segment includes intellectual property rights that we own or create and then sublicense for exploitation worldwide.  Our Wholesale and Direct-to-Consumer segments consist of the acquisition, content enhancement and worldwide exploitation of exclusive content in various formats, including broadcast (including cable and satellite), DVD, Blu-ray, digital, video-on-demand (or VOD), SVOD, downloading and sublicensing.  The Wholesale segment exploits content through third-party vendors, while the Direct-to-Consumer segment exploits the same content and complementary merchandise directly to consumers through our proprietary e-commerce websites, mail-order catalogs and digitally streaming channels.

Basis of Presentation

The accompanying audited consolidated financial statements and related footnotes have been prepared in accordance with accounting principles generally accepted in the United States of America (or U.S. GAAP) and with the Securities and Exchange Commission’s (or SEC) instructions for the Form 10-K.  The preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts within our consolidated financial statements.  Although we believe that these estimates to be reasonably accurate, actual amounts may differ.

Principles of Consolidation

The operations of ACL are entirely managed by RLJE, subject to oversight by ACL’s Board of Directors. The investment in ACL is accounted for using the equity method of accounting given the voting control of the Board of Directors by the minority shareholder. We have included our share of ACL’s operating results, using the equity method of accounting, in our consolidated financial statements.

Our consolidated financial statements include the accounts of all majority-owned subsidiary companies, except for ACL. Investment in ACL is carried as a separate asset on the Consolidated Balance Sheet at cost adjusted for our share of the equity in undistributed earnings. Except for dividends and changes in ownership interest, changes in equity in undistributed earnings of ACL are included in “Other income (expense)” in the Consolidated Statements of Operations. All intercompany transactions and balances have been eliminated.

Liquidity

For the years ended December 31, 2014 and 2013, we recognized a net loss of $21.2 million and $31.1 million, respectively, and we used $1.6 million of cash in operating activities during 2014.  At December 31, 2014, our cash balance was $6.7 million.  At December 31, 2014, we had $80.9 million of term debt outstanding (see Note 10, Debt).  As of March 31, 2015, our cash balance had declined and we were not in compliance with our minimum cash balance requirement of $3.5 million within our Credit Agreement.  This default was waived by our lenders on April 15, 2015 (See Note 23, Subsequent Events).  We continue to experience liquidity constraints and we are dependent upon growth in sales and margins to meet our liquidity needs and our debt covenants for the next twelve months.  On April 15, 2015, we amended our Credit Facility to increase the likelihood that we will meet our future covenant requirements and amended our subordinated notes to reduce the applicable interest rate for two years.  We also improved our liquidity by selling on April 15, 2015 15,000 shares of Bridge Preferred Stock for $15.0 million.  The proceeds received were used to make an accelerated principal payment of $10.0 million under our Credit Agreement, pay fees and expense incurred of approximately $1.0 million, and approximately $4.0 million is available for working capital needs.  We are also in discussions with other potential investors to sell additional shares of preferred stock (See Note 23, Subsequent Events).  There can be no assurances that we will be successful in raising additional capital, realize revenue and margin growth or meeting our future covenant requirements within our Credit Agreement.  We believe that our current financial position combined with our forecasted operational results will be sufficient to meet our commitments.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements.  The significant areas requiring the use of management estimates are related to provisions for lower-of-cost or market inventory write-downs, accounts receivable allowances and provision for doubtful accounts and sales returns reserves, valuation of deferred taxes, valuation of warrants, goodwill impairments, and ultimate projected revenues of our film library, which impact amortization of investments in content and related impairment assessments.  Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ materially from those estimates.

Revenues and Receivables

Revenue Recognition

Revenue is recognized upon meeting the recognition requirements of the Financial Accounting Standards Board Accounting Standards Codification (or ASC) 926, Entertainment—Films (or ASC 926) and ASC 605, Revenue Recognition.  We generate our revenue primarily from the exploitation of acquired or produced content rights through various distribution channels.  The content is monetized in DVD format to wholesale, licensed to broadcasters including cable companies and digital platforms like Amazon and Netflix, and exploited through other windows including:  video-on-demand, direct-to-consumer, catalogs and subscription streaming channels.  Revenue is presented net of sales returns, rebates, unit price adjustments, sales return reserve, sales discounts and market development fund reserve.

Revenues from home video exploitation are recognized net of an allowance for estimated returns, as well as related costs, in the period in which the product is available for sale by our customers (at the point that title and risk of loss transfer to the customer, which is generally upon receipt by the customer and in the case of new releases, after “street date” restrictions lapse).  Rental revenues under revenue sharing arrangements are recognized when we are entitled to receipts and such receipts are determinable.  Revenues from domestic and international broadcast licensing and home video sublicensing, as well as associated costs, are recognized when the programming is available to the licensee and all other recognition requirements are met such as the broadcaster is free to air the programming.  Fees received in advance of availability, usually in the case of advances received from international home video sub-licensees and for broadcast programming, are deferred until earned and all revenue recognition requirements have been satisfied.  Provisions for sales returns and uncollectible accounts receivable are provided at the time of sale.

Revenues from our catalog sales are recognized net of an allowance for estimated returns once payment has been received from the customer and the item ordered has been shipped.  Revenues from our proprietary, subscription-based, streaming channels are recognized on a straight-line basis over the subscription period once the subscription has been activated.

Allowances for Sales Returns

For each reporting period, we evaluate product sales and accounts receivable to estimate their effect on revenues due to product returns, sales allowances and other credits given, and delinquent accounts.  Our estimates of product sales that will be returned and the amount of receivables that will ultimately be collected require the exercise of judgment and affect reported revenues and net earnings.  In determining the estimate of product sales that will be returned, we analyze historical returns (quantity of returns and time to receive returned product), historical pricing and other credit data, current economic trends, and changes in customer demand and acceptance of our products, including reorder activity.  Based on this information, we reserve a percentage of each dollar of product sales where the customer has the right to return such product and receive a credit.  Actual returns could differ from our estimates and current provisions for sales returns and allowances, resulting in future charges to earnings.  Estimates of future sales returns and other credits are subject to substantial uncertainty.  Factors that could negatively impact actual returns include retailer financial difficulties, the perception of comparatively poor retail performance in one or several retailer locations, limited retail shelf space at various times of the year, inadequate advertising or promotions, retail prices being too high for the perceived quality of the content or other comparable content, the near-term release of similar titles, and poor responses to package designs.  Underestimation of product sales returns and other credits would result in an overstatement of current revenues and lower revenues in future periods.  Conversely, overestimation of product sales returns would result in an understatement of current revenues and higher revenues in future periods.

Allowances Received From Vendors

In accordance with ASC 605-50, Revenue Recognition—Customer Payments and Incentives, we classify consideration received as a reduction in cost of sales in the accompanying statements of operations unless the consideration represents reimbursement of a specific, identifiable cost incurred by us in selling the vendor’s product.

Shipping Revenues and Expenses

In accordance with ASC 605-45, Revenue Recognition—Principal Agent Considerations, we classify amounts billed to customers for shipping fees as revenues, and classify costs related to shipping as cost of sales in the accompanying consolidated statements of operations.

Market Development Funds

In accordance with ASC 605-50, Revenue Recognition—Customer Payment and Incentives, market development funds, including funds for specific product positioning, taken as a deduction from payment for purchases by customers are classified as a reduction to revenues.

Investments in Content

Investments in content include the unamortized costs of completed films and television programs that were acquired or produced.  Within the carrying balance of investments in content are development and production costs for films and television programs which are acquired or produced.

Acquired Distribution Rights and Produced Content

Royalty and Distribution Fee Advances – Royalty and distribution fee advances represent fixed minimum payments made to program suppliers for exclusive content distribution rights.  A program supplier’s share of exclusive program distribution revenues is retained by us until the share equals the advance(s) paid to the program supplier plus recoupable costs.  Thereafter, any excess is paid to the program supplier.  In the event of an excess, we also record, as cost of sales, an amount equal to the program supplier’s share of the net distribution revenues.

Original Production Costs – For films and television programs produced by RLJE, original production costs include all direct production and financing costs, as well as production overhead.

Unamortized content investments are charged to cost of sales as revenues are earned in the same ratio that current period revenue for a title or group of titles bears to the estimated remaining unrecognized ultimate revenue for that title.

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release, or for episodic television series a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later.

Investments in content are stated at the lower of amortized cost or estimated fair value. The valuation of investments in content is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film or television program.  Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films and television programs may be required as a consequence of changes in management’s future revenue estimates.

Content programs in progress include the accumulated costs of productions, which have not yet been completed, and advances on content not yet received from program suppliers. We begin to amortize these investments once the content has been released.

Production Development Costs

The costs to produce licensed content for domestic and international exploitation include the cost of converting film prints or tapes into the optical disc format.  Depending on the platform for which the content is being exploited, costs may include menu design, authoring, compression, subtitling, closed captioning, service charges related to disc manufacturing, ancillary material production, product packaging design and related services.  These costs are capitalized as incurred. A percentage of the capitalized production costs are amortized to expense based upon:  (i) a projected revenue stream resulting from distribution of new and previously released content related to such production costs; and (ii) management’s estimate of the ultimate net realizable value of the production costs.  Estimates of future revenues are reviewed periodically and amortization of production costs is adjusted accordingly.  If estimated future revenues are not sufficient to recover the unamortized balance of production costs, such costs are reduced to their estimated fair value.

Inventories

For each reporting period, we review the value of inventories on hand to estimate the recoverability through future sales.  Values in excess of anticipated future sales are recorded as obsolescence reserve.  Inventories consist primarily of packaged goods for sale, which are stated at the lower-of-average-cost or market, as well as componentry.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of acquisition costs over the tangible and identifiable intangible assets acquired and liabilities assumed in a business acquisition.  Goodwill is recorded at our reporting units, which are consolidated into our reporting segments.  Goodwill is not amortized but is reviewed for impairment annually on October 1st of each year or between the annual tests if an event occurs or circumstances change that indicates it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value.  The impairment test follows a two-step approach.  The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary.  Under the first step, goodwill is considered potentially impaired if there are subjective characteristics that suggest that goodwill is impaired or quantitatively when the fair value of the reporting unit is less than the reporting unit’s carry amount, including goodwill.  Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated.  Determining the fair value requires various assumptions and estimates, which include consideration of the future, projected operating results and cash flows. Such projections could be different than actual results. Should actual results be significantly less than estimates, the value of our goodwill could be impaired in future periods.

Other Intangible Assets

Other intangible assets are reported at their estimated fair value when acquired less accumulated amortization.  The majority of our intangible assets were recognized as a result of the Business Combination.  As such, the fair values of our intangibles were recorded in 2012 when applying purchase accounting.  Additions since the 2012 Business Combination are limited to website expenditures. Similar to how we account for internal-use software development, costs that are incurred to develop and implement our websites are capitalized in accordance with ASC 350-50, Website Development Costs.  Website operating costs are expensed as incurred.  Costs incurred for upgrades and enhancements that provide additional functionality are capitalized.

Amortization expense on our other intangible assets is generally computed by applying the straight-line method, or based on estimated forecasted future revenues as stated below, over the estimated useful lives of trade names (15 years), website (3 years), supplier contracts (7 years), customer relationships (five years), options on future content (7 years) and leases (2 years).  The recorded value of our customer relationships is amortized on an accelerated basis over five years, with approximately 60% being amortized over the first two years (through 2014), 20% during the third year and the balance ratably over the remaining useful life.  The recorded value of our options on future content is amortized based on forecasted future revenues, whereby approximately 50% is being amortized over the first two years (through 2014), 25% during the third year and the balance in decreasing amounts over the remaining four years.

Additional amortization expense is provided on an accelerated basis when the useful life of an intangible asset is determined to be less than originally expected.  Other intangible assets are reviewed for impairment when an event or circumstance indicates the fair value is lower than the current carrying value.

For all periods presented, we did not recognize any impairment on our other intangible assets.

Warrant Liability

We have warrants outstanding to purchase 21,041,667 shares of our common stock, which are recorded at fair value on the consolidated balance sheets (see Note 11, Stock Warrants).  All of the warrants contain a provision whereby the exercise price will be reduced if RLJE reorganized as a private company.  Because of this provision, all warrants are accounted for as a derivative liability in accordance with ASC 815-40, Contracts in Entity’s Own Equity.  The changes in the fair value of the warrants are recorded as a component of other income (expense).

Income Taxes

We account for income taxes pursuant to the provisions of ASC 740, Income Taxes (or ASC 740), whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and the future tax benefits derived from operating loss and tax credit carryforwards.  We provide a valuation allowance on our deferred tax assets when it is more likely than not that such deferred tax assets will not be realized. We have a valuation allowance against 99% and 100% of our net deferred tax assets at December 31, 2014 and 2013, respectively.

ASC 740 requires that we recognize in the consolidated financial statements the effect of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position.  The first step is to determine whether or not a tax benefit should be recognized.  A tax benefit will be recognized if the weight of available evidence indicates that the tax position is more likely than not to be sustained upon examination by the relevant tax authorities.  The recognition and measurement of benefits related to our tax positions requires significant judgment as uncertainties often exist with respect to new laws, new interpretations of existing laws, and rulings by taxing authorities.  Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known.  For tax liabilities, we recognize accrued interest related to uncertain tax positions as a component of income tax expense, and penalties, if incurred, are recognized as a component of operating expense.

Our foreign subsidiaries are subject to income taxes in their respective countries, as well as U.S. Federal and state income taxes. The income tax payments they make outside the U.S. give rise to foreign tax credits that we may use to offset taxable income in the United States.

Foreign Currency Translation

The consolidated financial statements are presented in our company’s functional and reporting currency, which is the U.S. dollar. For the foreign subsidiaries whose functional currency is other than the U.S. dollar (the British Pound Sterling or GBP for RLJE U.K. and RLJE Ltd.; and Australian dollar for RLJE Australia), balance sheet accounts, other than equity accounts, are translated into U.S. dollars at exchange rates in effect at the end of the period and income statement accounts are translated at average monthly exchange rates. Equity accounts are translated at historical rates. Translation gains and losses are included as a separate component of equity. Gains and losses from foreign currency denominated transactions are included in the statement of operations as a component of other income (expense).

Fair Value of Financial Instruments

The carrying amount of our financial instruments, which principally include cash, trade receivables, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The carrying amount of our debt and notes payable approximates fair value as the debt bears market interest rates of interest.  Our estimate of fair value is based on the recent refinancing of our notes.  We consider this assessment of fair value to be a Level 3 assessment.

ASC 820, Fair Value Measurements and Disclosures (or ASC 820), defines fair value, establishes a framework for measuring fair value under U.S. GAAP and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair-value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Our recurring fair value measurements of financial assets and liabilities and our nonrecurring fair value measurements of assets and liabilities are disclosed in Note 14, Fair Value Measurements.

Concentrations of Credit Risk

Financial instruments which potentially subject RLJE to concentrations of credit risk consist primarily of deposit accounts and trade accounts receivable. RLJE maintains bank accounts at financial institutions, which at times may exceed amounts insured by the Federal Deposit Insurance Corporation (or FDIC) and Securities Investor Protection Corporation (or SIPC). We place our cash with several financial institutions which are reputable and therefore bear minimal credit risk. RLJE has never experienced any losses related to these balances.

With respect to trade receivables, we perform ongoing credit evaluations of our customers’ financial conditions and limit the amount of credit extended when deemed necessary but generally require no collateral.

Major Customers and Distribution Facilitators

We have a high concentration of net revenues from relatively few customers, the loss of which may adversely affect our liquidity, business, results of operations, and financial condition.  During 2014, our net revenues from Amazon accounted for 19.0% of our net revenues.  Our top five customers accounted for approximately 46.2% of our net revenues for the same period.  During 2013, Amazon and Entertainment One Films Canada accounted for approximately 13.6% and 10.3%, respectively, of our net revenues.  Our top five customers accounted for approximately 42.1% of our net revenues for 2013.

We may be unable to maintain favorable relationships with our retailers and distribution facilitators such as, Sony Pictures Home Entertainment (or SPHE) and Sony DADC UK Limited.  Further, our retailers and distribution facilitators may be adversely affected by economic conditions.  If we lose any of our top customers, or if any of these customers reduces or cancels a significant order, it could have a material adverse effect on our liquidity, business, results of operations, and financial condition.

Our high concentration of sales to relatively few customers (and use of a third-party to manage collection of substantially all packaged goods receivables) may result in significant uncollectible accounts receivable exposure, which may adversely affect our liquidity, business, results of operations, and financial condition.  As of December 31, 2014, SPHE and Netflix accounted for approximately 44.0% and 21.4%, respectively, of our gross accounts receivable.  At December 31, 2013, SPHE and Netflix accounted for approximately 43.8% and 17.3%, respectively, or our gross accounts receivable.

Property, Equipment and Improvements

Property, equipment and improvements are stated at cost less accumulated depreciation and amortization.  Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are expensed as incurred.  Internal-use software development costs are capitalized if the costs were incurred while in the application development stage, or if the costs were for upgrades and enhancements that provide additional functionality.  Training and data-conversion costs are expensed as incurred.  We cease capitalizing software costs and start depreciating the software once the project is substantially complete and ready for its intended use.

Depreciation and amortization are computed by applying the straight-line method over the estimated useful lives of the furniture, fixtures and equipment (3-7 years), and software (3 years).  Leasehold improvements are amortized over the shorter of the useful life (10 years) of the improvement or the life of the related leases.

Impairment of Long-Lived Assets

We review long-lived and specific, definite-lived, identifiable intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  An impairment loss of the excess of the carrying value over fair value would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.  We have no intangible assets with indefinite useful lives.

Leases

We lease all of the office space utilized for our operations.  All of our leases are operating leases in nature.  A majority of our leases have fixed incremental increases over the lease terms, which are recognized on a straight-line basis over the term of the lease.

Equity Method Investments

We use the equity method of accounting for investments in companies in which we do not have voting control but where we do have the ability to exert significant influence over operating decisions of the companies.  Our equity method investments are periodically reviewed to determine whether there has been a loss in value that is other than a temporary decline.

Debt Discounts

The difference between the principal amount of our debt and the amount recorded as the liability represents a debt discount. The carrying amount of the liability is accreted up to the principal amount through the amortization of the discount, using the effective interest method, to interest expense over the expected term of the debt.

Advertising Costs

Our advertising expense consists of expenditures related to advertising in trade and consumer publications, product brochures and catalogs, booklets for sales promotion, radio advertising and other promotional costs.  In accordance with ASC 720-35, Other Expenses—Advertising Costs, and ASC 340-20, Other Assets and Deferred Costs—Capitalized Advertising Costs, we expense advertising costs in the period in which the advertisement first takes place.  Product brochures and catalogs and various other promotional costs are capitalized and amortized over the expected period of future benefit, but generally not exceeding six months.  Advertising and promotion expense are included as a component of selling expenses.  For the years ended December 31, 2014 and 2013, advertising expense was $3.3 million and $3.4 million, respectively.

Stock Options and Restricted Stock Awards

We expense our stock-based awards in accordance with ASC 718, Compensation—Stock Compensation (or ASC 718).  ASC 718 establishes standards with respect to the accounting for transactions in which an entity exchanges its equity instruments for goods or services, or incurs liabilities in exchange for goods or services, that are based on the fair value of the entity’s equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.  ASC 718 requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award.  Expense recognized is reduced by estimated forfeitures.

Earnings/Loss per Share

Basic earnings/loss per share is computed using the weighted-average number of common shares outstanding during the period.  Diluted earnings per share are computed using the combination of dilutive common share equivalents and the weighted-average shares outstanding during the period.  For the periods reporting a net loss, diluted loss per share is equivalent to basic loss per share, as inclusion of common share equivalents would be anti-dilutive.

Recently Issued Accounting Standards

On May 28, 2014, the Financial Accounting Standards Board issued accounting standard update (or ASU) No. 2014-09, Revenue from Contracts with Customers (or ASU 2014-09), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for RLJE on January 1, 2017. Early application is not permitted. The standard permits the use of one of three transition methods. We are evaluating the effect that ASU 2014-09 will have on our consolidated financial statements and related disclosures. We are also assessing the transition methods available to implement this new accounting standard.  This update could impact the timing and amounts of revenue recognized within our consolidated financial statements.

On August 27, 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements — Going Concern (or ASU 2014-09), which is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures.  This ASU provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes.  Under U.S. GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. Currently, U.S. GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures.  We will adopt this ASU beginning with annual period ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016.  Upon adoption, we will begin evaluating going concern under this guidance.

NOTE 3.	SEGMENT INFORMATION

In accordance with the requirements of the ASC 280 “Segment Reporting,” selected financial information regarding our reportable business segments, IP Licensing, Wholesale, and Direct-to-Consumer, is presented below.  Our reportable segments are determined based on the distinct nature of their operations, and each segment is a strategic business unit that is managed separately and either exploits our content over a different customer base or acquires content differently.  Our IP Licensing segment includes intellectual property (or content) owned or created by us, other than certain fitness related content, that is licensed for exploitation worldwide. The IP Licensing segment includes our investment in ACL. Our Wholesale segment consists of the acquisition, content enhancement and worldwide exploitation of exclusive content in various formats, including DVD, Blu-ray, digital, broadcast (including cable and satellite), VOD, streaming video, downloading and sublicensing. Our Direct-to-Consumer segment consists of our mail-order catalog and e-commerce businesses and our proprietary digital streaming channels.

Management currently evaluates segment performance based primarily on revenue, and operating income (loss), including earnings from ACL. Operating costs and expenses allocated below to Corporate include only those expenses incurred by us at the parent corporate level, which are not allocated to our reporting segments, and include costs associated with RLJE’s corporate functions such as finance and accounting, human resources, legal and information technology departments.  Interest expense, change in the fair value of stock warrants, loss on extinguishment of debt, other income (expense) and benefit (provision) for income tax are evaluated by management on a consolidated basis and are not allocated to our reportable segments.

The following tables summarize the segment contribution for the years ended December 31, 2014 and 2013:

(In thousands)	Year Ended December 31, 2014
	IP Licensing	Wholesale	Direct-to- Consumer	Corporate	Total

Revenue	$8,752	$91,379	$37,558	$—	$137,689
Operating costs and expenses	(6,662)	(85,595)	(41,413)	(11,975)	(145,645)
Depreciation and amortization	(115)	(1,684)	(3,415)	(480)	(5,694)
Goodwill impairment	—	—	(981)	—	(981)
Share in ACL earnings	2,580	—	—	—	2,580
Segment contribution	$4,555	$4,100	$(8,251)	$(12,455)	$(12,051)

(In thousands)	Year Ended December 31, 2013
	IP Licensing	Wholesale	Direct-to- Consumer	Corporate	Total

Revenue	$8,019	$115,397	$41,414	$—	$164,830
Operating costs and expenses	(7,967)	(118,455)	(44,762)	(11,087)	(182,271)
Depreciation and amortization	(89)	(3,115)	(2,931)	(39)	(6,174)
Share in ACL earnings	3,296	—	—	—	3,296
Segment contribution	$3,259	$(6,173)	$(6,279)	$(11,126)	$(20,319)

Operating costs and expenses exclude costs related to depreciation and amortization, as well as goodwill impairments, which are separately presented in the tables above.  Included in our Wholesale segment contribution for the year ended December 31, 2014 is a loss of $3.1 million incurred during the sell-off period under a terminated feature film content output deal that was recognized in the first quarter of 2014.

During the year ended December 31, 2013, we recognized additional operating costs and expenses of approximately $11.5 million, which was primarily recognized within our Wholesale segment as follows:  $4.6 million when management entered into an early termination of a feature film content output deal, increased reserves for inventory and content impairments in the aggregate of approximately $3.4 million, primarily attributable to costs associated with transitioning of the Image/Madacy product line, increased integration costs from a distributor when we combined our Image and Acorn operations of $1.1 million, and $2.4 million associated with entering into certain severance agreements.

A reconciliation of total segment contribution to income (loss) before provision for income taxes is as follows:

(In thousands)	Years Ended December 31,
	2014	2013

Total segment loss	$(12,051)	$(20,319)
Interest expense, net	(9,459)	(8,279)
Change in fair value of stock warrants	3,522	201
Loss on extinguishment of debt	(1,457)	—
Other expense	(1,356)	(479)
Loss before provision for income taxes	$(20,801)	$(28,876)

Total revenue by geographical location is as follows:

(In thousands)	Years Ended December 31,
	2014	2013

United States	$112,325	$138,964
United Kingdom	23,501	24,103
Other	1,863	1,763
Net Revenues	$137,689	$164,830

Revenues are attributed to geographical locations based on where our customers reside.

Total assets for each segment primarily include accounts receivable, inventory, and investments in content. The Corporate segment primarily includes assets not fully allocated to a segment including consolidated cash accounts, certain prepaid assets and fixed assets used across all segments.

Total assets by segment are as follows:

(In thousands)	December 31,
	2014	2013

IP Licensing	$30,197	$36,127
Wholesale	140,935	160,968
Direct-to-Consumer	12,049	15,964
Corporate	8,873	7,211
	$192,054	$220,270

During the year ended December 31. 2014, we had capital expenditures of $2.0 million, which includes $300,000 that was accrued for in accounts payable.  The capital expenditures by segment during 2014 were $437,000, $716,000, $437,000 and $365,000 for the IP Licensing, Wholesale, Direct-to-Consumer and Corporate segments, respectively.

Long-lived assets by geographical location are as follows:

(In thousands)	December 31,
	2014	2013

United States	$111,445	$127,260
United Kingdom	39,400	45,310
Other	1,496	1,586
Total long-lived assets	$152,341	$174,156

Long-lived assets include goodwill, other intangibles assets, equity investment in ACL, investments in content, and property, equipment and improvements.

NOTE 4.	EQUITY EARNINGS IN AFFILIATE

In February 2012, Acorn Media acquired a 64% interest in ACL for total purchase consideration of £13.7 million or approximately $21.9 million excluding direct transaction costs.  The acquisition gave Acorn Media a majority ownership of ACL’s extensive works including more than 80 novels and short story collections, 19 plays, and a film library of over 100 made-for-television films.

We account for our investment in ACL using the equity method of accounting because (1) Acorn Media is only entitled to appoint one-half of ACL’s board members and (2) in the event the board is deadlocked, the chairman of the board, who is appointed by the directors elected by the minority shareholders, casts a deciding vote.

As of the Business Combination, our 64% share of the difference between ACL’s fair value and the amount of underlying equity in ACL’s net assets was approximately $18.7 million.  This basis-difference is primarily attributable to the fair value of ACL’s copyrights, which expire in 2046, and is being amortized through 2046 using the straight-line method.  Basis-difference amortization is recorded against our share of ACL’s net income in our consolidated statements of operations, however this amortization is not included within ACL’s financial statements.

A summary of the ACL investment account is as follows:

(In thousands)

Investment balance at December 31, 2012	$25,449
Share of income	3,834
Dividends received	(4,005)
Basis-difference amortization	(538)
Translation adjustment	493
Investment balance at December 31, 2013	25,233
Share of income	3,169
Dividends received	(4,040)
Basis-difference amortization	(589)
Translation adjustment	(1,492)
Investment balance at December 31, 2014	$22,281

The following summarized financial information is derived from financial statements of ACL as of December 31, 2014 and 2013 (balance sheets), and for the years ended December 31, 2014 and 2013 (income statements):

(In thousands)	December 31,
	2014	2013

Cash	$4,107	$3,683
Film costs	14,728	9,835
Other assets	10,322	8,294
Production obligation payable	(3,007)	—
Deferred revenues	(15,527)	(8,895)
Other liabilities	(2,147)	(2,396)
Equity	$8,476	$10,521

	Years Ended December 31,
(In thousands)	2014	2013

Revenues	$13,460	$36,976
Film cost amortization	(3,349)	(25,558)
General, administrative and other expenses	(3,542)	(3,307)
Income from operations	6,569	8,111
Net income	$4,939	$5,985

Balance sheet amounts have been translated from the GBP to U.S. dollar using the December 31, 2014 and 2013 exchange rates.  Income statement amounts have been translated from the GBP to U.S. dollar using the average exchange rate for each of the years presented.

NOTE 5.	ACCOUNTS RECEIVABLE

Accounts receivable are primarily derived from:  (1) the sale of physical content (DVDs) to retailers and wholesale distributors who ship to mass retail, (2) direct-to-consumer, e-commerce, catalog and download-to-own sales and (3) video content we license to broadcast, cable/satellite providers and digital subscription platforms like Netflix and Amazon.  Our accounts receivable typically trends with retail seasonality.

(In thousands)	December 31,
	2014	2013

Wholesale	$23,922	$30,966
IP Licensing	608	—
Direct-to-Consumer	762	67
Accounts receivable before allowances and reserves	25,292	31,033
Less: reserve for returns	(7,870)	(10,690)
Less: allowance for doubtful accounts	(33)	(19)
Accounts receivable, net	$17,389	$20,324

Wholesale receivables are primarily billed and collected by our U.S. distribution facilitation partner, SPHE.  Each quarter, our distribution partners preliminarily settle our wholesale receivables assuming a timing lag on collections and an average-return rate.  When actual returns differ from the amounts previously assumed, adjustments are made that give rise to payables and receivables between us and our distribution partners.  Amounts vary and tend to be seasonal following our sales activity.  As of December 31, 2014, we owed our distribution partners $3.1 million for receivables settled as of year-end; and as of December 31, 2013, our distribution partners owed us $700,000 for receivables settled as of year-end.  The wholesale receivables are reported net of amounts owed to the distribution partner as amounts are offset against each other when settling.

Our Direct-to-Consumer receivable represents amounts due to us from our merchant bank related to our credit card transactions processed as of year-end.

NOTE 6.	INVENTORIES

Inventories are summarized as follows:

(In thousands)	December 31,
	2014	2013

Packaged discs	$9,580	$11,340
Packaging materials	1,309	1,873
Other merchandise (1)	2,140	2,376
Inventories	$13,029	$15,589

(1)	Other merchandise consists of third-party products, primarily gifts, jewelry, and home accents.

For each reporting period, we review the value of inventories on hand to estimate the recoverability through future sales.  Values in excess of anticipated future sales are booked as obsolescence reserve.  Our obsolescence reserve was $11.1 million and $6.5 million as of December 31, 2014 and 2013, respectively.

During the years ended December 31, 2014 and 2013, we incurred impairment charges associated with our inventories due to adjustments for lower of cost or market valuation, shrinkage, and excess and obsolescence of $2.4 million and $6.5 million, respectively.  During the second quarter of 2013, we recorded an inventory impairment charge of $3.3 million resulting from the early termination arrangement with a content supplier. The impairment charge reflected the shortened sell-off period ending March 2014.

NOTE 7.	PROPERTY, EQUIPMENT AND IMPROVEMENTS

Property, equipment and improvements are summarized as follows:

	December 31,
(In thousands)	2014	2013

Furniture, fixtures and equipment	$1,799	$1,226
Software	1,477	1,174
Leasehold improvements	610	533
Property, equipment and improvements	3,886	2,933
Less: accumulated depreciation and amortization	(1,514)	(1,174)
Property, equipment and improvements, net	$2,372	$1,759

Depreciation expense for the years ended December 31, 2014 and 2013 was $878,000, and $869,000, respectively.  We capitalized $181,000 of internal-use software development costs for the year ended December 31, 2013.  We did not capitalize any internal-use software development costs for the year ended December 31, 2014.

During the periods ended December 31, 2014 and 2013, there was no impairment to property, equipment and improvements.

NOTE 8.	INVESTMENTS IN CONTENT

Investments in content are as follows:

	December 31,
(In thousands)	2014	2013

Released	$57,766	$66,527
Completed, not released	7,205	10,387
In-production	2,554	4,727
Investments in content, net	$67,525	$81,641

Investments in content are stated at the lower of unamortized cost or estimated fair value. The valuation of investments in content is reviewed on a title-by-title basis when an event or change in circumstances indicates that the fair value of content is less than its unamortized cost.  Impairment charges for the years ended December 31, 2014 and 2013 were $4.8 million and $6.4 million, respectively.  Impairments are included in cost of sales.  As a result of the early termination with a content supplier during the quarter ended June 30, 2013, we incurred during 2013 accelerated amortization and an impairment charge totaling $1.5 million reflecting the shortened content distribution arrangement.

In determining the fair value of content (Note 14, Fair Value Measurements), we employ a discounted cash flows (or DCF) methodology.  Key inputs employed in the DCF methodology include estimates of ultimate revenue and costs, as well as a discount rate.  The discount rate utilized in the DCF analysis is based on a market participant’s weighted average cost of capital plus a risk premium representing the risk associated with producing a particular type of content.

Our estimated future amortization for investments in content is as follows:

(In thousands)
Period	Estimated Amortization	Percentage

1 Year	$18,046	31.2%
2 - 3 Years	22,102	38.3%
4 - 5 Years	10,814	18.7%
Thereafter	6,804	11.8%
	$57,766	100.0%

NOTE 9.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill by segment is as follows:

 (In thousands)
	Wholesale	Direct-to- Consumer	Total

Balance as of January 1, 2013
Goodwill	$36,772	$9,416	$46,188
Final purchase price allocation and adjustments	6,264	(6,580)	(316)

Balance as of December 31, 2013
Goodwill	43,036	2,836	45,872

Impairment loss during year	—	(981)	(981)

Balance as of December 31, 2014
Goodwill	43,036	2,836	45,872
Accumulated impairment losses	—	(981)	(981)
	$43,036	$1,855	$44,891

Of the goodwill recognized, approximately $21.4 million will be amortized over 15 years for tax purposes giving rise to a future tax deduction.

Goodwill was tested for impairment for the periods presented and an impairment loss of $981,000 was recognized during 2014 within our Direct-to-Consumer segment.  No impairments were recognized during 2013.

During the fourth quarter of 2014, the stock price of our publicly traded common stock decreased by 48% and our Direct-to-Consumer segment recognized lower revenue during the quarter compared to prior year’s fourth quarter.  Given the magnitude of these decreases, we considered these to be triggering events and hired a valuation firm to fair value our reporting units that held the majority of our goodwill.  The valuation firm fair valued our reporting units using both the market approach (by using comparable businesses) and the income approach. Significant inputs were the selection of comparable companies, our five-year forecast and a risk-appropriate discount rate of 18%.  The results of the valuations were that only our Direct-to-Consumer segment in the UK had a carrying book value in excess of its fair value.  Management assessed the amount of implied goodwill within this reporting unit and concluded that its goodwill was fully impaired.  The goodwill that remains in our Direct-to-Consumer segment is associated with our proprietary SVOD channels.

Other Intangibles

A summary of our intangibles and accumulated amortization are as follows:

	December 31, 2014
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net

Trade name	$10,950	$(1,642)	$9,308
Customer relationships	9,290	(6,039)	3,251
Websites	3,331	(2,211)	1,120
Supplier contracts	1,720	(609)	1,111
Option for future content	900	(418)	482
Leases	400	(400)	—
	$26,591	$(11,319)	$15,272

	December 31, 2013
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net

Trade name	$10,950	$(913)	$10,037
Customer relationships	9,290	(3,484)	5,806
Websites	2,962	(1,386)	1,576
Supplier contracts	1,720	(338)	1,382
Option for future content	900	(78)	822
Leases	400	(372)	28
	$26,222	$(6,571)	$19,651

Amortization expense for the years ended December 31, 2014 and 2013 was $4.8 million and $5.3 million, respectively.  Costs incurred to develop, upgrade or enhance functionality of websites are capitalized while website operating costs are expensed as incurred.  During the periods ended December 31, 2014 and 2013, we capitalized $437,000 and $173,000 of costs related to our websites, respectively.

As of December 31, 2014, the remaining amortization by year for intangible assets is as follows:

(In thousands)
Year Ended December 31,
Amount

2015	$3,654
2016	2,185
2017	1,849
2018	1,013
2019	913
Thereafter	5,658
$15,272

NOTE 10.	DEBT

Debt as of December 31, 2014 consists of the following:

(In thousands)	Maturity Date	Interest Rate	December 31, 2014

Senior secured term notes	September 11, 2019	LIBOR + 9.9% - 10.64%	$69,388
Less: debt discount			(4,509)
Total senior-term notes, net of discount			64,879

Subordinated notes payable to prior Image shareholders	October 3, 2018	12%	16,034

Debt			$80,913

Debt as of December 31, 2013 consists of the following:

(In thousands)	Maturity Date	Interest Rate	December 31, 2013

Revolving credit facility	October 3, 2017	Prime + 5% or LIBOR + 6%	$14,949

Senior secured term notes:
Term loan – A	October 3, 2017	Prime or LIBOR + 4.5% - 5.5%	20,476
Term loan – B	April 3, 2018	Prime or LIBOR + 6.25% - 7.25%	12,287
Term loan – C	April 3, 2018	Prime or LIBOR + 9.25% - 10.25%	15,517
Principal balance outstanding			48,280
Less: debt discount			(2,007)
Total senior term notes			46,273

Subordinated notes payable prior Image shareholders	October 3, 2018	12%	15,042
Debt, net of discount			76,264

Subordinated production loan - Foyle's War	November 8, 2014	LIBOR + 2.15%	1,294
Debt			$77,558

On September 11, 2014, we refinanced our secured debt into a new credit agreement with new lenders.

Future minimum principal payments as of December 31, 2014 are as follows:

(In thousands)
	Senior Notes	Subordinated Notes	Total

2015	$2,450	$—	$2,450
2016	2,975	—	2,975
2017	4,375	—	4,375
2018	59,588	16,034	75,622
	$69,388	$16,034	$85,422

Currently, the subordinated notes mature in 2018 and the senior notes mature in 2019; however, if we do not subsequently extend the subordinated debt maturity beyond 2019, then the new senior notes’ maturity would accelerate in conjunction with the repayment of the subordinated notes in 2018.  The above table reflects the assumption that no extension of the subordinated notes occurs.  The senior notes’ minimum principal payments in 2018 would be $5.3 million if the senior notes’ maturity is not accelerated.

New Credit Agreement

On April 15, 2015, we amended our Credit Agreement (as defined below).  The amended terms are disclosed in our subsequent events footnote (See Note 23, Subsequent Events).

On September 11, 2014, we entered into a $70.0 million Credit and Guaranty Agreement (the “Credit Agreement”) with a syndicate of lenders led by McLarty Capital Partners, as administrative agent. The Credit Agreement consists of a term loan totaling $70.0 million with a maturity of five years, at an interest rate equal to (a) LIBOR plus 10.64% for so long as the unpaid principal amount of the Credit Agreement is greater than $65.0 million, and (b) LIBOR plus 9.9% thereafter.  LIBOR has a floor of 0.25%.  Principal payment obligations as a percentage of the amount initially borrowed are 3.5% per annum paid quarterly for the first two years, 5.0% for the third year and 7.5% for the remaining term with any unpaid principal balance due at maturity.  The obligations under the Credit Agreement are secured by a lien on substantially all of our consolidated assets pursuant to the Pledge and Security Agreement, dated as of September 11, 2014.

Under the Credit Agreement, interest and principal is payable quarterly with principal payments beginning on December 31, 2014. Beginning in 2016, we are obligated to make certain accelerated principal payments annually which are contingent upon: (1) the occurrence of consolidated excess cash flows, as defined in the Credit Agreement, and (2) only to the extent at which such excess cash flows are above our minimum cash threshold of $12.0 million.  We are permitted to make additional voluntary principal payments under the Credit Agreement, but prepayments are subject to an applicable prepayment premium of:  (a) 5% if prepaid during the first year, (b) 3% if prepaid during the second year, and (c) 1.5% if prepaid during the third year.  The first $5.0 million of voluntary prepayment is not subject to any prepayment premium.

We incurred $4.9 million in original issuance discounts and other related fees paid to lenders under the Credit Agreement.  We also incurred $1.3 million in fees for legal and other professional services.  Repayment of our previous credit facility included principal and accrued interest of $56.1 million ($15.0 million for our revolving credit facility and $41.1 million for our term loans and accrued interest).

The Credit Agreement contains certain financial and non-financial covenants beginning on December 31, 2014.  Financial covenants are assessed quarterly and are based on Adjusted EBITDA, as defined in the Credit Agreement.  Financial covenants vary each quarter and generally become more restrictive over time.  Financial covenants include the following:

	December 31, 2014	2015	2016	Thereafter
Leverage Ratios:

Senior debt-to-Adjusted EBITDA	4.64 : 1.00	Ranges from 4.87 : 1.00 to 4.03 : 1.00	Ranges from 3.86 : 1:00 to 2:67 : 1.00	2.67 : 1.00
Total debt-to-Adjusted EBITDA	5.71 : 1.00	Ranges from 6.09 : 1.00 to 5.06 : 1.00	Ranges from 4.82 : 1:00 to 3.44 : 1.00	3.44 : 1.00
Fixed charge coverage ratio	1.10 : 1.00	Ranges from 1.07 : 1.00 to 1.20 : 1.00	Ranges from 1.24 : 1.00 to 1.59 : 1.00	1.59 : 1.00

We are also obligated to maintain a minimum valuation ratio computed on the outstanding principal balance of our senior debt compared to the sum of our valuations of our content library and our investment in ACL.  To the extent the valuation ratio exceeds the allowed threshold, we are obligated to make an additional principal payment such that the threshold would not be exceeded after giving effect of this payment.  The valuation threshold is 83% as long as the unpaid principal balance exceeds $65.0 million and 75% thereafter.

The Credit Agreement contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross defaults to certain other contracts (including, for example, business arrangements with Sony Pictures Home Entertainment and other material contracts) and indebtedness and events constituting a change of control or a material adverse effect in any of our results of operations or conditions (financial or otherwise).  The occurrence of an event of default will increase the applicable rate of interest and could result in the acceleration of our obligations under the Credit Agreement.

The Credit Agreement imposes restrictions on such items as encumbrances and liens, payments of dividends, other indebtedness, stock repurchases, capital expenditures and entering into new lease obligations.  Additional covenants restrict our ability to make certain investments, such as loans and equity investments, or investments in content that are not in the ordinary course of business.  Pursuant to the new Credit Agreement, we must maintain at all times a cash balance of $3.5 million.  As of December 31, 2014, we were in compliance with our Credit Agreement.

When repaying the previous credit facility, we recognized a $1.5 million loss from the early extinguishment of debt, which is reported separately within our statement of operations.  This loss primarily represented the unamortized debt discount and deferred financing costs at the time of repayment of our prior credit facility.

Subordinated Notes Payable and Other Debt

On April 15, 2015, we amended our subordinated promissory notes that were issued to the selling preferred stockholders of Image.  The amended terms are disclosed in our subsequent events footnote (See Note 23, Subsequent Events).

In October 2012, we issued unsecured subordinated promissory notes in the aggregate principal amount of $14.8 million to the selling preferred stockholders of Image.  The subordinated notes mature on the earlier of October 3, 2018 or six months after the latest stated maturity of the senior debt issued pursuant to the Credit Agreement.  The unsecured subordinated notes bear an interest rate of 12% per an annum, of which 5.4% is payable in cash annually and at our discretion the balance is either paid through the issuance of shares of our common stock valued at their then-current market price, or accrues and is added to the principal, which is payable upon maturity.  During the second quarter of 2014, interest was due of $1.8 million of which $992,000 was added to the principal balance of these notes and the remainder was paid to the debt holders.  At December 31, 2014, our principal balance due pursuant to these notes was $16.0 million.

In October 2013, we began our production of the next season of the franchise series of Foyle’s War.  Acorn Productions Limited and Acorn Global Enterprises Limited, both wholly-owned subsidiaries of RLJE Ltd., entered into a cash advance facility (the FW9 Facility) with Coutts and Co., a U.K. based lender, for purposes of producing three ninety-minute television programs entitled “Foyle’s War Series 9.” The facility carried interest at a rate of LIBOR plus 2.15%.  Interest and repayment of advances received were due on or before November 8, 2014.  This facility was substantially secured by (i) executed license agreements whereby we have pre-sold certain broadcast and distribution rights and (ii) U.K. tax credits based on anticipated qualifying production expenditures.  The assets and intellectual property are collateral of the Credit Agreement now that the loan is fully paid and settled.  At December 31, 2014, this production loan was fully repaid.

NOTE 11.	STOCK WARRANTS

RLJE had the following warrants outstanding:

	December 31, 2014
(In thousands, except per share data)	Shares	Exercise Price	Remaining Life
Registered warrants	15,375	$12.00	2.75 years
Sponsor warrants	3,817	$12.00	2.75 years
Unregistered warrants	1,850	$12.00	2.75 years
	21,042

At December 31, 2013 the same amount of shares at the same exercise price were outstanding with a remaining life of 3.75 years.  The warrants have a term of five years beginning October 3, 2012, and provide the warrant holder the right to acquire a share of our common stock for $12.00 per share. The warrants are redeemable by us for $0.01 per warrant share if our common stock trades at $17.50 or more per share for 20 out of 30 trading days. The warrants contain standard anti-dilution provisions.

The warrants contain a provision whereby the exercise price will be reduced if RLJE reorganized as a private company.  The reduction in exercise price depends upon the amount of other consideration, if any, received by the warrant holders in the reorganization and how many years after the Business Combination reorganization is consummated.  Generally, the reduction in exercise price would be between $6.00 and $9.00 assuming no additional consideration was received.  Because of this provision, all warrants are being accounted for as a derivative liability in accordance with ASC 815-40, Contracts in Entity’s Own Equity.

The fair value of the warrants as of December 31, 2014 and 2013 was $601,000 and $4.1 million, respectively.  The valuation of the warrants is a Level 3 measurement.  The registered warrants had been traded on the over-the-counter market and previously were reported as a Level 1 measurement, but due to the lack of trading activity since the first quarter of 2014, the warrant valuation for registered warrants was transferred to Level 3 and valued in the same manner of the Sponsor and unregistered warrants.  Because RLJE has agreed not to exercise its redemption right pertaining to certain warrants held by RLJ SPAC Acquisition LLC (or the Sponsor) and because the unregistered warrants generally have a discounted fair value as compared to the registered warrants, the valuation of the sponsor warrants and the unregistered warrants has always been a Level 3 measurement.  The decrease in the fair value of the warrants for the years ended December 31, 2014 and 2013 was $3.5 million and $201,000, respectfully.

NOTE 12.	EQUITY

Common and Preferred Shares

Our articles of incorporation authorize us to issue up to 250 million shares of common stock and one million shares of preferred stock, par value $0.001 per share.  As of December 31, 2014, there were 13,724,756 shares issued and 13,335,258 shares outstanding.  At December 31, 2013, there were 13,700,862 shares of common stock issued and outstanding.  There were no shares of preferred stock issued or outstanding at December 31, 2014 and 2013.  As of December 31, 2014, the rights and preferences of the preferred stock have not yet been designated.

On April 15, 2015, we issued 15,000 shares of Bridge Preferred Stock.  The terms are disclosed in our subsequent events footnote (See Note 23, Subsequent Events).

On October 3, 2012, in connection with the consummation of the Business Combination, RLJE and certain Image and Acorn Media selling shareholders entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), in which RLJE agreed to use its best efforts to register certain of its securities held by the stockholders who are a party to the Registration Rights Agreement under the Securities Act of 1933, as amended (the “Securities Act”).  Such stockholders are entitled to make up to three demands, excluding short form registration demands, that RLJE register certain of its securities held by them for sale under the Securities Act.  In addition, such stockholders have the right to include their securities in other registration statements filed by RLJE.  At December 31, 2014, no demand had been received.

Included in our common shares outstanding at December 31, 2013 were 898,438 shares held by the Sponsor as part of the initial public offering of RLJE.  These shares were subject to forfeiture over a two-year period if certain stock price targets were not achieved.  As of December 31, 2014, 458,952 common shares have been returned to the Company and the remaining shares were returned in January 2015.

Treasury Shares

As shares are forfeited, they become treasury shares.  Forfeiture of shares occurs when directors or employees resign or stop working for the Company prior to achieving vesting conditions for certain stock-based compensation awards, when performance conditions are not met regardless of continued employment or service or when Sponsor shares are returned to the Company as discussed above.  Treasury shares are available to RLJE for future grants or issuances of shares as elected by the Company.  At December 31, 2014, we had 389,498 of treasury shares outstanding.  At December 31, 2013, we did not have any treasury shares.

NOTE 13.	STOCK-BASED COMPENSATION

Equity Compensation Plan

As of December 31, 2014 and 2013, we had one equity compensation plan.  The 2012 Incentive Compensation Plan of RLJ Entertainment, Inc. (the “Incentive Plan”) was approved by the shareholders of RLJ Acquisition, Image and Acorn Media on September 20, 2012.  The Incentive Plan is administered by the compensation committee of our Board of Directors, and allows the compensation committee to award up to a maximum of 1,244,153 shares under the Incentive Plan.  The compensation committee may award options, stock appreciation rights, restricted stock awards, restricted stock unit awards, bonus stock and awards in lieu of obligations, dividend equivalents, performance awards, and other stock-based awards (as those terms are defined in the Incentive Plan). No person may be granted (i) Options or Stock Appreciation Rights with respect to more than 750,000 shares or (ii) Restricted Stock, Restricted Stock Units, Performance Shares, and/or Other Stock Based Awards with respect to more than 750,000 shares. In addition, no person may be granted awards worth more than $1,000,000 of grant date fair value with respect to any 12-month Performance Period (as that term is defined in the Incentive Plan) under the Incentive Plan, or $2,000,000 with respect to any Performance Period that is more than 12 months.  The maximum term allowed for an option is 10 years and a stock award shall either vest or be forfeited not more than 10 years from the date of grant.

At December 31, 2014 and 2013, there were 787,668 and 883,259 shares, respectively, available for future grants under the Incentive Plan.

Restricted Stock-Based Compensation Grants

Compensation expense relating to the restricted stock awards for the years ended December 31, 2014 and 2013 was $769,000 and $805,000, respectively.  Unrecognized stock-based compensation expense relating to these restricted stock awards of approximately $504,000 at December 31, 2014 is expected to be expensed ratably over the remaining vesting period through June 2016. The weighted average remaining vesting period for non-vested shares is nine months.  Compensation expense related to restricted stock awards is included in general and administrative expenses.

During the year ended December 31, 2014, 190,280 shares of restricted common stock were granted, 182,206 shares were vested and 93,742 shares were forfeited.  Of the 190,280 shares granted, 164,780 shares were granted to executive officers and directors and 25,500 shares were granted to other members of management.  Of the shares forfeited, 65,297 shares of restricted stock were forfeited based upon the failure to achieve the required performance conditions and the remainder of the forfeitures were due to employee resignations.  The shares granted in 2014 were fair valued on the date of grant with a range of $3.49 - $5.00 per share, for a total value of approximately $766,000.  These restricted shares will vest and be expensed over a three-year period for executive management and other management while restricted shares granted to directors vest and are expensed over a one-year period as a component of general and administrative expenses.  The vesting of restricted shares is subject to the achievement of certain service criteria, qualitative performance criteria, or both.  The amount of expense recognized to date has been reduced by estimated forfeitures related to certain performance targets that are not likely to be achieved.  The restricted stock may be subject to further forfeitures if the employee or director terminates his or her service during the vesting period or future performance measures are not achieved.

Restricted stock award activity under the Incentive Plan for the year ended December 31, 2014, and changes during the year then ended are presented below:

(In thousands, except per share data)
	Service Shares		Performance Shares
Restricted Stock-Based Compensation Award Activity	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value

Non-vested shares at January 1, 2014	188	$5.38	135	$5.15
Granted	130	3.76	60	4.60
Vested	(127)	5.51	(56)	4.60
Forfeited	(12)	5.01	(83)	5.16
Non-vested shares at December 31, 2014	179	$4.13	56	$5.09

During the year ended December 31, 2013, 323,316 shares of restricted common stock were granted.  Of the 323,316 shares granted, 233,707 shares were granted to executive officers and directors and 89,609 shares were granted to other members of management. The shares were fair valued on the date of grant with a range of $3.72 - $5.97 per share, for a total value of approximately $1.7 million. These restricted shares will vest and be expensed over a three-year period for executive management and other management while restricted shares granted to directors vest and are expensed over a one-year period as a component of general and administrative expenses.  The vesting of restricted shares is subject to the achievement of certain service criteria, qualitative performance criteria, or both.

Restricted stock award activity under the Incentive Plan for the year ended December 31, 2013, and changes during the year then ended are presented below:

(In thousands, except per share data)
	Service Shares		Performance Shares
Restricted Stock-Based Compensation Award Activity	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value

Non-vested shares at January 1, 2013	38	$7.98	—	$—
Granted	188	5.38	135	5.15
Vested	(38)	7.98	—	—
Forfeited	—	—	—	—
Non-vested shares at December 31, 2013	188	$5.38	135	$5.15

All restricted stock amounts will participate in dividends, if declared, prior to their vesting date.

NOTE 14.	FAIR VALUE MEASUREMENTS

Warrant Liability

We have warrants outstanding to purchase 21,041,667 shares of our common stock, which are recorded at fair value on the consolidated balance sheets.  Of these warrants, 15,375,000 are warrant shares that are registered and traded on the over-the-counter market.  Since the first quarter of 2014, there has been a lack of a trade activity for the registered warrants, and as such, when assessing their fair value we transferred them from Level 1 to Level 3 within the fair-value hierarchy.  At December 31, 2013, when the registered warrants were reported as a Level 1 valuation, we used the closing market price of our market-traded warrants to determine the fair value of these registered warrants.

As of December 31, 2014, we determined the fair value of the registered warrants using a Monte Carlo simulation model.  Inputs to the model are stock volatility, contractual warrant terms (which are remaining life of the warrant, the redemption feature, the exercise price, and assumptions for the reduction in exercise price if we were to reorganize as a private company), the risk-free interest rate, and a discount for the lack of marketability (DLOM) pertaining to the underlying common stock as the shares acquirable are not registered.  We use the closing market price of our common stock to compute stock volatility.  The DLOM is determined using the Finnerty Average-Strike Put Option Marketability Discount Model (Finnerty Model), which takes into consideration the discount period, stock dividend rates, and stock volatility.  This DLOM ranged between 9.1% and 11.24% during 2014.  Assumptions regarding adjustments to the exercise price are based on management’s best estimates of the likelihood of reorganizing as a private company and the amount of the resulting exercise-price adjustment.

The remaining warrants, consisting of Sponsor Warrants of 3,816,667 and unregistered warrants of 1,850,000 are classified as Level 3 within the fair-value hierarchy.  Sponsor Warrants differ from the registered warrants as we have agreed not to exercise our redemption provision as long as the Sponsor continues to hold the warrants.  We determined the fair value of these warrants using a Monte Carlo simulation model and using the same assumptions used for the registered warrants, except we did not include the redemption feature.

Unregistered warrants differ from the registered warrants in that they have not been registered.  We determined the fair value of these warrants by taking the fair value of a registered warrant and discounting it using the Finnerty Model for the lack of marketability as these warrants are not registered.  Prior to June 30, 2014, we determined this DLOM using the estimated fair value of a protective put relative to the fair value of a registered share of common stock.  This DLOM ranged between 17.8% and 34.0% during 2014, and 27.0% and 29.0% during 2013.

The following tables represent the valuation of our warrant liability within the fair-value hierarchy:

(In thousands)	December 31, 2014
	Level 1	Level 2	Level 3	Total

Warrant liability	$—	$—	$601	$601

(In thousands)	December 31, 2013
	Level 1	Level 2	Level 3	Total

Warrant liability	$2,630	$—	$1,493	$4,123

The following tables include a roll-forward of the warrant liability activity classified within Level 1 and Level 3 of the fair-value hierarchy:

(In thousands)	Year Ended December 31, 2014
	Level 1	Level 2	Level 3	Total

Warrant liability at December 31, 2013	$2,630	$—	$1,493	$4,123
Change in fair-value hierarchy	(2,755)	—	2,755	—
Change in fair value of warrant liability	125	—	(3,647)	(3,522)
Warrant liability at December 31, 2014	$—	$—	$601	$601

(In thousands)	Year Ended December 31, 2013
	Level 1	Level 2	Level 3	Total

Warrant liability at December 31, 2012	$2,755	$—	$1,569	$4,324
Change in fair value of warrant liability	(125)	—	(76)	(201)
Warrant liability at December 31, 2013	$2,630	$—	$1,493	$4,123

Investments in Content

When events and circumstances indicate that investments in content are impaired, we determine the fair value of the investment; and if the fair value is less than the carrying amount, we recognize additional amortization expense equal to the excess.  Our nonrecurring fair value measurement information of assets and liabilities is classified in the tables below:

(In thousands)	Year Ended December 31, 2014
	Level 1	Level 2	Level 3	Total	Loss

Investments in content	$—	$—	$21,804	$21,804	$4,817

(In thousands)	Year Ended December 31, 2013
	Level 1	Level 2	Level 3	Total	Loss

Investments in content	$—	$—	$5,693	$5,693	$6,419

During the years ended December 31, 2014 and 2013, the investments in content were impaired by $4.8 million and $6.4 million, respectively.  In determining the fair value of our investments in content, we employ a DCF methodology.  Key inputs employed in the DCF methodology include estimates of a film's ultimate revenue and costs as well as a discount rate.  The discount rate utilized in the DCF analysis is based on our weighted average cost of capital plus a risk premium representing the risk associated with producing a particular film or television program.  As the primary determination of fair value is determined using a DCF model, the resulting fair value is considered a Level 3 measurement.

NOTE 15.	NET INCOME (LOSS) PER COMMON SHARE DATA

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per common share for the years ended December 31, 2014 and 2013:

(In thousands, except per share data)	Years Ended December 31,
	2014	2013
Basic and diluted:

Net loss	$(21,200)	$(31,077)

Denominator - basic and diluted:
Weighted-average common shares outstanding – basic	12,532	12,447
Effect of dilutive securities	—	—
Weighted-average common shares outstanding – diluted	12,532	12,447

Net loss per common share:
Basic and diluted	$(1.69)	$(2.50)

We have outstanding warrants to acquire 21,041,667 shares of common stock that are not included in the computation of diluted net loss per common share as the effect would be anti-dilutive because their exercise price of $12 per share exceeds the fair value of our common stock.  For the years ended December 31, 2014 and 2013, we have weighted average outstanding shares of approximately 613,000 and 898,000, respectively, which are held by founding shareholders that are forfeitable (See Note 12, Equity), that are not included in the computation of basic or diluted net loss per share as the effect would be anti-dilutive.  For the years ended December 31, 2014 and 2013, we have weighted average outstanding shares of approximately 923,000 and 1,084,000 shares, respectively of restricted common stock, that are not included in the computation of basic and diluted net loss per share as the effect would be anti-dilutive.

NOTE 16.	INCOME TAXES

RLJE files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions. Our subsidiaries in the United Kingdom and Australia continue to file income tax returns in their foreign jurisdictions.

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  We must assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that it is more likely than not that such deferred tax assets will not be realized, we must establish a valuation allowance.

As of December 31, 2014, we have a valuation allowance against 99% of our deferred tax assets, which are composed primarily of net operating loss (or NOL) carryforwards that were either acquired in the Business Combination or generated in 2013 and 2014.  Even though we have reserved all of these net deferred tax assets for book purposes, we would still be able to utilize them to reduce future income taxes payable should we have future taxable earnings.  To the extent our deferred tax assets relate to NOL carryforwards, the ability to use such NOLs against future earnings will be subject to applicable carryforward periods.  As of December 31, 2014, we had NOL carryforwards for Federal and state tax purposes of approximately $67.9 million and approximately $60.7 million, respectively, which are available to offset taxable income through 2034.  Our NOL carryforwards begin to expire in 2017.  NOL carryforwards that were acquired in the Business Combination reflect our assessment of an annual limitation on the utilization of these carryforwards due to ownership change limitations as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state limitations.

Income tax expense is summarized below:

(In thousands)	Years Ended December 31,
	2014	2013
Current
Federal	$—	$—

State	66	72

Foreign	145	665
	211	737
Deferred

Federal	(302)	580

State	22	94

Foreign	468	790
	188	1,464

Total Tax Expense	$399	$2,201

Income before provision for income taxes is as follows:

(In thousands)	Years Ended December 31,
	2014	2013

Domestic	$(22,711)	$(33,778)
Foreign	1,910	4,902
	$(20,801)	$(28,876)

The tax effects of temporary differences that give rise to a significant portion of the net deferred tax assets and liabilities at are presented below:

	Years Ended December 31,
(In thousands)	2014		2013
	U.S. Federal and State	Foreign	U.S. Federal and State	Foreign
Deferred tax assets:
Provision for lower of cost or market inventory write-downs	$4,232	$—	$5,174	$—
Net operating loss carryforwards	25,173	416	18,359	—
Allowance for sales returns	1,208	—	1,166	—
Allowance for doubtful accounts receivable	12	—	—	—
Marketing discounts and price protection reserves	2,559	—	1,559	—
Accrued compensation and benefits	173	—	298	—
Tax credits carryforwards	4,156	—	1,980	—
Other	371	13	353	—
Deferred tax assets	37,884	429	28,889	—
Less valuation allowance	(35,837)	(416)	(27,047)	—
Deferred tax assets	2,047	13	1,842	—

Deferred tax liabilities:
Intangible assets	—	—	(1,409)	—
Warrant liability	(1,625)	—	(308)	—
Goodwill amortization	(833)	—	(674)	—
Equity income in ACL	—	(1,604)	—	(1,140)
Other	—	—	(125)	—
Deferred tax liabilities	(2,458)	(1,604)	(2,516)	(1,140)
Net deferred tax assets and liabilities	$(411)	$(1,591)	$(674)	$(1,140)

A reconciliation of income tax benefit based on the federal statutory rate to actual income tax expense (benefit) is as follows:

(In thousands)	Years Ended December 31,
	2014	2013

Expected income tax benefit - 34%	$(7,072)	$(9,818)
Income not subject to income tax	—	(1,499)
State income taxes, net of federal benefit	66	73
Non-deductible expenses	93	85
Change in valuation allowance	9,206	13,406
Change in prior year deferred tax allowance	(671)	—
Foreign income taxes	145	—
Foreign tax credit	(1,132)	—
Other	(236)	(46)
Total tax expense	$399	$2,201

Our significant tax returns are filed in the following jurisdictions:  United States, United Kingdom and in the following states:  Maryland, California and Illinois.  The tax years for 2009 through 2014 remain open to examination.  We are not currently under examination by any of the jurisdictions where we file significant tax returns.  We believe that our tax filing positions and deductions will be sustained if audited and we do not anticipate any adjustments that would result in a material adverse effect on our financial condition, results of operations, or cash flow.  Therefore, no reserves for uncertain tax positions have been recorded.

NOTE 17.	STATEMENTS OF CASH FLOWS

Supplemental Disclosures

	2014	2013
Cash paid during the period for:
Interest	$7,016	$4,765
Income taxes	$499	$2,565

During 2014 we incurred capital expenditures of $2.0 million of which $300,000 was accrued for and included within accounts payable and accrued liabilities as of year-end.

NOTE 18.	CUSTOMER RELATIONSHIP

During the year ended December 31, 2013, we terminated our business relationship with an inventory fulfillment partner and recorded a sales return of approximately $2.9 million, which negatively impacted our gross margin by approximately $1.3 million.  Additionally, we agreed to terms to early terminate a content output agreement with a content supplier effective December 31, 2013, exclusive of a 90-day sell off period. The result of the termination was a non-cash charge of approximately $4.6 million, which includes $603,000 of accumulated amortization, recorded in the second quarter of 2013, related to its unamortized content assets and inventories on the Company’s balance sheet.

NOTE 19.	SEVERANCE

During the year ended December 31, 2013, we incurred severance charges of $2.4 million as part of the implemented reorganization from the formation of RLJE with former employees.  During the year ended December 31, 2014, we recognized additional severance charges of $548,000.  The severance charges were recorded as a component of general and administrative expense.

NOTE 20.	EMPLOYEE BENEFITS

Effective October 3, 2012, we established the RLJ Entertainment 401(k) Plan, a defined contribution 401(k) plan for the benefit of employees meeting certain eligibility requirements.  Under the plan, participants may contribute a portion of their earnings on a pre-tax basis.  Employee contributions are forwarded to the plan administrator and invested in various funds at the discretion of the employee.  RLJE matches a portion of those contributions based upon the employee’s compensation status in accordance with the U.S. Internal Revenue Code.  Our U.S. sponsor plan contributes up to four percent depending on the employee’s contribution beginning one month after the date of hire.  Our U.K. and Australia subsidiaries sponsor plans contribute between three to seven percent and nine percent, respectively, to employees beginning after a probationary period of three months to one year.

During the years ended December 31, 2014 and 2013, we incurred compensation expenses of $539,000 and $560,000, respectively, related to these plans.

NOTE 21.	COMMITMENTS AND CONTINGENCIES

Operating Leases

RLJE’s principal executive office is located in Silver Spring, Maryland.  We also maintain offices in Woodland Hills, California; Stillwater, Minnesota; London, England and Sydney, Australia with varying terms and expiration dates.  All locations are leased.  A summary of our locations is as follows:

Location	Primary Purpose	Lease Expiration	Reporting Segment (1)
Silver Spring, MD	Executive Office/Administrative/Sales/ Content Acquisition	November 15, 2020	Corporate
Woodland Hills, CA	Administrative/Sales/Content Acquisition	June 30, 2021	Wholesale
Stillwater, MN	Sales and Administration for Direct-to-Consumer	April 30, 2022	Direct-to-Consumer
London, England	Content Development and Production/Sales/ Administration for the U.K., including ACL	July 1, 2018	IP Licensing/Wholesale/ Direct-to-Consumer
Sydney, Australia	Sales/Administration	March 1, 2017	Wholesale

(1)	The segment descriptions above reflect the location’s primary activity.

Future minimum annual rental payments by year under operating leases at December 31, 2014, are approximately as follows:

(In thousands)

Year Ended December 31,	Lease Commitment

2015	$1,164
2016	1,166
2017	1,191
2018	1,056
2019	878
Thereafter	1,181
$6,636

Rent expense was $2.0 million and 1.4 million, for the years ended December 31, 2014 and 2013, respectively.

Employment Agreements

At December 31, 2014, our future contractual obligations under four employment agreements are summarized below.  Included in the amounts below are any minimum bonus or agreed-upon amounts to be paid within the employment contracts over the next five years as long as the employee continues to be an employee in good standing and meets the performance criteria within the individual employment agreements.  One of the four employment agreements does not have an expiration date and is included in each of the five years presented below.

(In thousands)

Year Ended December 31,	Employment Contracts

2015	$1,683
2016	983
2017	750
2018	750
2019	750
$4,916

Future Royalty Obligations

At December 31, 2014, our future obligations for royalty advances, minimum royalty guarantees and exclusive distribution fee guarantees under the terms of our existing licenses and exclusive distribution agreements that have an off balance sheet commitment total $7.1 million.  These commitments will be recognized in 2015 within our consolidated financial statements upon the earlier of payment or upon delivery of content by the content supplier.

Legal Proceedings

In the normal course of business, we are subject to proceedings, lawsuits and other claims, including proceedings under government laws and regulations relating to content ownership and copyright matters.  While it is not possible to predict the outcome of these matters, it is the opinion of management, based on consultations with legal counsel, that the ultimate disposition of known proceedings will not have a material adverse impact on our financial position, results of operations or liquidity.

NOTE 22.	RELATED PARTY TRANSACTIONS

Equity Investments in Affiliates

All of ACL’s staff is employed by RLJE Ltd.  ACL was charged overhead and personnel costs for the years ended December 31, 2014 and 2013, of approximately $2.3 million and $2.1 million, respectively.

ACL paid dividends to RLJE Ltd. of $4.0 million and $4.0 million during the years ended December 31, 2014 and 2013, respectively.  Dividends received were recorded as a reduction to the ACL investment account.

Foreign Currency

We recognize foreign currency gains and losses, as a component of other expense, on amounts lent by Acorn Media to RLJE Ltd. and RLJE Australia.  As of December 31, 2014, Acorn Media had lent its U.K. subsidiaries approximately $15.5 million and its Australian subsidiary approximately $3.6 million.  Amounts lent will be repaid in U.S. dollars based on available cash. Movement in exchange rates between the U.S. dollar and the functional currencies (which are the British Pound Sterling and the Australian dollar) of those subsidiaries that were lent the monies will result in foreign currency gains and losses.  During the years ended December 31, 2014 and 2013, we recognized a loss of $1.1 million and $484,000, respectively.

The RLJ Companies, LLC

On June 27, 2013, The RLJ Companies, LLC (whose sole manager and voting member is the chairman of our board of directors) purchased from one of our vendors $3.5 million of contract obligations that we owed to the vendor.  These obligation were payable by us to the vendor through September 5, 2013.  Pursuant to the purchase, The RLJ Companies, LLC has become the account creditor with respect to these accounts.  These accounts have not been otherwise modified.  These purchased liabilities are included in accrued royalties and distribution fees in the accompanying consolidated balance sheets for 2014 and 2013.

RLJ SPAC Acquisition, LLC

Our chairman of our board of directors (Mr. Robert L. Johnson) through his company, RLJ SPAC Acquisition, LLC, has entered into a plan to purchase up to $2.0 million of our outstanding common stock from time to time over a 24-month period beginning June 19, 2013. Any purchases under the plan will be at the discretion of Lazard Capital Markets LLC in the open market or in privately negotiated transactions in compliance with applicable laws and regulations.

All $2.0 million of Common Stock may not be purchased during the 24-month period.  The Plan may be terminated by Mr. Johnson at any time.

During 2014 and 2013, RLJ SPAC Acquisition LLC purchased 128,665 and 232,531 shares, respectively.

NOTE 23.	SUBSEQUENT EVENTS

On April 15, 2015, we sold to a company owned by Robert L. Johnson, the Company’s chairman, 15,000 shares of Bridge Preferred Stock for $15.0 million in cash.  The rights of the Bridge Preferred Stock include a preference on any dividends paid, limited voting rights related to any amendment to the Bridge Preferred Stock, a liquidation preference of $1,000 per share, negative covenants with respect to certain events and a redemption right at 130% of the liquidation preference upon certain defaults or a change in control.

The Company used $10.0 million of the net proceeds from this sale to make a partial payment on its Credit Agreement and approximately $1.0 million for prepayment penalties, legal fees and expenses associated with the transaction.  The balance of the net proceeds is intended to be used for working capital purposes.

In connection with the sale of the Bridge Preferred Stock, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Mr. Johnson’s company.  Pursuant to the terms of the Purchase Agreement, if convertible preferred stock is issued to a third party within 60 days after the sale to Mr. Johnson’s company of the Bridge Preferred Stock, concurrently with the closing on the sale of convertible preferred stock to such third party, each holder of Bridge Preferred Stock is required to exchange its shares of Bridge Preferred Stock for the number of shares of convertible preferred stock that is equal in liquidation value to the purchase price paid by such holder for Bridge Preferred Stock and would receive the same rights and benefits as the other investors in the convertible preferred stock, including the issuance of warrants. If convertible preferred stock is not issued to a third party within 60 days after the sale to Mr. Johnson’s company of the Bridge Preferred Stock, promptly following such date, each holder of Bridge Preferred Stock is required to exchange its shares of Bridge Preferred Stock for the number of shares of convertible preferred stock that is equal in liquidation value to the purchase price paid by such holder for Bridge Preferred Stock pursuant to the terms of the last convertible preferred stock term sheet offered by the Company to a third party and would receive the same rights and benefits as set forth in such last term sheet, including the issuance of warrants. The conversion of such convertible preferred stock into, and the exercise of such warrants for, shares of the Company’s common stock would be subject to the approval of the stockholders of the Company.

The Company is currently seeking to complete a private placement of between $15 million and $30 million of preferred stock convertible into the Company’s common stock to selected institutional investors (including the contemplated exchange with Mr. Johnson’s company). Such convertible preferred stock  will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  In connection with this placement, the Company has received a non-binding term sheet from a third party to purchase for cash $4,000,000 in liquidation value of convertible preferred stock and warrants to purchase common stock. The non-binding term sheet contemplates that the convertible preferred stock would:

Bear an 8% annual dividend, payable in kind for the first two years and thereafter payable quarterly in cash or freely-trading common stock, at the Company’s option. If common stock were used for the payment, it would be valued at 80% of the market price.

Be convertible into common stock at an initial conversion price of $1.00 per share, subject to anti-dilution adjustment.

Be subject to mandatory redemption on the fifth anniversary of the issuance date. The Company would be able to redeem with either cash or freely-tradable common stock. If common stock is used for the redemption, it would be valued at 80% of the market price.

The term sheet further contemplates the issuance of warrants to purchase an aggregate number of shares of common stock equal to 30% of the number of shares into which the convertible preferred stock is convertible on the date of issuance thereof. The Warrants would have a five year term and would have an exercise price of $1.50 per share, subject to anti-dilution adjustment. Investors in the convertible preferred stock also would receive certain other customary rights, including registration rights and anti-dilution protection.

The conversion of the convertible preferred stock into, and the exercise of the warrants for, shares of the Company’s common stock would be subject to the approval of the stockholders of the Company. The Company would hold a special meeting seeking stockholders approval no later than July 31, 2015. Prior to the closing on the issuance of the convertible preferred stock, the Company would be required to obtain proxies from directors, executive officers and greater than 5% stockholders holding at least 50% of the outstanding shares to vote in favor of the issuance of the convertible preferred stock and the warrants.

There is no assurance that the transaction set forth in the term sheet will be completed, that the terms of the actual issuance will not materially vary from the terms set forth in the term sheet or that the Company will be successful in obtaining other investors in the convertible preferred stock.

Debt Amendments

Concurrently with the sale of the Bridge Preferred Stock, the Company also entered into (a) an amendment (the “Senior Credit Facility Amendment”) to the Credit Agreement between the Company and its lenders, and (b) an amendment (the “Note Amendment”) with the holders of certain subordinated notes (the “Subordinated Note Holders”).

The principal terms of the Credit Agreement Amendment are as follows:

(a) a waiver of certain Defaults (as defined in the Credit Agreement) and Events of Default (as defined in the Credit Agreement) caused by, or that would be caused by the breach of certain financial covenants under the senior Credit Agreement;

(b) amendments of the Credit Agreement (i) modifying the interest rate to equal LIBOR plus 10.64%, (ii) modifying certain financial statement and other reporting and lender communication requirements, (iii) changing the Fixed Charge Coverage Ratio (as defined in the Credit Agreement) threshold to 0.73:1.00 for the quarter ending March 31, 2015, and 0.63:1.00 for the quarter ending June 30, 2015, (iv) changing the Senior Leverage Ratio (as defined in the Credit Agreement) limit to 7.50:1.00 for the quarter ending March 31, 2015, and 6.92:1.00 for the quarter ending June 30, 2015, (v) changing the Total Leverage Ratio (as defined in the Credit Agreement) limit to 9:00:1:00 for the quarter ending March 31, 2015, and 8.95:1.00 for the quarter ending June 30, 2015, and (vi) changing the Minimum Cash Balance (as defined in the Credit Agreement) that the Company is required to maintain to $1 million; and

(c) the consent of the lenders to the issuance of the Bridge Preferred Stock and the convertible preferred stock, which is anticipated to be issued in exchange for the Bridge Preferred Stock, as well as the use of the proceeds from the issuance of the Bridge Preferred Stock and the convertible preferred stock (i) to pay $10 million of the amounts outstanding pursuant to the Credit Agreement, (ii) to pay certain fees and costs associated with the issuance of the Bridge Preferred Stock and the convertible preferred stock, and (iii) for working capital purposes.

The principal terms of the Note Amendment are as follows:

(a) an agreement by the Subordinated Note Holders to convert 50% of the outstanding balance under the subordinated notes into the convertible preferred stock with rights and preferences equal to those of the Bridge Preferred Stock;

(b) amendments to the subordinated notes (i) changing the interest rate payable from 12% to 1.5% per annum for the 24-month period commencing on January 1, 2015, and then 12% per annum thereafter; and (ii) specifying that 45% of the interest due will be payable in cash and the remainder of the accrued interest will be payable in the form of additional subordinated notes; and

(c) a waiver of any existing defaults and events of default.

Up to 40,360,116 Shares

Common Stock
________________

PROSPECTUS
________________

Until ninety (90) days after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or a solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein nor the affairs of the issuer have not changed since the date hereof.